As filed with the Securities and Exchange Commission on March 27, 2009
Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

CLEARWIRE CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	4899	56-2408571
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

4400 Carillon Point
Kirkland, Washington 98033
(425) 216-7600
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Broady R. Hodder
Senior Vice President and General Counsel
Clearwire Corporation
4400 Carillon Point
Kirkland, Washington 98033
(425) 216-7600
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Joshua N. Korff
Kirkland & Ellis LLP
Citigroup Center
153 East 53rd Street
New York, New York 10022-4611
(212) 446-4800

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.  ☑

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑	Smaller reporting company ☐
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

		Proposed Maximum
Title of Each Class	Amount	Aggregate	Amount of
of Securities to be Registered	to be Registered(1)	Offering Price(2)(3)	Registration Fee
Class A common stock, par value $0.0001	15,147,273	$65,967,358.49	$3,680.98

(1)	Represents shares of Class A common stock issuable upon the exercise of warrants held by the selling stockholders. The exercise price of the warrants registered pursuant to this Registration Statement is $15.00.

(2)	All 15,147,273 shares of Class A common stock issuable on exercise of warrants registered pursuant to this Registration Statement are to be offered by the selling stockholders. Pursuant to Rule 416 under the Securities Act, this Registration Statement also covers such number of additional shares of Class A Common Stock to prevent dilution resulting from stock splits, stock dividends and similar transactions pursuant to the terms of the warrants referenced above.

(3)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) on the basis of the average of the high and low prices per share of our Class A common stock, as reported on the NASDAQ Global Select Market, on March 25, 2009 ($4.355).

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission relating to these securities is effective. This prospectus is not an offer to sell these securities and it is not a solicitation of an offer to buy these securities in any jurisdiction where such offer, solicitation or sale is not permitted.

Subject to Completion, dated March 27, 2009

15,147,273 Shares

Clearwire Corporation

Class A Common Stock

This prospectus relates to the resale of an aggregate of up to 15,147,273 shares of Clearwire Corporation Class A common stock, par value $0.0001 per share, which we refer to as Class A Common Stock, issuable upon exercise of previously issued warrants held by the selling stockholders that have an exercise price of $15.00 per share. We are required to file this registration statement, of which this prospectus is a part, under the terms of a registration rights agreement dated August 5, 2005 with the selling stockholders to register for resale the shares of Class A Common Stock underlying the warrants. The selling stockholders identified in this prospectus may, upon exercise of the warrants, sell for their own account the shares of Class A Common Stock underlying the warrants.

We will not receive any proceeds from the sale of the shares of Class A Common Stock by the selling stockholders. We will receive proceeds equal to the exercise price of any warrants held by the selling stockholders which are exercised for cash, but will receive no cash to the extent such warrants are exercised using applicable net issue exercise provisions.

Our Class A Common Stock is listed on the NASDAQ Global Select Market, which we refer to as NASDAQ, under the symbol “CLWR.” On March 25, 2009, the closing price of our Class A Common Stock as reported on NASDAQ was $4.40 per share.

Investing in our Class A Common Stock involves risks that are described in “Risk Factors” beginning on page 6 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus is dated          , 2009.

PROSPECTUS SUMMARY

The following summary highlights information contained elsewhere in this prospectus. It may not contain all the information that may be important to you. You should read this entire prospectus carefully, including the section titled “Risk Factors” and our historical consolidated financial statements and related notes incorporated by reference to our Annual Report on Form 10-K for the year ended December 31, 2008, which we refer to as our Form 10-K.

Explanatory Note

On November 28, 2008, Clearwire Corporation (f/k/a New Clearwire Corporation), which we refer to as Clearwire or the Company, completed the transactions contemplated by the Transaction Agreement and Plan of Merger, which we refer to as the Transaction Agreement, dated as of May 7, 2008 (as amended by Amendment No. 1 to the Transaction Agreement, dated as of November 21, 2008), by and among the former Clearwire Corporation (which, upon consummation of the transactions contemplated by the Transaction Agreement, which we refer to as the Transactions, became Clearwire Legacy LLC), which we refer to as Old Clearwire, Sprint Nextel Corporation, which we refer to as Sprint, Comcast Corporation, which we refer to as Comcast, Time Warner Cable Inc., which we refer to as Time Warner Cable, Bright House Networks, LLC, which we refer to as Bright House Networks, Google Inc., which we refer to as Google, and Intel Corporation, which we refer to as Intel. In this prospectus, we refer to Comcast, Time Warner Cable, Bright House Networks and Google collectively as the Strategic Investors, and to the Strategic Investors together with Intel as the Investors. For accounting purposes, the Transactions are treated as a reverse acquisition, with the assets and operations of the IEEE mobile Worldwide Interoperability of Microwave Access 802.16e-2005, which we refer to as mobile WiMAX, business contributed from Sprint, which we refer to as the Sprint WiMAX Business, deemed to be the accounting acquirer. As a result, the financial results of Old Clearwire prior to November 29, 2008, are not included as part of the Company’s reported financial statements (although they are incorporated by reference to our Form 10-K). The historical financial results of the Company prior to November 29, 2008 are those of the Sprint WiMAX Business (see Note 1 of the Notes to our consolidated financial statements incorporated by reference to our Form 10-K). Except as otherwise noted, all references to “we,” “us,” or “our,” refer to Clearwire and its consolidated subsidiaries.

Our Company

We build and operate next generation wireless broadband networks that provide entire communities with high-speed residential and mobile Internet access services and residential voice services. Our wireless broadband networks not only create a new communications path into the home or office, but also provide a broadband connection anytime and anywhere within our coverage area.

As of December 31, 2008, we operated our networks in 51 markets in the United States and Europe covering approximately 18.2 million people, and as of December 31, 2008, we had approximately 475,000 wireless broadband subscribers, which we believe makes us the largest operator of next generation wireless broadband networks in the world. Our networks in the United States were deployed in 47 markets and covered an estimated 15.3 million people. On January 6, 2009, we commercially launched service in Portland, Oregon. Internationally, as of December 31, 2008, we offered our wireless broadband services in Ghent and Brussels, Belgium, Dublin, Ireland and Seville, Spain, where our network covered approximately 2.9 million people. Our markets range from major metropolitan areas to small cities and the surrounding areas. As of December 31, 2008, we offered Voice over Internet Protocol, which we refer to as VoIP, telephony services in 45 of our domestic pre-WiMAX markets and in February began offering voice service in Portland.

Our primary focus is expanding the geographic coverage of our wireless broadband networks in the United States to take advantage of our more than 43 billion MHz-POPS of spectrum in the 2.5 GHz band. We are currently engaged in the development and construction of markets throughout the United States covering more than 75 million people, as well as the long lead time cell site development work in other markets covering an additional 45 million people. We believe our current development activities will enable us to offer our services to as many as 120 million people by the end of 2010. However, the ultimate scope and timing of our network build-out will largely be driven by our performance in our launched markets and the availability of additional capital, which is uncertain.

Our networks in our newest markets, Baltimore, Maryland and Portland, Oregon, utilize technology based on the mobile WiMAX standards. In our remaining 50 markets, we currently operate networks based on pre-WiMAX technology. We intend to deploy mobile WiMAX technology in all of the markets we currently have under development and to upgrade most of our existing pre-WiMAX markets in the United States to mobile WiMAX technology over the next two years.

Mobile WiMAX technology enables us to offer mobile and fixed communications services over a single wireless network. We expect manufacturers to offer a number of embedded handheld communications and consumer electronic devices that will be enabled to communicate using our mobile WiMAX network. There are more than 40 subscriber devices that are mobile WiMAX certified already, and many more are currently in the mobile WiMAX certification process. We expect nearly 100 mobile WiMAX capable devices to be available by year end. We believe these devices will enable us to deliver a broader range of mobile communications services than we offer today.

Our services are both competitive with and complementary to existing wireline and wireless networks. Our subscribers are able to access the same rich content, applications and services as subscribers of wireline broadband services, while also experiencing much of the freedom and flexibility that large scale wireless networks enable. We believe our networks combine some of the best features of cellular, cable modem, DSL and Wi-Fi networks into a single service offering that legacy networks do not currently match. As our capabilities evolve with the introduction of mobile WiMAX networks in new and existing markets, we also expect to develop and offer additional innovative and differentiated products and services. These may include services such as mobile broadcast video, video on demand for mobile media players, mobile video conferencing, advanced telematics, multiplayer online games and other services.

Based on early results in our two new mobile WiMAX markets, we believe customers are attracted to our wireless broadband services because our services are:

•	Fast. We offer connectivity speeds that typically exceed cellular networks and we believe offer a competitive alternative to wireline broadband offerings.

•	Simple. Our services are easy to acquire and use, with little or no professional installation typically required.

•	Mobile. Unlike wireline networks, our customers have the ability to access our networks from anywhere within our coverage area.

•	Reliable. We use licensed radio frequencies, or spectrum, which enables us to minimize interference common on certain wireless networks that use unlicensed or shared radio frequencies.

•	Affordable. We offer a value proposition that is competitive while recognizing the unique benefits of our service offerings.

We believe that substantially all of the households we cover in the United States have access to cable modem and/or DSL Internet services, leading us to conclude that our historical subscriber growth rates reflect the mass market appeal and robust customer demand for our differentiated services, even in the presence of these wireline broadband alternatives. We believe demand for our services will expand to more mobile wireless uses with the advent of new form factors like PC express cards, USB modems and embedded chipsets in laptops and other mobile or portable devices.

We are an early stage company, and as such we are investing heavily in building our network and acquiring other assets necessary to expand our business. Old Clearwire and the Sprint WiMAX Business have a history of operating losses. Consequently, we expect to have significant losses in the future. As of December 31, 2008, the total principal amount due on our debt was approximately $1.41 billion, which becomes due in 2010.

General Information About This Prospectus

We own or have rights to trademarks, service marks, copyrights and trade names that we use in conjunction with the operation of our business including, without limitation, Cleartm, Clearwire® and XOHMtm. This prospectus also includes trademarks, service marks and trade names of other companies, including, without limitation, Sprint®, iDEN® and NextNet®. Each trademark, service mark or trade name of any other company appearing in this prospectus belongs to its holder. Use or display by us of other parties’ trademarks, service marks or trade names is not intended to and does not imply a relationship with, or endorsement or sponsorship by us of the trademark, service mark or trade name owner. See the risk factors in our Form 10-K for further information.

Our Corporate Information

We are a Delaware corporation. Our principal executive offices are located at 4400 Carillon Point, Kirkland, Washington 98033, and our telephone number is (425) 216-7600. Our website address is http://www.clearwire.com. Information on or accessed through our website is not incorporated into this prospectus and is not a part of this prospectus.

The Offering

Background:	On August 5, 2005 and February 16, 2006, in connection with the issuance to private investors by Old Clearwire of an aggregate of $620.7 million principal amount of its senior secured notes, Old Clearwire issued to private investors warrants to purchase an aggregate of 49,655,653 shares of Old Clearwire Class A common stock, which, following Old Clearwire’s three for one reverse stock split on March 1, 2007, were exercisable to purchase 16,551,885 shares of Old Clearwire’s Class A common stock.

Old Clearwire granted the holders of the warrants registration rights covering the shares subject to issuance under the warrants, and we assumed that obligation upon completion of the Transactions. The registration statement of which this prospectus is a part is intended to satisfy our obligations to the holders of the warrants to register for resale the shares issuable upon exercise of the warrants held by them.

The selling stockholders identified in this prospectus may, upon exercise of the warrants, sell for their own account the shares of Class A Common Stock underlying the warrants, at an exercise price of $15.00 per share.

Class A Common Stock Offered by the Selling Stockholders:	15,147,273 shares.

Use of Proceeds:	We will not receive any proceeds from the sale by the selling stockholders of the Class A Common Stock issuable upon the exercise of the warrants. If all 15,147,273 shares of our Class A Common Stock are issued on exercise of outstanding warrants without using any applicable cashless exercise provisions, we will receive approximately $227.2 million in cash from the warrant holders, assuming that the exercise price of the warrants is not adjusted. Any proceeds received by us from the exercise of the warrants will be used by us for general corporate purposes.

NASDAQ Global Select Market Symbol:	“CLWR”

SELECTED HISTORICAL AND PRO FORMA CONDENSED COMBINED FINANCIAL DATA

Selected Historical Financial Data

The following selected historical financial data are derived from our audited financial statements. The balance sheet data as of December 31, 2008 and 2007 and the statements of operations data for the years ended December 31, 2008 and 2007 are derived from our audited financial statements and related notes that are incorporated by reference to our Form 10-K. The information set forth below should be read in conjunction with our historical financial statements, including the notes thereto, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” incorporated by reference to our Form 10-K.

	Year Ended December 31,
	2008(1)	2007
	(In thousands, except per share data)

Statements of Operations Data:
Revenues	$20,489	$—
Cost of goods and services and network costs (exclusive of items shown separately below)	131,489	48,865
Selling, general and administrative expense	150,940	99,490
Depreciation and amortization	58,146	3,979
Spectrum lease expense	90,032	60,051
Transaction related expenses	82,960	—

Total operating expenses	513,567	212,385

Operating loss	(493,078)	(212,385)
Other income (expense), net	(37,662)	4,022
Non-controlling interests in net loss of consolidated subsidiaries	159,721	—
Income tax provision	(61,607)	(16,362)

Net loss	$(432,626)	$(224,725)

Net loss per Class A Common Share(2):
Basic	$(0.16)

Diluted	$(0.28)

Weighted average Class A Common Shares outstanding:
Basic	189,921
Diluted	694,921
Other Financial Data:
Capital expenditures	$534,196	$329,469

(1)	The year ended December 31, 2008 includes the results of operations for the Sprint WiMAX Business for the first eleven months of 2008 prior to the completion of the Transactions, which we refer to as the Closing, and the results of our operations subsequent to the Closing. The 2007 operations data represents the Sprint WiMAX Business’ historical results of operations.

(2)	Prior to the Closing, the Sprint WiMAX Business had no equity as it was a wholly-owned division of Sprint. As such, we did not calculate or present net loss per share for the period from January 1, 2008 to November 28, 2008 or the year ended December 31, 2007. We have calculated and presented basic and diluted net loss per share for the period from November 29, 2008 through December 31, 2008.

	Year Ended December 31,
	2008	2007
	(In thousands)

Operating Data:
Subscribers(1):
United States	424	—
International	51	—

(1)	Represents the number of households and business or governmental entities receiving wireless broadband connectivity through our network.

	As of December 31,
	2008	2007
	(In thousands)

Balance Sheet Data:
Current assets	$3,165,872	$8,399
Property, plant and equipment, net	1,319,945	491,896
Spectrum licenses	4,471,862	2,642,590
Total assets	9,124,167	3,144,158
Long-term debt	1,350,498	—
Total stockholders’ equity	2,066,192	2,464,936

Selected Unaudited Pro Forma Condensed Combined Statement of Operations

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2008 gives effect to the Transactions as if they were consummated on January 1, 2008. The unaudited pro forma condensed combined statement of operations includes all adjustments that give effect to events that are directly attributable to the Transactions, expected to have a continuing impact, and that are factually supportable. The unaudited pro forma combined statement of operations for the year ended December 31, 2008 were prepared under Article 11-Pro forma Financial Information of Securities and Exchange Commission Regulation S-X using (1) the audited consolidated financial statements of Clearwire for the year ended December 31, 2008, and (2) the accounting records for the period January 1, 2008 to November 28, 2008 for Old Clearwire. The pro forma adjustments are based on the information available at the time of the preparation of this prospectus. See the section titled “Unaudited Pro Forma Condensed Combined Statement of Operations” on page 12.

The unaudited pro forma condensed combined statement of operations that follows is presented for informational purposes only and is not intended to represent or be indicative of the combined results of operations or that would have been reported had the Transactions been completed as of January 1, 2008, and should not be taken as representative of the future consolidated results of operations of Clearwire.

Year Ended
December 31, 2008
(In thousands, except
per share data)

Statement of Operations Data:
Revenues	$230,646
Operating loss	(918,320)
Loss before non-controlling interests and income taxes	(1,181,754)
Net loss	(314,146)
Net loss per Class A Common Share:
Basic	$(1.62)

Diluted	$(1.73)

Weighted average Class A Common Shares outstanding:
Basic	194,484
Diluted	723,307

RISK FACTORS

Investing in shares of our Class A Common Stock involves a high degree of risk. Before investing in our Class A Common Stock you should consider carefully the following risks, together with the financial and other information contained in this prospectus and in our Form 10-K, which is incorporated herein by reference. If any of the following risks actually occurs, our business, prospects, financial condition and results of operations could be adversely affected. In that case, the trading price of our Class A Common Stock would likely decline and you may lose all or a part of your investment.

Risks Related To Our Common Stock And This Offering

Sprint, Eagle River Holdings, LLC and the Investors are our largest stockholders, and as a result they together effectively have control over us and may have actual or potential interests that may diverge from yours.

Sprint, Eagle River Holdings, LLC, which we refer to as Eagle River, and the Investors own a majority of the voting power of our Class A Common Stock and Class B Common Stock, par value $0.0001 per share, which we refer to as Class B Common Stock, and which we refer to together as our Common Stock. Sprint, Eagle River and the Investors may have interests that diverge from those of other holders of our capital stock. Each of Sprint, Eagle River and the Investors are a party to the equityholders’ agreement, dated November 28, 2008, entered into with us, which we refer to as the Equityholders’ Agreement, which requires, among other things, the approval of:

•	75% of the voting power of all outstanding stock of Clearwire for certain actions, including any merger, consolidation, share exchange or similar transaction and any issuance of capital stock that would constitute a change of control of Clearwire or any of its subsidiaries;

•	each of Sprint, Intel and the representative for the Strategic Investors, as a group, so long as each of Sprint, Intel and the Strategic Investors, as a group, owns securities representing at least 5% of the outstanding voting power of Clearwire, in order to:

•	amend our Amended and Restated Certificate of Incorporation, which we refer to as the Clearwire Charter, the bylaws of Clearwire, which we refer to as the Clearwire Bylaws, or the amended and restated operating agreement, which we refer to as the Operating Agreement, governing Clearwire Communications LLC, which we refer to as Clearwire Communications;

•	change the size of the board of directors of Clearwire;

•	liquidate Clearwire or Clearwire Communications or declare the bankruptcy of Clearwire or its subsidiaries;

•	effect any material capital reorganization of Clearwire or any of its material subsidiaries, other than a financial transaction (including securities issuances) in the ordinary course of business;

•	take any action that could cause Clearwire Communications or any of its material subsidiaries to be taxed as a corporation for federal income tax purposes; and

•	subject to certain exceptions, issue any Class B Common Stock or any equity interests of Clearwire Communications;

•	Eagle River, for so long as Eagle River owns at least 50% of the shares of Common Stock received by it in the Transactions and the proposed action would disproportionately and adversely affect Eagle River, the public stockholders of Clearwire or Clearwire in its capacity as a member of Clearwire Communications, in order to amend the Clearwire Charter, the Clearwire Bylaws or the Operating Agreement or to change the size of the board of directors of Clearwire; and

•	each of Sprint, Intel and the Strategic Investors, as a group, so long as each of Sprint, Intel and the Strategic Investors, as a group, respectively, owns both (1) at least 50% of the number of shares of Common Stock received by it in the Transactions and (2) securities representing at least 5% of the outstanding voting power of Clearwire, in order for Clearwire to enter into a transaction involving the sale of a certain percentage of the consolidated assets of Clearwire and its subsidiaries to, or the merger of Clearwire with, certain specified competitors of Sprint, Intel and the Strategic Investors.

The Equityholders’ Agreement also contains provisions related to restrictions on transfer of Common Stock, rights of first offer and preemptive rights.

As a result, Sprint, Eagle River and the Investors may be able to cause us to take, or prevent us from taking, actions that may conflict with your best interests as a stockholder, which could adversely affect our results of operations and the trading price of our Class A Common Stock.

Clearwire and its subsidiaries may be considered subsidiaries of Sprint under certain of Sprint’s agreements relating to its indebtedness.

Sprint owns approximately 51% of the voting power of Clearwire. As a result, Clearwire and its subsidiaries may be considered subsidiaries of Sprint under certain of Sprint’s agreements relating to its indebtedness. Those agreements govern the incurrence of indebtedness and certain other activities of Sprint’s subsidiaries. Thus, our actions may result in a violation of covenants in Sprint’s debt obligations, which may cause Sprint’s lenders to declare due and payable all of Sprint’s outstanding loan obligations, thereby severely harming Sprint’s financial condition, operations and prospects for growth. The determination of whether or not we would be considered a subsidiary under Sprint’s debt agreements is complex and subject to interpretation. Under the Equityholders’ Agreement, described elsewhere in this prospectus, if we intend to take any action that may be prohibited under the terms of certain Sprint debt agreements, then Sprint will be obligated to deliver to us an officer’s certificate, which we refer to as a Compliance Certificate, and legal opinion from a nationally recognized law firm stating that our proposed actions do not violate those debt agreements. If Sprint notifies us that it cannot deliver the Compliance Certificate and legal opinion, Sprint will be obligated to take certain actions to ensure that we are no longer considered a subsidiary under its debt agreements. These actions may include surrendering board seats and voting stock. The unusual nature of this arrangement may make it more difficult for us to obtain financing on favorable terms or at all. Moreover, regardless of whether we receive a Compliance Certificate and legal opinion as described above, we cannot be sure our actions will not violate Sprint’s debt covenants, and, if there is a violation, that Sprint’s lenders will waive such non-compliance and forbear from enforcing their rights, which could include accelerated collection of Sprint’s obligations. For a more complete description of the Equityholders’ Agreement, see the section titled “Certain Relationships and Related Transactions — Relationships among Certain Stockholders, Directors, and Officers of Clearwire — Equityholders’ Agreement” beginning on page 51 of this prospectus.

Clearwire is a “controlled company” within the meaning of the NASDAQ Marketplace Rules and relies on exemptions from certain corporate governance requirements.

Sprint beneficially owns approximately 51% of the outstanding voting power of Clearwire. In addition, the Investors collectively own approximately 31% and Eagle River owns approximately 5% of the outstanding voting power of Clearwire. The Equityholders’ Agreement governs the voting of shares of the Common Stock held by each of the parties thereto in certain circumstances, including with respect to the election of the individuals nominated to the board of directors of Clearwire by Sprint, Eagle River and the Investors.

As a result of the combined voting power of Sprint, Eagle River and the Investors and the Equityholders’ Agreement, we rely on exemptions from certain NASDAQ corporate governance standards. Under the NASDAQ Marketplace Rules, a company of which more than 50% of the voting power is held by a single person or a group of people is a “controlled company” and may elect not to comply with certain NASDAQ corporate governance requirements, including the requirements that:

•	a majority of the board of directors consist of independent directors;

•	the compensation of officers be determined, or recommended to the board of directors for determination, by a majority of the independent directors or a compensation committee comprised solely of independent directors; and

•	director nominees be selected, or recommended to the board of directors for its selection, by a majority of the independent directors or a nominating committee comprised solely of independent directors with a written charter or board resolution addressing the nomination process.

Unless we choose to no longer rely on these exemptions in the future, you will not have the same protections afforded to stockholders of companies that are subject to all of the NASDAQ corporate governance requirements.

The corporate opportunity provisions in the Clearwire Charter could enable certain of our stockholders to benefit from corporate opportunities that might otherwise be available to us.

The Clearwire Charter contains provisions related to corporate opportunities that may be of interest to both Clearwire and certain of our stockholders, including Sprint, Eagle River and the Investors, who are referred to in the Clearwire Charter as the Founding Stockholders. These provisions provide that unless a director is an employee of Clearwire, such person does not have a duty to present to Clearwire a corporate opportunity of which he or she becomes aware, except where the corporate opportunity is expressly offered to such person in his or her capacity as a director of Clearwire.

In addition, the Clearwire Charter expressly provides that our Founding Stockholders may, and have no duty not to, engage in any businesses that are similar to or competitive with that of Clearwire, do business with our competitors, customers and suppliers, and employ Clearwire’s employees or officers. The Founding Stockholders or their affiliates may deploy competing wireless broadband networks or purchase broadband services from other providers. Further, we may also compete with the Founding Stockholders or their affiliates in the area of employee recruiting and retention. These potential conflicts of interest could have a material adverse effect on our business, financial condition, results of operations or prospects if attractive corporate opportunities are allocated by the Founding Stockholders to themselves or their other affiliates or we lose key personnel to them. For a more complete description of the terms of the Clearwire Charter, see the section titled “Description of Clearwire Capital Stock” beginning on page 63 of this prospectus.

The market price of our Class A Common Stock has been and may continue to be volatile.

The trading price of our Class A Common Stock could be subject to significant fluctuations in price in response to various factors, some of which are beyond our control. These factors include:

•	quarterly variations in our results of operations or those of our competitors, either alone or in comparison to analysts’ expectations;

•	announcements by us or our competitors of acquisitions, new products, significant contracts, commercial relationships or capital commitments;

•	announcements by us regarding the entering into, or termination of, material transactions;

•	disruption to our operations or those of other companies critical to our network operations;

•	the emergence of new competitors or new technologies;

•	market perceptions relating to the deployment of mobile WiMAX networks by other operators;

•	our ability to develop and market new and enhanced products on a timely basis;

•	seasonal or other variations in our subscriber base;

•	commencement of, or our involvement in, litigation;

•	availability of additional spectrum;

•	dilutive issuances of our stock or the stock of our subsidiaries, including on the exercise of outstanding warrants and options, or the incurrence of additional debt;

•	changes in our board or management;

•	adoption of new accounting standards;

•	Sprint’s performance, which may have an effect on the market price of the Class A Common Stock even though we are a separate, stand-alone company;

•	changes in governmental regulations or the status of our regulatory approvals;

•	changes in earnings estimates or recommendations by securities analysts;

•	announcements regarding mobile WiMAX and other technical standards;

•	the availability or perceived availability of additional capital and market perceptions relating to our access to such capital; and

•	general economic conditions and slow or negative growth of related markets.

In addition, the stock market in general, and the market for shares of technology companies in particular, have experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. We believe the price of our Class A Common Stock may be subject to continued volatility. In addition, in the past, following periods of volatility in the trading price of a company’s securities, securities class action litigation or stockholder derivative suits have often been instituted against those companies. Such litigation, if instituted against us, could result in substantial costs and divert our management’s attention and resources.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements” within the meaning of the securities laws. The statements in this prospectus regarding agreements between Clearwire, Sprint and the Investors and the benefits to Clearwire of the arrangements contemplated by the Transactions; plans for the development and deployment of a next generation wireless broadband network based on mobile WiMAX technology; the timing, availability, capabilities, coverage, and costs of our network; products and services to be offered on our network; and other statements that are not historical facts are forward-looking statements. The words “will,” “would,” “may,” “should,” “estimate,” “project,” “forecast,” “intend,” “expect,” “believe,” “target,” “designed” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are projections reflecting management’s judgment and assumptions based on currently available information and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements.

Future performance cannot be assured. Actual results may differ materially from those in the forward-looking statements due to a variety of factors, including, but not limited to:

•	our ability to successfully integrate the operations, technologies, products and services of Old Clearwire and the Sprint WiMAX Business;

•	the costs and business risks associated with deploying our network and offering products and services utilizing mobile WiMAX technology;

•	the ability of third-party suppliers, software developers and other vendors to perform requirements and satisfy obligations necessary to create products and software designed to support desired features and functionality, under agreements with Clearwire;

•	the impact of adverse network performance;

•	the availability of additional financing on acceptable terms or at all;

•	actions by regulatory agencies;

•	the risks referenced in the section of our Form 10-K titled “Risk Factors;” and

•	other risks referenced in the section of this prospectus titled “Risk Factors.”

We believe the forward-looking statements in this prospectus are reasonable; however, you should not place undue reliance on forward-looking statements, which are based on current expectations and speak only as of the date of this prospectus. We are not obligated to publicly release any revisions to forward-looking statements to reflect events after the date of this prospectus.

USE OF PROCEEDS

This prospectus relates to 15,147,273 shares of Class A Common Stock, issuable upon exercise of outstanding warrants, which may be sold from time to time by the selling stockholders. We will not receive any part of the proceeds from the sale of Class A Common Stock by the selling stockholders. If all 15,147,273 shares of our Class A Common Stock are issued on exercise of outstanding warrants without using any applicable cashless exercise provisions, we will receive approximately $227.2 million in cash from the warrant holders, assuming that the exercise price of the warrants is not adjusted. Any proceeds received by us from the exercise of the warrants will be used by us for general corporate purposes. We have not included these proceeds in our planned budgets, and if we do not receive any of the proceeds it will not have any effect on our business plans. Readers should be aware that all such warrants include net issue exercise provisions that may reduce or eliminate the cash proceeds we receive upon exercise of such warrants; however, any such reduction also will have the effect of reducing the number of shares of Class A Common Stock issued in net exercise transactions.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2008 gives effect to the Transactions as if they were consummated on January 1, 2008. The unaudited pro forma condensed combined statement of operations includes all adjustments that give effect to events that are directly attributable to the Transactions, expected to have a continuing impact, and that are factually supportable. The notes to the unaudited pro forma condensed combined statement of operations describe the pro forma amounts and adjustments presented below.

The Transactions are being accounted for as a reverse acquisition in accordance with the provisions of Statement of Financial Accounting Standards, which we refer to as SFAS, No. 141, Business Combinations, which we refer to as SFAS No. 141, with the Sprint WiMAX Business considered the accounting acquirer. The purchase consideration to acquire Old Clearwire has been estimated to be approximately $1.1 billion and is based on the fair value of the Company’s Class A Common Stock as of the Closing, which was determined to be equal to the $6.62 publicly traded share price of Old Clearwire’s Class A common stock on November 28, 2008. The total purchase consideration was allocated to the respective assets acquired and liabilities assumed based upon their estimated fair values on the date of the acquisition. At the date of acquisition, the estimated fair value of net assets acquired exceeded the purchase price; therefore, no goodwill is reflected in the purchase price allocation. In accordance with SFAS No. 141, the excess of the estimated fair value of net assets acquired over purchase price was allocated to eligible non-current assets, specifically property, plant and equipment, other non-current assets and intangible assets, based upon their relative fair values. The allocation of the purchase consideration is preliminary and based on valuations derived from estimated fair value assessments and assumptions used by management. The final purchase price allocation is pending the finalization of appraisal valuations of certain tangible and intangible assets acquired. While management believes that its preliminary estimates and assumptions underlying the valuations are reasonable, different estimates and assumptions could result in different values being assigned to individual assets acquired and liabilities assumed, and the resulting amount of the excess of estimated fair value of net assets acquired over the purchase price.

In connection with the integration of the Sprint WiMAX Business and Old Clearwire operations, management expects that certain non-recurring charges will be incurred. Management also expects that certain synergies might be realized due to operating efficiencies or future revenue synergies expected to result from the Transactions. However, the amount and extent of those synergies cannot be quantified at this time. Therefore, no pro forma adjustments have been reflected in the unaudited pro forma condensed combined statement of operations to reflect any such costs or benefits.

Assumptions underlying the pro forma adjustments are described in the accompanying notes, which should be read in conjunction with the unaudited pro forma condensed combined statement of operations. The unaudited pro forma condensed combined statement of operations that follows is presented for informational purposes only and is not intended to represent or be indicative of the combined results of operations that would have been reported had the Transactions been completed as of January 1, 2008 and should not be taken as representative of the future consolidated results of operations of the Company.

The following unaudited pro forma condensed combined statement of operations for the year ended December 31, 2008 was prepared using the audited consolidated financial statements of Clearwire for the year ended December 31, 2008 and the accounting records of Old Clearwire for the period January 1, 2008 to November 28, 2008. The unaudited pro forma condensed combined statement of operations should be read in conjunction with the separate historical financial statements and accompanying notes thereto incorporated by reference in this prospectus.

CLEARWIRE CORPORATION

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
For the year ended December 31, 2008

	Historical
	12-Month Period		11-Month Period	Purchase		Clearwire
	Ended 12/31/08		Ended 11/28/08	Accounting and		Corporation Pro
	Clearwire Corp.		Old Clearwire(2)	Other(3)		Forma

REVENUES	$20,489		$210,157	$—		$230,646
OPERATING EXPENSES
Cost of goods and services and network costs	131,489		154,270	—		285,759
Selling, general and administrative expense	150,940		372,381	(38,900	)(a)	484,421
Depreciation and amortization	58,146		104,817	(52,865	)(b)	128,602
				18,504	(c)
Spectrum lease expense	90,032		128,550	34,163	(c)	250,184
				(2,561	)(d)
Transaction related expenses	82,960		46,166	(48,553	)(e)	—
				(80,573	)(f)

Total operating expenses	513,567		806,184	(170,785)		1,148,966

OPERATING LOSS	(493,078)		(596,027)	170,785		(918,320)
OTHER INCOME (EXPENSE), NET
Interest income	1,091		17,478	—		18,569
Interest expense	(16,545)		(94,438)	94,055	(g)	(192,588)
				(175,660	)(h)
Foreign currency gains (losses), net	684		(531)	—		153
Other-than-temporary impairment loss and realized loss on investments	(17,036)		(61,411)	—		(78,447)
Other expense, net	(5,856)		(2,704)	(2,561	)(d)	(11,121)

Total other income (expense), net	(37,662)		(141,606)	(84,166)		(263,434)

LOSS BEFORE NON-CONTROLLING INTERESTS AND INCOME TAXES	(530,740)		(737,633)	86,619		(1,181,754)
Non-controlling interests in net loss of consolidated subsidiaries	159,721		3,492	704,395	(i)	867,608

LOSS BEFORE INCOME TAXES	(371,019)		(734,141)	791,014		(314,146)
Income tax provision	(61,607)		(5,379)	66,986	(j)	—

NET LOSS	$(432,626)		$(739,520)	$858,000		$(314,146)

Net loss per Class A Common Share:
Basic	$(0.16	)(4)				$(1.62	)(5)

Diluted	$(0.28	)(4)				$(1.73	)(5)

Weighted average Class A Common Shares outstanding:
Basic	189,921	(4)				194,484	(5)

Diluted	694,921	(4)				723,307	(5)

See the accompanying Notes to the Unaudited Pro Forma Condensed Statement of Operations

Notes to Clearwire Corporation

Unaudited Pro Forma Condensed Combined Statement of Operations

1.	Basis of Presentation

Sprint entered into an agreement with Clearwire to combine both of their next generation wireless broadband businesses to form a new independent company called Clearwire. On the Closing, Old Clearwire and the Sprint WiMAX Business completed the combination to form Clearwire. The Transactions are being accounted for under SFAS No. 141 as a reverse acquisition with the Sprint WiMAX Business deemed to be the accounting acquirer.

On the Closing, the Investors made an aggregate $3.2 billion capital contribution to Clearwire and its subsidiary, Clearwire Communications. In exchange for its investment, Google initially received 25,000,000 shares of Class A Common Stock and Sprint and the other Investors received 505,000,000 shares of Class B Common Stock and an equivalent amount of Class B non-voting common interests in Clearwire Communications, which we refer to as Clearwire Communications Class B Common Interests. The number of shares of our Class A Common Stock, Class B Common Stock and Clearwire Communications Class B Common Interests, as applicable, that the Investors were entitled to receive under the Transaction Agreement was subject to a post-closing adjustment based on the trading price of our Class A Common Stock on NASDAQ over 15 randomly-selected trading days during the 30-day period ending on the 90th day after the Closing, or February 26, 2009, which we refer to as the Adjustment Date, with a floor of $17.00 per share and a cap of $23.00 per share. During the measurement period, our Class A Common Stock traded below $17.00 per share on NASDAQ, so on the Adjustment Date, we issued to the Investors an additional 4,411,765 shares of Class A Common Stock and 23,823,529 shares of Class B Common Stock and 23,823,529 additional Clearwire Communications Class B Common Interests to reflect the $17.00 price per share. Additionally, in accordance with the Subscription Agreement dated May 7, 2008, which we refer to as the Subscription Agreement, by and between the Company and CW Investments Holdings LLC, which we refer to as CW Investments, on February 27, 2009, CW Investments purchased 588,235 shares of Class A Common Stock at $17.00 per share. For the purpose of determining the number of shares outstanding within the unaudited pro forma condensed combined statement of operations, we assumed that the additional shares and common interests issued to the Investors and CW Investments on the Adjustment Date and February 27, 2009, respectively, as applicable, were issued as of the Closing and that the Closing was consummated on January 1, 2008.

After giving effect to the Transactions, the post-closing adjustment and the investment by CW Investments of $10.0 million, Sprint owns the largest interest in Clearwire with an effective voting and economic interest in Clearwire and its subsidiaries of approximately 51 percent.

2.	Historical Old Clearwire Financial Information

These amounts have been derived from the accounting records of Old Clearwire for the period January 1, 2008 to November 28, 2008.

3.	Pro Forma Adjustments Related to Purchase Accounting and Other Non-recurring Charges for the Year Ended December 31, 2008

The pro forma adjustments related to purchase accounting have been derived from the preliminary allocation of the purchase consideration to the identifiable tangible and intangible assets acquired and liabilities assumed of Old Clearwire, including the allocation of the excess of the estimated fair value of net assets acquired over the purchase price. The allocation of the purchase consideration is preliminary and based on valuations derived from estimated fair value assessments and assumptions used by management. The final purchase price allocation is pending the finalization of appraisal valuations of certain tangible and intangible assets acquired. While management believes that its preliminary estimates and assumptions underlying the valuations are reasonable, different estimates and assumptions could result in different values being assigned to individual assets acquired and liabilities assumed, and the resulting amount of the excess of estimated fair value of net assets acquired over the purchase price.

Notes to Clearwire Corporation

Unaudited Pro Forma Condensed Combined Statement of Operations — (Continued)

Article 11 of Regulation S-X requires that pro forma adjustments reflected in the unaudited pro forma statement of operations are directly attributable to the transaction have a continuing impact on the results of operations and are factually supportable for which pro forma financial information is presented. Certain charges have been excluded in the unaudited pro forma condensed combined statement of operations as such charges were incurred in direct connection with or at the time of the Transactions and are not expected to have an ongoing impact on the results of operations after the Closing.

a. The accelerated vesting of stock options for certain members of management upon the Closing resulted in a one-time charge of approximately $38.9 million recorded by Old Clearwire in its historical financial statements for the 11 months ended November 28, 2008. As these are non-recurring charges directly attributable to the Transactions, they are excluded from the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2008.

b. The adjustments are to record depreciation and amortization expense on a pro forma basis related to the new basis of Old Clearwire property, plant and equipment in purchase accounting which are being depreciated and amortized over their estimated remaining useful lives on a straight-line basis. The reduction in depreciation results from a decrease in the carrying value of property, plant equipment as a result of the allocation of the excess of the estimated fair value of net assets acquired over the purchase price.

The following table summarizes the estimated remaining useful lives that management has assumed for each class of property, plant and equipment in arriving at the pro forma adjustment.

Estimated Remaining
Useful Life
(Years)

Network and base station equipment	5
Customer premises equipment	1 to 2
Furniture, fixtures and equipment	2
Leasehold improvements	The lesser of the remaining term of the leasehold agreement or 5

c. Represents the adjustments to record amortization on a pro forma basis related to the new basis of the Old Clearwire spectrum lease contracts and other intangible assets over their estimated weighted average remaining useful lives on a straight-line basis.

The following table summarizes the estimated weighted average remaining useful lives that management has assumed for each class of spectrum lease contract and other intangibles in arriving at the pro forma adjustment.

Estimated Weighted Average
Spectrum Lease Contracts and Other Intangibles	Remaining Useful Life
(Years)

Indefinite-lived Owned spectrum	Indefinite
Definite-lived Owned spectrum	18
Spectrum leases	27
Subscriber relationships	7
Tradenames and trademarks	5

d. Represents the elimination of intercompany other income and related expenses associated with the historical agreements pre-Closing between us (formerly, Sprint WiMAX Business) and Old Clearwire where Old Clearwire leased spectrum licenses from us. The other income and related expenses were $2.6 million for the year ended December 31, 2008.

e. Represents the reversal of transaction costs of $48.6 million, comprised of $33.4 million of investment banking fees and $15.2 million of other professional fees, primarily recorded in the Old Clearwire historical

Notes to Clearwire Corporation

Unaudited Pro Forma Condensed Combined Statement of Operations — (Continued)

statement of operations for the 11 months ended November 28, 2008. As these are non-recurring charges directly attributable to the Transactions, they are excluded from the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2008.

f. Prior to the Closing, Sprint leased spectrum to Old Clearwire through various spectrum lease agreements. As part of the Transactions, Sprint contributed both the spectrum lease agreements and the spectrum assets underlying those agreements. As a result of the Transactions, the spectrum lease agreements were effectively terminated, and the settlement of those agreements was accounted for as a separate element from the business combination. A settlement loss of $80.6 million resulted from the termination as the agreements were considered to be unfavorable to us relative to current market rates. This one-time charge recorded by Clearwire in connection with the acquisition is excluded from the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2008.

g. Prior to the Closing, Old Clearwire refinanced the senior term loan facility and renegotiated the loan terms. Historical interest expense related to the senior term loan facility before the refinancing and amortization of the deferred financing fees recorded by Old Clearwire, in the amount of $94.1 million for the year ended December 31, 2008, has been reversed as if the Transactions were consummated on January 1, 2008.

h. Represents the adjustment to record pro forma interest expense assuming the senior term loan facility and the Sprint Tranche (as defined below) under the Amended Credit Agreement (as defined below) was outstanding as of January 1, 2008. The Closing would have resulted in an event of default under the terms of the credit agreement underlying the senior term loan facility unless the consent of the lenders was obtained. On November 21, 2008, Old Clearwire entered into an Amended Credit Agreement with the lenders to satisfy this closing condition. The Amended Credit Agreement resulted in additional fees to be paid and adjustments to the underlying interest rates. The Sprint Pre-Closing Financing (as defined in the Transaction Agreement) was assumed by Clearwire on the Closing, as a result of the financing of the Sprint WiMAX Business by Sprint for the period April 1, 2008 through the Closing. On December 1, 2008, we added an additional tranche of term loans provided by Sprint under the Amended Credit Agreement, which we refer to as the Sprint Tranche.

Pro forma interest expense was calculated over the period using the effective interest method resulting in an adjustment of $175.7 million for the year ended December 31, 2008 based on an effective interest rate of 14.0 percent. Pro forma interest expense also reflects an adjustment to accrete the debt to par value. Pro forma interest expense was calculated based on the contractual terms under the Amended Credit Agreement, assuming a term equal to its contractual maturity of 30 months and the underlying interest rate was the base rate of 2.75 percent, as the 3 month LIBOR rate in effect at the Closing was less than the base rate. A one-eighth percentage change in the interest rate would increase or decrease interest expense by $1.6 million for the year ended December 31, 2008.

i. Represents the allocation of a portion of the pro forma combined net loss to the non-controlling interests in consolidated subsidiaries based on Sprint’s and the Investors’ (other than Google) ownership of Clearwire Communications Class B Common Interests upon the Closing and reflects the contributions by CW Investments and the Investors at $17.00 per share following the post-close adjustment. This adjustment is based on pre-tax loss since income tax consequences associated with any loss allocated to the Clearwire Communications Class B Common Interests will be incurred directly by the Investors (other than Google) and by Sprint.

j. Represents the adjustment to reflect the pro forma income tax expense for the year ended December 31, 2008 which was determined by computing the pro forma effective tax rates for the year ended December 31, 2008, giving effect to the Transactions. Clearwire expects to generate net operating losses into the foreseeable future and thus has recorded a valuation allowance for the deferred tax assets not expected to be realized. Therefore, for the year ended December 31, 2008, no tax benefit was recognized.

Notes to Clearwire Corporation

Unaudited Pro Forma Condensed Combined Statement of Operations — (Continued)

4.	Historical Loss Per Share

Prior to the Closing, the Sprint WiMAX Business had no equity as it was a wholly-owned division of Sprint. As such, we did not calculate or present net loss per share for the period from January 1, 2008 to November 28, 2008. We have calculated and presented basic and diluted net loss per share for the period from November 29, 2008 through December 31, 2008.

5.	Pro Forma Loss per Share

The Clearwire combined pro forma net loss per share presented below assumes the Common Stock issued to Sprint, the Investors and CW Investments were outstanding from January 1, 2008 and reflects the resolution of the post-close price adjustment at $17.00 per share. Accordingly, the weighted average shares outstanding for Clearwire reflects: (i) the conversion of Old Clearwire Class B common stock for Old Clearwire Class A common stock; (ii) the Class A Common Stock exchanged for Old Clearwire’s Class A common stock through the merger of the former Clearwire Corporation with and into an indirect subsidiary of Clearwire, with Old Clearwire surviving as a direct, wholly-owned subsidiary of Clearwire Communications, (iii) the sale of Class A Common Stock to Google and CW Investments, (iv) the sale of Class B Common Stock and Clearwire Communications Class B Common Interests to the Investors (other than Google); and (v) the issuance of Class B Common Stock and Clearwire Communications Class B Common Interests to Sprint in exchange for the contribution of the Sprint WiMAX Business. The shares of Class B Common Stock have nominal equity rights. These shares have no right to dividends of Clearwire and no right to any proceeds on liquidation other than the par value of Class B Common Stock.

The following table presents the pro forma number of Clearwire shares outstanding as if the Transactions had been consummated on January 1, 2008 (in thousands):

	Basic	Diluted

Class A Common Stock held by existing stockholders(i)	164,484	164,484
Class A Common Stock sold to Google(i)	29,412	29,412
Class A Common Stock sold to CW Investments(i)	588	588
Class B Common Stock issued to Sprint(ii)	—	370,000
Class B Common Stock sold to Comcast(ii)	—	61,765
Class B Common Stock sold to Intel(ii)	—	58,823
Class B Common Stock sold to Time Warner Cable(ii)	—	32,353
Class B Common Stock sold to Bright House Networks(ii)	—	5,882

Weighted average Class A Common Stock outstanding	194,484	723,307

(i)	Shares outstanding related to Class A Common Stock held by Clearwire stockholders has been derived from the sum of the number of shares of Old Clearwire’s Class A common stock and Old Clearwire’s Class B common stock issued and outstanding at November 28, 2008, and subject to conversion of each share of Old Clearwire’s Class A common stock and Old Clearwire’s Class B common stock into the right to receive one share of Class A Common Stock.

The basic weighted average shares outstanding related to Class A Common Stock are the shares issued in the Transactions and assumed to be outstanding for the entire period for which loss per share is being calculated.

The computation of pro forma diluted Class A Common Stock did not include the effects of the following options, restricted stock units, which we refer to as RSUs, and warrants as the inclusion of these securities would have been anti-dilutive (in thousands):

Notes to Clearwire Corporation

Unaudited Pro Forma Condensed Combined Statement of Operations — (Continued)

Stock options	18,431
Warrants	17,806
Restricted stock units	1,238

37,475

(ii)	Holders of Class B Common Stock will be entitled at any time to exchange one share of Class B Common Stock, in combination with one Clearwire Communications Class B Common Interest, for one share of Class A Common Stock.

Shares of Class B Common Stock have no impact on pro forma basic net loss per share because they do not participate in net income (loss) or distributions. However, the hypothetical exchange of Clearwire Communications Class B Common Interests together with Class B Common Stock for Class A Common Stock may have a dilutive effect on pro forma diluted loss per share due to certain tax effects. That exchange would result in a decrease to the non-controlling interests and a corresponding increase in net loss attributable to the Class A Common Stock. Further, to the extent that all of the Clearwire Communications Class B Common Interests and Class B Common Stock are converted to Class A Common Stock on a pro forma basis, the Clearwire Communications partnership structure is assumed to no longer exist and Clearwire would be required to recognize a tax charge related to indefinite lived intangible assets. Net loss available to holders of Class A Common Stock, assuming conversion of the Clearwire Communications Class B Common Interests and Class B Common Stock, is as follows (in thousands):

Year Ended
December 31,
2008

Pro forma net loss	$(314,146)
Non-controlling interests in net loss of consolidated subsidiaries	(867,608)
Less: Pro forma tax adjustment resulting from dissolution of Clearwire Communications LLC	(71,615)

Net loss available to Class A Common Stockholders, assuming the exchange of Class B Common Stock to Class A Common Stock	$(1,253,369)

The pro forma net loss per share available to holders of Class A Common Stock on a basic and diluted basis is calculated as follows (in thousands, except per share amounts):

	Year Ended December 31,
	2008
	Basic	Diluted

Pro forma net loss available to Class A Common Stockholders	$(314,146)	$(1,253,369)
Weighted average Class A Common Stock outstanding	194,484	723,307

Basic and diluted pro forma net loss per share of Class A Common Stock	$(1.62)	$(1.73)

MANAGEMENT

Board of Directors

The Equityholders’ Agreement provides for the nomination by each of Sprint, Eagle River, Intel and the Strategic Investors as a group, of a certain number of members of our board of directors as described under the section of this prospectus titled “Certain Relationships and Related Transactions — Relationships among Certain Stockholders, Directors, and Officers of Clearwire — The Equityholders’ Agreement,” beginning on page 51 of this prospectus. Unless a director resigns or is removed, each director (other than the first board of directors who hold office until their successors are elected and qualified at Clearwire’s 2009 annual meeting) elected will hold office for the longer of one year or until that director’s successor is elected and qualified. The directors, other than the first board of directors, will be elected by resolution of the board of directors or by the stockholders at the annual meeting or a special meeting of stockholders, except as provided in the Clearwire Bylaws. The table below lists the members of our board of directors, as of the date of this prospectus, along with the party to the Equityholders’ Agreement that nominated each person, each nominee’s age as of March 27, 2009 and any other position that such nominee holds with Clearwire:

	Position With
Name	Clearwire	Age	Nominated by

Craig O. McCaw	Chairman	59	Eagle River
Daniel R. Hesse	Director	54	Sprint
Keith O. Cowan	Director	52	Sprint
John W. Stanton	Director	53	Sprint
Frank Ianna	Director	59	Sprint
Jose A. Collazo	Director	65	Sprint
Steven L. Elfman	Director	53	Sprint
Brian P. McAndrews	Director	50	Sprint
Dennis S. Hersch	Director	61	Strategic Investors
Sean Maloney	Director	54	Intel
Peter L.S. Currie	Director	52	Nominating Committee
Theodore H. Schell	Director	64	Strategic Investors

The following is a brief biography of each of our directors:

Craig O. McCaw.  Mr. McCaw has served as our Chairman since November 2008. Mr. McCaw served as Old Clearwire’s Chairman since he founded Old Clearwire in October 2003 through the Closing. Previously, Mr. McCaw served as Old Clearwire’s Chief Executive Officer from October 2003 until May 2006 and as Old Clearwire’s Co-Chief Executive Officer from May 2006 to January 2007. Since May 2000, Mr. McCaw has served as a director and Chairman of ICO Global Communications (Holdings) Limited, which we refer to as ICO, and has served as a director of ICO North America, Inc. since December 2004. Mr. McCaw is also Chairman, Chief Executive Officer and a member of Eagle River Investments, LLC, Eagle River, and Eagle River, Inc., which we refer to as ERI, and its affiliates, which are private investment companies that focus on strategic investments in the communications industry. Mr. McCaw also currently serves as a director of RadioFrame Networks, Inc. and of Tello Corp. Mr. McCaw is a former director of Nextel Communications, Inc. and XO Communications, Inc., formerly known as NEXTLINK Communications, Inc.

Daniel R. Hesse.  Mr. Hesse has served as a director of Clearwire since November 2008. He has served as Chief Executive Officer, President and director of Sprint since December 2007. He served as Chairman, President and Chief Executive Officer of Embarq Corporation from May 2006 to December 2007. He served as President of Sprint’s local telecommunications business from June 2005 to May 2006. He served as Chairman, President and Chief Executive Officer of Terabeam Corporation, a Seattle-based communications company, from March 2000 to June 2004. He served as President and Chief Executive Officer of AT&T Wireless Services, a division of AT&T, from 1997 to 2000.

Keith O. Cowan.  Mr. Cowan has served as a director of Clearwire since November 2008. He has served as President — Strategic Planning and Corporate Initiatives of Sprint since July 2007, and as the acting President — CDMA Business Unit of Sprint since November 2008. Before joining Sprint, Mr. Cowan served as Executive Vice President of Genuine Parts Company, a service organization engaged in the distribution of automotive replacement parts, industrial replacement parts, office products and electrical/electronic materials, from January 2007 until July 2007. Previously, he served in various positions at BellSouth Corporation from May 1996 until January 2007. Those positions included: Chief Field Operations Officer (2006); President, Marketing and Product Management (2005); President, Interconnection Services (2004); Chief Planning and Development Officer (2001 - 2003); and Vice President, Corporate Development (1996 - 2000). Before joining BellSouth Corporation, Mr. Cowan was a partner at the law firm of Alston & Bird in Atlanta.

John W. Stanton.  Mr. Stanton has served as a director of Clearwire since November 2008. He has served as Managing Director of Trilogy Partners LLC, a private investment firm, Trilogy International Partners LLC, an operator of wireless systems in South and Central America, and Trilogy Equity Partners LLC, an investor in small wireless-related companies, since 2005. Mr. Stanton served as Chairman and Chief Executive Officer of Western Wireless Corporation from 1992 until shortly after its acquisition by ALLTEL Corporation in 2005. Mr. Stanton was Chairman and a director of T-Mobile USA, formerly VoiceStream Wireless Corporation (“T-Mobile USA”), from 1994 to 2004 and was Chief Executive Officer of T-Mobile USA from 1998 to 2003. Mr. Stanton is a member of the board of directors of Columbia Sportswear, Inc., a manufacturer of active outdoor apparel and footwear, and Hutchison Telecommunications International Limited, an international provider of telecommunication services.

Frank Ianna.  Mr. Ianna has served as a director of Clearwire since November 2008. He has served as Chief Executive Officer and a director of Attila Technologies LLC, a Stevens Institute of Technology Technogenesis® Company, since 2007. He has also served as a consultant to McCreight & Company, Inc., a strategy implementation consulting firm. Mr. Ianna served as President of AT&T Network Services from 1998 until his retirement in 2003 and he previously held various executive and senior management positions at AT&T from 1990 until 1998 and various management and staff positions at AT&T from 1972 until 1998. Mr. Ianna has been a director of Tellabs, Inc. since 2004 and Sprint since 2009.

Jose A. Collazo.  Mr. Collazo has served as a director of Clearwire since November 2008. He has served as President — Products and Partners of BT Global Services, a division of BT Group plc since October 2007. Previously, Mr. Collazo served as Chairman, Chief Executive Officer and President of Infonet Services Corporation, a provider of international data, fax and voice communications solutions, from 1971.

Steven L. Elfman. Mr. Elfman has served as a director of Clearwire since January 2009. Mr. Elfman joined Sprint in May 2008 and currently serves as President of Network Operations and Wholesale at Sprint. From July 2003 to May 2008 Mr. Elfman previously served as President and Chief Operating Officer of Motricity (formerly Infospace Mobile) and served as Executive Vice President of Infospace Mobile. He served as Executive Vice President of Operations at Terabeam from May 2000 until May 2003 and as Chief Information Officer at AT&T Wireless from June 1997 to May 2000.

Brian P. McAndrews. Mr. McAndrews has served as a director of Clearwire since February 2009. Until December 2008, Mr. McAndrews served as a Senior Vice President of Advertiser and Publisher Solutions at Microsoft Corporation. Mr. McAndrews served as the Chief Executive Officer and President of aQuantive Inc. from September 1999 until its acquisition by Microsoft in August 2007. From February 1990 to September 1999, McAndrews worked for ABC Inc., holding executive positions at ABC Sports, ABC Entertainment and ABC Television Network and eventually becoming Executive Vice President and General Manager for ABC Sports. From 1984 to 1989, he served as a product manager for General Mills Inc. Mr. McAndrews serves as a director of Fisher Communications Inc., WhitePages.com Inc. and for the Seattle-Northwest Chapter of the National Association of Corporate Directors.

Dennis S. Hersch.  Mr. Hersch has served as a director of Clearwire since November 2008. Mr. Hersch is President of N.A. Property, Inc., through which he acts as a business advisor to Mr. and Mrs. Wexner, and has done so since February 2008. He was a Managing Director of JPMorgan Securities, Inc., an investment bank, from December 2005 through January 2008, where he served as the Global Chairman of its Mergers & Acquisitions

Department. Mr. Hersch was a partner of Davis Polk & Wardwell, a New York law firm, from 1978 until December 2005. He is also a director of Limited Brands.

Sean Maloney.  Mr. Maloney has served as a director of Clearwire since November 2008. He has served as Executive Vice President of Intel since 2001 and as Chief Sales and Marketing Officer of Intel since 2006. Mr. Maloney began his Intel career in 1982 and has served as Intel UK’s Manager of Applications Engineering, Country Manager of Intel UK, Director of Marketing for Intel Europe, Technical Assistant to the Chairman and CEO, Manager of Intel’s sales and marketing activities in Asia Pacific and head of Intel’s worldwide sales organization. He was promoted to Senior Vice President in 1999. He took over as head of Intel Communications Group (ICG) later that year and became co-manager with David Perlmutter of the Mobility Group in 2004. Mr. Maloney is a member of the board of Autodesk Inc, and the Board of Directors of the National Committee on United States-China Relations, Inc.

Peter L.S. Currie.  Mr. Currie has served as a director of Clearwire since December 2008. He served as a director of Old Clearwire from 2005 until November 2008 and is currently president of Currie Capital LLC. From 2002 to 2005, he was a managing member of General Atlantic LLC, a worldwide private equity investment company, where he continues to serve as special advisor. Before joining General Atlantic, Mr. Currie was a partner and co-founder of The Barksdale Group, an early-stage venture capital firm. Mr. Currie also served as executive vice president and chief administrative officer of Netscape Communications from 1995 to 1999, and held various positions, including executive vice president and chief financial officer, of McCaw Cellular Communications, Inc. from 1989 to 1995. Prior to joining McCaw Cellular, he was a Principal at Morgan Stanley & Co. Incorporated, where he joined in 1982. He is also a director of Sun Microsystems.

Theodore H. Schell.  Mr. Schell has served as a director of Clearwire since January 2009. Mr. Schell is currently a Managing Director at Associated Partners LP, a private equity firm focusing on all aspects of media and telecommunications. Prior to joining Associated, he was a General Partner at Apax Partners where he oversaw U.S. investments in telecommunications, wireless and related technology companies. Mr. Schell is also a founder of Enforta, a Russian WiMAX Operator. Prior to joining Apax, Mr. Schell served for 11 years at Sprint Corporation as its Senior Vice President for Strategy and Corporate Development. Before joining Sprint, Mr. Schell was the founder, President and Chief Executive Officer of Realcom Communications Corporation, established in 1983. Mr. Schell is a member of the boards of RCN Corporation and Comverse Technologies Inc.

Director Independence

As of February 28, 2009, Sprint beneficially owns approximately 51% of the outstanding voting power of Clearwire. In addition, the Investors collectively own approximately 31% and Eagle River owns approximately 5% of the outstanding voting power of our Common Stock. The Equityholders’ Agreement governs the voting of shares of the Common Stock held by each of the parties thereto in certain circumstances, including with respect to the election of the individuals nominated to the board of directors of Clearwire by Sprint, Eagle River and the Investors.

As a result of the combined voting power of Sprint, Eagle River and the Investors and the Equityholders’ Agreement, we rely on exemptions from certain NASDAQ corporate governance standards. Under the NASDAQ Marketplace Rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain NASDAQ corporate governance requirements, including the requirements that:

•	a majority of the board of directors consist of independent directors;

•	the compensation of officers be determined, or recommended to the board of directors for determination, by a majority of the independent directors or a compensation committee comprised solely of independent directors; and

•	director nominees be selected, or recommended for the board of directors’ selection, by a majority of the independent directors or a nominating committee comprised solely of independent directors with a written charter or board resolution addressing the nomination process.

We have elected to use these exemptions available to controlled companies.

Regardless of whether a company is a “controlled company,” the NASDAQ Marketplace Rules require that a company have an audit committee of at least three members, each of whom must:

•	be independent as defined under the NASDAQ Marketplace Rules;

•	meet the criteria for independence set forth in the applicable SEC rules (subject to applicable exemptions);

•	not have participated in the preparation of the financial statement of the company or any current subsidiary of the company at any time during the past three years; and

•	be able to read and understand financial statements, including a balance sheet, income statement, and cash flow statement.

Additionally, at least one member of the audit committee must have past employment experience in financial or accounting, requisite professional certificate in accounting, or other comparable experience or background which results in the individual’s “financial sophistication,” including being or having been a senior officer with financial oversight responsibilities. A company listing in connection with its initial public offering is allowed to phase in its compliance with these audit committee requirements by having: (i) one independent member at the time of listing; (ii) a majority of independent members within 90 days of listing; and (ii) all independent members within one year of listing.

Board Meetings and Committees

In accordance with the Equityholders’ Agreement, we have established three committees: an Audit Committee, a Compensation Committee, and a Nominating and Corporate Governance Committee. Pursuant to the Equityholders’ Agreement, we will be establishing a special committee known as the Transactions Committee. To the extent that our board of directors delegates any authority to a committee, then each of Sprint, Intel, Eagle River and the Strategic Investors will be entitled to designate at least one designee to any such committee for so long as it has the right to nominate at least one director, unless such designation would in the good faith determination of a majority of the independent directors be inappropriate as a result of a conflict of interest on the part of such designee, the party designating such designee or any of their respective affiliates. Each such existing committee is governed by a written charter, and a current copy of each such charter is available to our stockholders on our website at http://www.clearwire.com.

Audit Committee

The primary responsibilities of the Audit Committee are to oversee the accounting and financial reporting processes of Clearwire as well as its affiliated and subsidiary companies, and to oversee the internal and external audit processes. The Audit Committee assists our board of directors in fulfilling its oversight responsibilities by reviewing the financial information which is provided to stockholders and others, and the system of internal controls which management and our board of directors have established. The Audit Committee oversees the independent auditors, including their independence and objectivity. However, the Audit Committee members do not act as professional accountants or auditors, and their functions are not be intended to duplicate or substitute for the activities of management and the independent auditors. The Audit Committee is empowered to retain independent legal counsel and other advisors as it deems necessary or appropriate to assist the Audit Committee in fulfilling its responsibilities, and to approve the fees and other retention terms of the advisors.

The Audit Committee currently consists of two independent directors, including Sprint’s designated director that qualifies as an independent director and the independent director designated by our Nominating and Corporate Governance Committee. Messrs. McCaw, Stanton and Currie currently serve as our Audit Committee members. Our board of directors has determined that Messrs. Currie and Stanton are “independent,” as defined under and required by the federal securities law and the NASDAQ Marketplace Rules. Our board of directors has determined that Mr. Currie qualifies as an “audit committee financial expert” under the federal securities laws and each member of the Audit Committee has the “financial sophistication” required under the NASDAQ Marketplace Rules.

Pursuant to the Equityholders’ Agreement, the approval of a majority of the Audit Committee will be required to approve any matter before the Audit Committee.

Compensation Committee

The primary responsibilities of the Compensation Committee are to periodically review and approve the compensation and other benefits for our employees, officers and independent directors, including reviewing and approving corporate goals and objectives relevant to the compensation of our executive officers in light of those goals and objectives, and setting compensation for these officers based on those evaluations. The Compensation Committee also administers and has discretionary authority over the issuance of stock awards under any of our stock compensation plans.

The Compensation Committee may delegate authority to review and approve the compensation of Clearwire’s employees to certain of Clearwire’s executive officers, including with respect to stock option or stock appreciation rights grants made to under any Clearwire stock option plans, stock compensation plans or stock appreciation rights plans.

Pursuant to the Equityholders’ Agreement and subject to certain limitations and qualification, the Compensation Committee has the authority to, among other things, determine compensation for the Chief Executive Officer of Clearwire and Clearwire Communications and all executive officers of Clearwire and Clearwire Communications who report directly to the Chief Executive Officer.

In accordance with the Equityholders’ Agreement, the Compensation Committee consists of four members, including one of Sprint’s designated directors, one of the Strategic Investors’ designated directors, Eagle River’s designated director and an independent director. Messrs. McCaw, Hesse and Currie currently serve as our Compensation Committee members, with one vacancy. Our board of directors has determined that Mr. Currie is “independent,” as defined under and required by the federal securities law and the NASDAQ Marketplace Rules.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee assists Clearwire’s board of directors with respect to: (a) the organization and membership and function of Clearwire’s board of directors, including the identification and recommendation of director nominees and the structure and membership of each committee of Clearwire’s board of directors, (b) corporate governance principles applicable to Clearwire, and (c) Clearwire’s policies and programs that relate to matters of corporate responsibility. The Nominating and Corporate Governance Committee reviews and makes recommendations to Clearwire’s board of directors regarding the composition of Clearwire’s board of directors, structure, format and frequency of the meetings. The Nominating and Corporate Governance Committee does not formally establish any specific, minimum qualifications that must be met by each candidate for Clearwire’s board of directors or specific qualities or skills that are necessary for one or more of the members of the board of directors to possess. However, the Nominating and Corporate Governance Committee, when considering a potential candidate, does factor into its determination the following qualities of a candidate, among others: professional experience, educational background, knowledge of our business, integrity, professional reputation, independence, wisdom, and ability to represent the best interests of our stockholders.

The Nominating and Corporate Governance Committee reviews and makes recommendations to Clearwire’s board of directors regarding the nature, composition and duties of the committees of Clearwire’s board of directors. The Nominating and Corporate Governance Committee reviews and considers stockholder recommended candidates for nomination to Clearwire’s board of directors. Clearwire’s board of directors has established a policy whereby stockholders may propose nominees for consideration by the Nominating and Corporate Governance Committee by submitting the names and other relevant information to the Corporate Secretary at the following address: Clearwire Corporation, 4400 Carillon Point, Kirkland, WA 98033.

Pursuant to the Equityholders’ Agreement and subject to certain limitations and qualifications, Clearwire’s Nominating and Corporate Governance Committee consists of five members, including two of Sprint’s designated directors, Eagle River’s designated director, one of the Strategic Investors’ designated directors and Intel’s designated director. Messrs. McCaw, Hesse, Cowan, Hersch and Maloney currently serve as our Nominating and Corporate Governance Committee members. Our board of directors has determined that Mr. Hersch is “independent,” as defined under and required by the federal securities law and the NASDAQ Marketplace Rules.

Transactions Committee

Pursuant to the Equityholders’ Agreement, Clearwire will be establishing a special committee known as the Transactions Committee. Under the Equityholders’ Agreement, if Clearwire proposes to incur indebtedness or take any other action that could violate the terms of Sprint’s debt agreements, and if Sprint is unable to timely deliver to Clearwire a Compliance Certificate certifying that the proposed indebtedness or other action does not violate Sprint’s debt agreements and the accompanying legal opinion from a nationally recognized law firm, the Transactions Committee must determine whether to proceed with the proposed indebtedness or other action and whether Sprint must take certain actions to ensure that it can deliver a Compliance Certificate and the accompanying legal opinion. In addition, the Transactions Committee must determine the appropriate course of action to avoid any possible restriction or limitation on the operations of Clearwire and its subsidiaries arising out of any litigation or liabilities related to Sprint and its subsidiaries and subject to indemnification by Sprint under the Transaction Agreement.

Pursuant to the Equityholders’ Agreement, the Transactions Committee consists of all directors other than those directors designated by Sprint who are employees or directors of Sprint or any of its affiliates or who would not be independent directors of Sprint if they were to sit on the board of directors of Sprint or any of its affiliates.

Director Compensation

The current Clearwire director compensation policy was not adopted until January 2009, and therefore no compensation was paid to the current board of directors in 2008, except for current directors who also served on the board of directors of Old Clearwire.

The independent directors of Old Clearwire received an initial stock option grant and follow-on annual stock option grants. In addition, committee chairpersons received annual cash compensation of $15,000 and other independent directors received annual cash compensation of $12,000, plus additional cash compensation of $1,000 per meeting, for meetings attended in person, and $500 for telephonic meetings. Directors of Old Clearwire were also reimbursed for actual out-of-pocket expenses. Mr. McCaw received $300,000 annually for his service as Chairman of Old Clearwire.

All current Clearwire directors qualify for compensation, except that compensation earned for directors who are also employees of Sprint or Intel are paid to Sprint and Intel and not to the individual directors. Directors receive an initial restricted stock unit award and follow-on annual stock awards. In addition, the Chairman receives an annual cash retainer of $75,000, plus additional cash compensation of $5,000 per board meeting and $1,000 per committee meeting. The Audit Committee Chair receives an annual cash retainer of $50,000, plus additional cash compensation of $2,000 per board meeting and $1,000 per committee meeting. The Compensation and Governance Committee Chairs each receive an annual cash retainer of $45,000, plus additional cash compensation of $2,000 per board meeting and $1,000 per committee meeting. All other directors receive an annual cash retainer of $35,000, plus additional cash compensation of $2,000 per board meeting and $1,000 per committee meeting. Compensation is paid out quarterly and directors are also reimbursed for actual out-of-pocket expenses.

The following table sets forth a summary of the compensation we and Old Clearwire paid to our directors in 2008:

Fees
	Earned or		Stock	Option
	Paid		Awards	Awards
Name	in Cash($)		($)	(1)($)		Total($)

Craig O. McCaw	300,000	(2)	—	—	(3)	300,000
Peter L.S. Currie	24,500	(4)	—	160,912	(5)(6)	185,412
Jose A. Collazo(7)	—		—	—		—
Keith O. Cowan(7)	—		—	—		—
Steven L. Elfman(7)(8)	—		—	—		—
Dennis S. Hersch(7)	—		—	—		—
Daniel R. Hesse(7)	—		—	—		—
Frank Ianna(7)	—		—	—		—
Sean M. Maloney(7)	—		—	—		—
Brian P. McAndrews(7)(8)	—		—	—		—
Theodore H. Schell(7)(8)	—		—	—		—
John W. Stanton(7)	—		—	—		—

(1)	Amounts shown reflect the dollar amount of option awards recognized for financial statement purposes in the year ended December 31, 2008, in accordance with SFAS No. 123(R), Share-Based Payment, which we refer to as SFAS No. 123(R).

(2)	Amount shown represents $272,877 of compensation paid in 2008 for service as Chairman of the board of directors of Old Clearwire, plus $27,123 of compensation paid in 2008 to be credited for service as Chairman of Clearwire in 2008 and 2009.

(3)	At the end of fiscal year 2008, Mr. McCaw held stock options to purchase an aggregate of 1,666,666 shares of Class A Common Stock.

(4)	Amount shown represents compensation paid in 2008 for service on the board of directors of Old Clearwire.

(5)	As of the end of fiscal year 2008, Mr. Currie held stock options to purchase an aggregate of 35,832 shares of Class A Common Stock.

(6)	The grant date fair value of 2008 stock option grants computed in accordance with SFAS No. 123(R) is $43,016.

(7)	Messrs. Collazo, Cowan, Elfman, Hersch, Hesse, Ianna, Maloney, McAndrews, Schell and Stanton did not receive any compensation for service on the Clearwire board of directors in 2008.

(8)	Messrs. Elfman, McAndrews and Schell were not elected as directors until 2009.

Indemnification of Officers and Directors

The Clearwire Charter and the Clearwire Bylaws allow us to indemnify our officers and directors to the fullest extent permitted by the Delaware General Corporation Law, which we refer to as the DGCL. It also contains provisions that provide for the indemnification of directors of Clearwire for third-party actions and actions by or in the right of Clearwire that mirror Section 145 of the DGCL.

In addition, the Clearwire Charter states that Clearwire shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of Clearwire, or is or was serving at the request of Clearwire as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan, against any liability asserted against that person or incurred by that person in any such capacity, or arising out of that person’s status as such, and related expenses, whether or not the corporation would have the power to indemnify that person against such liability under the DGCL. We also have and intend to maintain director and officer liability insurance, if available on reasonable terms.

Further, on December 4, 2008, we entered into an indemnification agreement with each of our directors and executive officers then in office, which we refer to as the Indemnification Agreement. Additionally, all director and executive officers joining us after that date have also executed the Indemnification Agreement. Under the Indemnification Agreement, we have agreed to indemnify each director and executive officer against liability arising out of the individual’s performance of his or her duties to Clearwire. The Indemnification Agreement provides indemnification in addition to the indemnification provided by the Clearwire Charter, the Clearwire Bylaws and applicable law. Among other things, the Indemnification Agreement indemnifies each director and executive officer for certain expenses (including attorneys’ fees), judgments, fines and settlement amounts actually and reasonably incurred by the director or executive officer from any claims relating to any event or occurrence arising out of or in connection with the director’s or executive officer’s service to us or to any other entity to which the director or executive officer provides services at our request. Further, we have agreed to advance expenses the director or executive officer may spend as a result of any proceeding against the director or executive officer as to which such individual could be indemnified. Notwithstanding the other provisions of the Indemnification Agreement, we are not obligated to indemnify the director or executive officer: (1) for claims initiated by the director or executive officer, (2) for claims relating to payment of profits in violation of Section 16(b) of the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, (3) if a final court decision determines that such indemnification is not lawful, and (4) if the director or executive officer did not act in good faith or the best interest of Clearwire, engaged in unlawful conduct, or is adjudged to be liable to Clearwire.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, which we refer to as the Securities Act, may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Executive Officers and Key Employees of Clearwire

The following sets forth certain information as of March 27, 2009, about Clearwire’s executive officers and key employees, with respect to their service as executive officers of Clearwire.

Name	Age	Position

William T. Morrow	49	Chief Executive Officer
Benjamin G. Wolff	40	Co-Chairman
David Sach	47	Chief Financial Officer
Barry West	63	President and Chief Architect
Perry S. Satterlee	48	Chief Operating Officer
R. Gerard Salemme	54	Executive Vice President — Strategy, Policy & External Affairs
Hope F. Cochran	37	Senior Vice President — Finance and Treasurer
Robert M. DeLucia	45	Vice President — Chief Accounting Officer
Atish Gude	44	Senior Vice President — Chief Marketing Officer
Broady R. Hodder	37	Senior Vice President — General Counsel & Secretary
Scott Richardson	42	Senior Vice President — Chief Strategy Officer
Scott Hopper	46	Senior Vice President — Corporate Development
John Saw	46	Senior Vice President — Chief Technology Officer

William T. Morrow — Chief Executive Officer.  Mr. Morrow has served as our Chief Executive Officer since March 9, 2009. Mr. Morrow served as President, Chief Executive Officer and director of Pacific Gas & Electric Company, a public utility company, from July 1, 2007 to September 1, 2008, and from August 15, 2006 to June 30, 2007, he served as its President and Chief Operating Officer. From May 1, 2006 to July 31, 2006, Mr. Morrow served as Chief Executive Officer of Vodafone’s Europe region through Vodafone Group PLC. From April 1, 2005 to April 30, 2006, he served as President of Vodafone KK in Japan. From February 1, 2004 to March 31, 2005, Mr. Morrow served as Chief Executive Officer of Vodafone UK, Ltd. and from December 21, 2001 to January 31,

2004, he served as President of Japan Telecom Holdings Co., Inc. Mr. Morrow is a director of Broadcom Corporation and Openwave Systems Inc.

Benjamin G. Wolff — Co-Chairman and former Chief Executive Officer. Mr. Wolff served as Chief Executive Officer from November 2008 to March 9, 2009; he is currently serving as our Co-Chairman. Mr. Wolff served as Old Clearwire’s Chief Executive Officer and as a director since January 2007. Mr. Wolff previously served as Co-President and Chief Strategy Officer from October 2005 to January 2007, and as Old Clearwire’s Co-Chief Executive Officer from May 2006 to January 2007. Previously, Mr. Wolff served as Old Clearwire’s Executive Vice President from April 2004 to October 2005. In addition to his positions with the Company, Mr. Wolff is a principal of Eagle River, the President of Eagle River and Eagle River, Inc., Eagle River’s parent company, and a director of ICO and ICO North America. Mr. Wolff also serves on the board of CTIA — the Wireless Association® and on the board of the Woodland Park Zoo in Seattle, Washington. From August 1994 until April 2004, Mr. Wolff was a lawyer with Davis Wright Tremaine LLP, where he became a partner in January 1998. Mr. Wolff’s practice focused on mergers and acquisitions, corporate finance and strategic alliance transactions. While with Davis Wright Tremaine LLP, he co-chaired the firm’s Business Transactions Department and served on the firm’s Executive Committee.

David Sach — Chief Financial Officer.  Mr. Sach has served as our Chief Financial Officer since February 2, 2009. Previously, Mr. Sach served as Chief Financial Officer of Millicom International Cellular, S.A. from September 2005 until September 2008. Prior to joining Millicom, Mr. Sach served as Senior Vice President — Finance and Chief Administrative Officer for Equant NV from 2002 until 2005. Mr. Sach was Group Financial Controller of EMI Group, PLC. Prior to EMI, he was Vice President and Chief Financial Officer of Thomson Professional Publishing. Mr. Sach began his career with Price Waterhouse, LLP. Mr. Sach is a Certified Public Accountant.

Barry West — President and Chief Architect.  Prior to becoming President and Chief Architect of the Company in November 2008, Mr. West served as President for the XOHM business unit and Sprint Chief Technology Officer and President — 4G Mobile Broadband. Mr. West was appointed President — 4G Mobile Broadband effective August 2006. Mr. West was appointed Chief Technology Officer at the time of the Sprint-Nextel merger in August 2005. He served as Executive Vice President and Chief Technology Officer of Nextel Communications, Inc. from March 1996 until August 2005. Prior to joining Nextel, Mr. West was with British Telecom for more than 35 years.

Perry S. Satterlee — Chief Operating Officer.  Prior to being appointed as Clearwire’s Chief Operating Officer in November 2008, Mr. Satterlee served as Old Clearwire’s President since January 2007, Chief Operating Officer since July 2004 and as the President and Chief Executive Officer of Clearwire US LLC since May 2006. Mr. Satterlee served as Old Clearwire’s Co-President from October 2005 to January 2007. Previously, Mr. Satterlee was Old Clearwire’s Chief Operating Officer from July 2002 to July 2004, and Vice President-Sales and Marketing, from August 1998 to July 2004, of Nextel Partners Inc. Before joining Nextel Partners, Mr. Satterlee was the President — Pacific Northwest Area of Nextel Communications, Inc. Before joining Nextel, Mr. Satterlee served from 1992 to 1996 as Vice President and General Manager of Central California District of AT&T Wireless Services, formerly McCaw Cellular. From 1990 to 1992, he was General Manager of McCaw Cellular’s Ventura/Santa Barbara market. From 1988 to 1990, Mr. Satterlee was Director of Planning for McCaw Cellular, where he led the company’s planning and budgeting processes.

R. Gerard Salemme — Executive Vice President, Strategy, Policy & External Affairs. Prior to being appointed as Clearwire’s Executive Vice President, Strategy, Policy & External Affairs in November 2008, Mr. Salemme served as a director of Old Clearwire since November 2003 and Executive Vice President, Strategy, Policy, and External Affairs of Old Clearwire since April 2004 and currently is a principal of Eagle River, a Vice President of Eagle River, Inc., and a director of and consultant to ICO and ICO North America. Previously, Mr. Salemme served as Old Clearwire’s Vice President and Secretary from November 2003 to April 2004. Before joining Old Clearwire, Mr. Salemme was Senior Vice President, External Affairs of XO Communications, Inc. from May 1997 to June 2003. Before joining XO Communications, Inc., Mr. Salemme served as AT&T Corp.’s Vice President of Government Affairs, directing AT&T Corp.’s federal regulatory public policy organization, including participation in the Federal Communications Commission’s narrowband and broadband personal communication services, which we refer to as PCS, auctions. Before AT&T Corp., Mr. Salemme served as Senior Vice President, External Affairs for McCaw Cellular. Previously, Mr. Salemme was the Senior Telecommunications Policy Analyst for the United States House of Representatives Subcommittee on Telecommunications and Finance. Before joining the subcommittee, he was a Regional Manager at GTE Corporation/Sprint Corporation and supervised the company’s government relations in the New York/New England region. Mr. Salemme has also served as Chief of Staff to Congressman Ed Markey of Massachusetts and was a lecturer of economics at the University of Massachusetts at Salem.

Hope F. Cochran — Senior Vice President, Finance and Treasurer. Prior to being appointed as Clearwire’s Senior Vice President, Finance and Treasurer in November 2008, Ms. Cochran served as Old Clearwire’s Senior Vice President, Finance since August 2008 and as Treasurer since June 2006. From November 2005 to August 2008, Ms. Cochran was Old Clearwire’s Vice President, Finance. Previously, from May 2003 to August 2005, Ms. Cochran served as the Chief Financial Officer of Evant Incorporated, a planning and logistics software developer. From May 2001 to May 2003, Ms. Cochran served as the Controller of the Americas — Sales Operations for PeopleSoft, Inc. Before 2001, Ms. Cochran was a founder and served as the Chief Financial Officer of SkillsVillage, a contractor supply chain management software provider, until its sale to PeopleSoft, Inc. In both chief financial officer positions, Ms. Cochran managed corporate finance, accounting, human resources, legal and facilities. Ms. Cochran began her career as an auditor at Deloitte & Touche LLP.

Robert M. DeLucia — Vice President and Chief Accounting Officer. Prior to being appointed as Clearwire’s Vice President and Chief Accounting Officer in November 2008, Mr. DeLucia served as Old Clearwire’s Chief Accounting Officer since May 2007. Before coming to Old Clearwire, Mr. DeLucia served in a variety of positions with Adelphia Communications Corporation from August 2002 to March 2007 as part of that company’s restructuring team, including most recently Vice President and Controller and previously Vice President of Reporting and Vice President and Assistant Controller. Before working for Adelphia, Mr. DeLucia worked for Public Interactive, Inc. as its interim Chief Financial Officer.

Atish Gude — Senior Vice President and Chief Marketing Officer.  Prior to being appointed as Clearwire’s Senior Vice President — Chief Marketing Officer in November 2008, Mr. Gude served as Senior Vice President of Business Operations/Mobile Broadband Operations for XOHM since August 2006. Prior to this role, from August 2005 to August 2006, he served as the Senior Vice President of Corporate Strategy for Sprint. From July 2000 to August 2005, Mr. Gude was the Vice President of Strategic Planning for Nextel Communications, Inc., where he was responsible for a number of aspects of corporate strategy as well as building the financial operating plan for Nextel Communications, Inc. during those years. Mr. Gude’s team drove Nextel Communications, Inc.’s efforts into wireless broadband, which involved launching and managing the Flarion/Raleigh-Durham market trial and efforts that ultimately led to the acquisition of the 2.5 GHz spectrum.

Broady R. Hodder — Senior Vice President, General Counsel and Secretary.  Prior to being appointed as Clearwire’s Senior Vice President, General Counsel and Secretary in November 2008, Mr. Hodder served as Old Clearwire’s Vice President and General Counsel since May 2006 and Secretary since June 2006. Previously, Mr. Hodder served as Old Clearwire’s Corporate Counsel and Assistant Secretary from November 2004 to November 2005 and Vice President Legal, Finance and Corporate Development from November 2005 to May 2006. Before joining Old Clearwire, from April 2001 to November 2004, Mr. Hodder was a lawyer with Davis Wright Tremaine LLP, where he became a partner in January 2004. Before joining Davis Wright Tremaine LLP, Mr. Hodder was a lawyer with Gray Cary Ware & Freidenrich LLP and Lionel Sawyer and Collins Ltd.

Scott Richardson — Senior Vice President and Chief Strategy Officer.  Prior to being appointed as Clearwire’s Senior Vice President and Chief Strategy Officer in November 2008, Mr. Richardson served as Old Clearwire’s Chief Strategy Officer since January 2007. From 2002 to 2006, Mr. Richardson led Intel’s broadband wireless business and most recently served as Vice President of Intel’s Mobility Group and General Manager of the company’s Service Provider Business Group. In these roles, Mr. Richardson was responsible for creating the IEEE 802.16 standard and delivering the company’s silicon products for WiMAX Certified wireless equipment and access devices. From 1998 to 2002, Mr. Richardson served as General Manager of Intel’s OEM communication systems business serving the networking and communications market. From 1988 to 1998, Mr. Richardson led software efforts within Intel’s Enterprise Server Group and held various staff roles in communications businesses.

Scott Hopper — Senior Vice President, Corporate Development.  Prior to being appointed as Clearwire’s Senior Vice President, Corporate Development in November 2008, Mr. Hopper served as Vice President, Corporate Development of Old Clearwire since November 15, 2005. Before joining Old Clearwire, Mr. Hopper served as Vice President — Corporate Development for Western Wireless Corporation from 1999 until Western Wireless Corporation’s sale to Alltel Corporation in 2005. Prior to 1999, Mr. Hopper held various corporate and business development roles within Western Wireless and Voicestream. Mr. Hopper began his wireless career in 1991 at Pacific Northwest Cellular.

John Saw, Ph.D. — Senior Vice President, Chief Technology Officer.  Prior to being appointed as Senior Vice President, Chief Technology Officer in November 2008, Dr. Saw served as Old Clearwire’s Chief Technology Officer since July 2007. From October 2003 to July 2007, Dr. Saw served as Clearwire’s vice president of Engineering. Before joining Old Clearwire, from 2002 to 2003, Dr. Saw was senior vice president and general manager of Fixed Wireless Access at Netro Corp (now SR Telecom) where he initiated the rollout of Netro’s broadband wireless product in Europe. From 1997 to 2002 Dr. Saw served as chief engineer and vice president of Engineering at AT&T Wireless (now AT&T). At AT&T Wireless, Dr. Saw was instrumental in the development and rollout of the company’s digital broadband wireless service, one of the earliest orthogonal frequency-division multiplexing (OFDM)-based wireless systems deployed and foreshadowed the subsequent development of the WiMAX 802.16 standards. Before joining AT&T Wireless, Dr. Saw spent nine years in various leadership positions at Nortel where he was involved in the development of TDMA, GSM, CDMA and fixed wireless cellular infrastructure and microwave radio products.

Compensation Philosophy and Objectives

Our executive compensation programs are designed to meet the following objectives:

•	Allow the Company to attract and retain the most talented and dedicated executives possible taking into account the early stage that our company is in and the entrepreneurial nature of our business;

•	Ensure the total compensation package of each executive is competitive in comparison with our peers;

•	Tie short-term cash and long-term stock incentives to achievement of specified performance objectives, and align executives’ incentives with the best interests of our stockholders; and

•	Support our mission, values and guiding principles.

To achieve these goals, the Compensation Committee reviews and determines all components of executive officer compensation in order to develop and maintain compensation plans that tie a substantial portion of our executive officers’ overall compensation to key strategic and operational goals, such as the development of our network, the establishment and maintenance of key strategic relationships, securing the financing needed to continue to expand and operate our business, as well as our financial and operational performance, as measured by metrics such as per market EBITDA performance, consolidated revenues, subscriber growth, customer churn and network performance.

Procedures for Determining Clearwire’s Compensation Awards

The Compensation Committee evaluates individual executive officers’ performance with a goal of setting compensation at levels the Compensation Committee believes are comparable with the levels of compensation provided to executive officers in other companies with whom we compete for executive talent or that are of similar industry profile, while taking into account our relative performance and our own strategic goals. The Compensation Committee acknowledges that it is challenging to compare the company to other companies for this purpose because few other companies are similarly situated.

We have periodically retained compensation consultants to review our policies and procedures with respect to executive officer compensation. To assist the Compensation Committee in its review of executive officer compensation, we compile data and participate in compensation surveys conducted by independent third parties, such as Radford, Culpepper, Equilar and Economic Research Institute. We have a high confidence level in the accuracy and confidentiality standards applied to the data provided in these surveys. We also gather data from annual reports and proxy statements of companies that the Compensation Committee selects as a “peer” group. We believe that the companies in the peer group are representative of the companies with which we compete for executive talent and share similar industry profiles. In 2008, this peer group we considered consisted of the following companies:

Akamai Technologies, Inc	LSI Logic Corporation
Amazon.com, Inc.	MetroPCS Communications, Inc.
Ciena Corporation	Motorola, Inc.
Cymer, Inc.	Novellus Systems, Inc.
Digital River, Inc	RealNetworks, Inc.
Drugstore.Com, Inc.	Sirius Satellite Radio, Inc.
F5 Networks, Inc.	Sprint Nextel Corporation
Google Inc.	Time Warner Telecom Corporation
Hologic, Inc.	US Cellular Corporation
Infospace, Inc.	Varian Semiconductor Equipment
Intel	Western Digital Corporation
Lam Research Corporation	Xilinx, Inc.
Leap Wireless International, Inc.	XM Satellite Radio Holdings, Inc.

In establishing executive officer compensation, we benchmark both the total direct compensation (the sum of salary, target annual discretionary cash incentive and long-term equity incentive) and the individual elements of compensation of the executive officers. In the first quarter of each year, the Compensation Committee establishes base salaries and sets the baseline target bonus and equity awards for executive officers. Following the end of the year, the Compensation Committee reviews executive performance and determines bonus payments to be paid to executive officers. Equity grants are generally made bi-annually in the first and third calendar quarters of each year.

Elements of Clearwire’s Executive Compensation

Executive compensation consists of following elements:

Base Salary

We set base salaries for our executive officers at levels which we believe are competitive based on the scope of their responsibilities, taking into account competitive market compensation paid by other companies for similar positions. Executive officer base salaries generally are targeted near the median or 50th percentile of salaries paid by comparable companies for comparable positions. In certain cases, we set base salaries higher or lower than the median based on level of responsibility, span of control and experience. Base salaries are reviewed annually as well as at the time of hire, promotion or changes in responsibility. Base salaries may also be adjusted from time to time to realign salaries with market levels. For 2008, this review occurred in the first quarter. Base salary changes also impact target bonus amounts and actual bonus payouts, which are based on a percentage of base salary.

Non-Equity Discretionary Bonus Plan

The Compensation Committee has the authority to award discretionary performance-based bonuses to our executive officers under the terms of our 2007 Annual Performance Bonus Plan payable in whole or in part in cash, our Common Stock or other property. Our 2007 Annual Performance Bonus Plan governs our procedures for granting discretionary performance bonus awards to our executive officers. The Compensation Committee will continue to have the authority to award discretionary bonuses, set the terms and conditions of those bonuses and take all other actions necessary for the plan’s administration. These awards are intended to compensate executive officers for achieving financial and operational goals and for achieving individual annual performance objectives. These objectives vary depending on the individual executive, but relate generally to strategic factors such as network deployment and performance, new service implementation and subscriber acquisition, and to financial factors such as raising capital, managing capital and operating expenses, and improving our results from operations.

Under our 2007 Annual Performance Bonus Plan, the Compensation Committee will select, in its discretion, the executive officers of the Company or its subsidiaries who are to participate in the plan. The Compensation Committee will establish the terms and conditions applicable to any award granted under the plan and a participant will be eligible to receive an award under the plan in accordance with such terms and conditions. Generally, discretionary bonuses are paid annually in the first quarter following completion of a given fiscal year provided a plan participant is then employed by the Company or any of its subsidiaries. The actual amount of any bonuses awarded will be determined by the Compensation Committee in its sole discretion. While the committee may elect to award bonuses based on the attainment of company objectives, the Compensation Committee, at its discretion may elect to forego awarding any bonuses or to increase or decrease the amount of any bonuses awarded based on each executive’s individual performance and contribution to our strategic goals. The plan does not fix a maximum payout for any executive officer’s bonuses.

Performance Measures for 2008

For the 2008 fiscal year, Old Clearwire’s management established quarterly performance goals with respect to each of the following domestic performance measures: total revenue, cash outlay, customer churn and days on air. With respect to each calendar quarter, executive officers “banked” a portion of the annual bonus target based on the degree to which these quarterly performance goals were achieved. An executive officers’ recommended annual bonus was the sum of the bonuses “banked” through the year. For each executive officer, it was within the Compensation Committee’s discretion whether to follow management’s recommendation or to increase or decrease an executive officer’s bonus.

	Portion of Annual Bonus Target Eligible to Be Earned
	Q1	Q2	Q3	Q4	Total

Total Revenue	6.25%	6.25%	6.25%	6.25%	25%
Cash Outlay	6.25%	6.25%	6.25%	6.25%	25%
Customer Churn	6.25%	6.25%	6.25%	6.25%	25%
Days on Air	6.25%	6.25%	6.25%	6.25%	25%
Total	25%	25%	25%	25%	100%

For the 2008 fiscal year, the domestic performance goals established by Old Clearwire’s management were as follows (dollars in millions):

	Fiscal Year 2008 Performance Goals
	Q1		Q2		Q3		Q4
Domestic Performance Goals	Actual	Target	Actual	Target	Actual	Target	Actual	Target

Total Revenue	$51.5	$50.7	$58.6	$57.5	$60.8	$63.4	$59.7	$69.2
Cash Outlay	$157.8	$166.3	$145.8	$161.8	$121.6	$130.6	$113.9	$136.2
Customer Churn	2.21%	2.00%	2.58%	2.05%	3.00%	2.18%	2.82%	2.11%
Days on Air	213,600	212,200	217,708	219,465	219,500	227,400	243,900	242,600

For the 2008 fiscal year, based on the performance of Old Clearwire and the Company against the performance goals, management recommended that an annual performance bonus be awarded to each executive officer at an amount equal to 80.6% of the executive officers’ target bonuses. The Compensation Committee elected to award annual bonuses based on management’s recommendation and did not exercise discretion to increase or decrease the percentage of any executive officers annual bonus target earned.

In 2008, after the Closing, the Compensation Committee elected to reward certain executive officers with a one-time discretionary bonus under the 2007 Annual Performance Bonus Plan to recognize and reward their critical contributions to the successful closing of the Transactions. The Compensation Committee determined that Mr. Wolff had made the most significant contribution for his part in leading the team in the negotiations and the swift and successful completion of the Transactions. The Compensation Committee also recognized Mr. Salemme as playing a key role in obtaining the regulatory approvals required to close the Transactions. Messrs. Richardson and Satterlee were also involved in aspects of the Transactions and were compensated for their roles.

Pursuant to either an employment agreement or offer letter, each executive officer is eligible for an annual discretionary performance bonus which is based on a specified percentage of such executive officers’ base salary. The table below shows the fiscal 2008 target bonus as compared to the actual performance bonuses paid for each of the named executive officers.

	Annual Non-Equity
	Incentive
	Bonus	Annual Non-Equity	Actual Non-Equity
	Target as a%	Incentive	Incentive	Actual Payout as a
Name	of Base Salary	Bonus Target(1) ($)	Bonus Payout ($)	% of Base Salary

Benjamin G. Wolff	100	750,000	604,500	80.6
John A. Butler(2)	50	170,000	0	0	(2)
Perry S. Satterlee	100	500,000	403,000	80.6
R. Gerard Salemme	50	180,000	145,080	80.6
Scott Richardson	50	200,000	161,200	80.6

(1)	Based on salary at 2008 year end.

(2)	Mr. Butler resigned his position with Old Clearwire on November 28, 2008 so he did not receive a 2008 bonus payout.

Long-Term Equity Incentive Program

We believe that strong long-term performance is best achieved through fostering an ownership mentality among our employees, or partners. We primarily use stock and stock-based awards to create an ownership culture among our partners that is aligned with our stockholders. We have not adopted stock ownership guidelines, and our stock compensation plans have provided the principal method for our executive officers to acquire equity or equity-linked interests in our company. We used a combination of methodologies in reviewing peer data, including comparable industry, maturity of organization and company size to establish an appropriate balance of cash compensation and equity ownership. Our current and Old Clearwire’s historical practice is to grant long-term incentive awards twice during the fiscal year in the first and third calendar quarters.

The Company uses a blended equity offering, including stock options, restricted stock awards and RSUs. In 2008, Old Clearwire increased the use of RSUs because they offer more stable value and are more effective in retaining executive officers in the current economic environment. In determining the amount of equity awards to award to executive officers, the Old Clearwire Compensation Committee analyzed the current vested and unvested value of options and the associated retention incentive. While stock options motivate executives by providing more upside potential, the Company believes a diversified offering provides greater potential for retention and incentive purposes and we will continue to evaluate our equity awards to achieve an optimal balance. The table below illustrates the unvested and vested values of the total equity awards held by our named executive officers at December 31, 2008, which was used by the Compensation Committee in determining the composition and amounts of future equity grants.

	(1)
	Vested Value	Unvested Value	Total Value
	of Total Equity	of Total Equity	of Total Equity
	Awards at	Awards at	Awards at
Name	12/31/08 ($)	12/31/08 ($)	12/31/08 ($)

Benjamin G. Wolff	2,582,464	1,479,000	4,061,464
Perry S. Satterlee	1,988,432	493,000	2,481,432
R. Gerard Salemme	1,030,190	1,232,500	2,262,690
Scott Richardson	312,232	394,400	706,632

(1)	Value of RSUs were calculated using the closing price of Class A Common Stock of $4.93 on December 31, 2008, as reported by NASDAQ. For stock options, the value only reflects the amount, if any, by which the closing price on December 31, 2008 exceeds the applicable exercise price.

Stock Options

Our 2003 Stock Option Plan authorized us to grant options to purchase shares of common stock to our partners, directors and consultants. Old Clearwire’s Compensation Committee was the administrator of this stock option plan. Stock option grants were initially made at the commencement of employment and, occasionally, following a significant change in job responsibilities or to meet other special retention or performance objectives. Old Clearwire’s Compensation Committee reviewed and approved stock option awards to executive officers based on a review of competitive compensation data, its assessment of individual performance, a review of each executive officer’s existing long-term incentives, and retention considerations. Periodic stock option grants were made at the discretion of Old Clearwire’s Compensation Committee to eligible employees. Old Clearwire’s Compensation Committee approved the acceleration of options on a change in control for certain officers under the 2003 Stock Option Plan. Accordingly, grants made to certain individuals with accelerated vesting under the 2003 Stock Option Plan, including our executive officers, became fully vested upon the Closing. Following the adoption of the 2007 Stock Compensation Plan, Old Clearwire ceased to grant additional stock options under our 2003 Stock Option Plan.

Our 2007 Stock Compensation Plan, adopted on January 19, 2007, authorized us to grant incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock, RSUs and other stock awards to our partners, directors and consultants. Old Clearwire’s Compensation Committee was also the administrator of this plan. Similar to our 2003 Stock Option Plan, stock option awards were made on a bi-annual basis, at the commencement of employment and, occasionally, following a significant change in job responsibilities or to meet other special retention or performance objectives. In 2008, certain named executive officers were awarded stock options and RSUs under the 2007 Stock Compensation Plan in the amounts indicated in the section titled “Grants of Plan Based Awards.” Old Clearwire’s Compensation Committee did not use a set formula or targets to determine the amount of stock options to be granted to each executive officer. In determining the pool of options to be granted to the executive officers as a group, Old Clearwire’s Compensation Committee evaluated industry trends, including the size and value of stock awards being granted by comparable companies. The primary source for this information in 2008 was data derived from Equilar Inc. When deciding the number of stock options to be awarded to each executive officer on an individual basis, Old Clearwire’s Compensation Committee took a number of factors into consideration, including each executive officers scope of responsibility and overall job performance, as well as the vested and unvested value of the past grants made to the executive officer. The goal of Old Clearwire’s Compensation Committee in making these awards was to retain key executives and to motivate them to perform at high levels while ensuring that compensation expense and dilution levels remain within appropriate levels relative to those of comparable companies. On September 14, 2007, Old Clearwire’s Compensation Committee approved the accelerated vesting of both options and RSUs under the 2007 Stock Compensation Plan on a change in control to certain of our executive officers. Accordingly, grants made to certain individuals with accelerated vesting, including our executive officers, became fully vested upon the Closing, with certain exceptions described later in the Grants of Plan Based Awards table. Following the adoption of our 2008 Stock Compensation Plan, we ceased to grant additional equity awards under our 2007 Stock Compensation Plan.

The 2008 Stock Compensation Plan, adopted on August 20, 2008, authorizes us to grant incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock, RSUs and other stock awards to our partners, directors and consultants. Our Compensation Committee is the administrator of this plan. There are 80,000,000 shares of Class A Common Stock authorized for grant under the 2008 Stock Compensation Plan. No grants were made to executive officers in 2008 under this Plan. The Compensation Committee’s general policy is to review and approve stock option awards to executive officers based on a review of competitive compensation data, its assessment of individual performance, a review of each executive officers’ existing long-term incentives, and retention considerations. Periodic stock option awards are likely to continue to be made at the discretion of the Compensation Committee to eligible partners and, in appropriate circumstances, the Compensation Committee will consider the recommendations of members of management, such as our Chief Executive Officer, President, Chief Operating Officer or Vice President of People Development.

Stock option grants made under each of our plans in 2008 or prior have an exercise price equal to the fair market value of Old Clearwire’s Class A common stock on the date of grant (closing price on date of grant), typically vest 25% per annum based on continued employment over a four-year period, and expire ten years after the date of grant; provided, however, options granted in 2008 generally expire seven years after the date of grant.

Restricted Stock Units

RSUs are used for retention purposes because they are less dilutive than restricted stock awards and offer additional diversification of executive officers equity holdings. In February 2008 and September 2008, the named executive officers were awarded RSUs. RSUs granted to key partners and executive officers in 2008 vest 25% per year on the anniversary of the grant, as detailed in the “Grants of Plan Based Awards” table below. We will continue to evaluate which equity award vehicles achieve the best balance between rewarding key contributors, retention and creating and maintaining long-term stockholder value.

Adoption of Grant Policy

Our Compensation Committee recognizes the importance of adhering to specific practices and procedures in the granting of equity awards. In December 2008, the Compensation Committee approved a Stock Compensation Policy to ensure that the timing of grants is done on a consistent schedule and that the terms of the grants are standard across the Company. All stock option grants will have an exercise price equal to the fair market value of our Class A Common Stock on the grant date.

Employment Agreements

Our executive officers who are parties to employment agreements will continue to be parties to those employment agreements in their current form until such time as the Compensation Committee determines in its discretion that revisions to the employment agreements are advisable.

Perquisites and Benefits

Our goal is to promote and maintain an egalitarian culture. We do not have programs to provide personal perquisites or executive benefits to executive officers. Our executive officers participate in the same benefit programs as all other employees. These benefits include the following: medical and dental care plans; flexible spending accounts for healthcare and dependent care spending; life, accidental death and dismemberment and disability insurance; employee assistance programs (confidential counseling); benefit advocacy counseling; a 401(k) plan; and paid time off. Consistent with our compensation philosophy, we intend to maintain our current benefits for our executive officers; however, the Compensation Committee in its discretion may revise, amend or add to the executive officer’s benefits if it deems it advisable. We believe benefits offered to our executive officers are currently lower than median competitive levels for comparable companies.

Qualified Retirement Plan

Our executive officers are eligible to participate in our 401(k) plan, on the same basis as other eligible employees. Beginning January 1, 2007, Old Clearwire made a company match of 50% of partners’ contributions on the first 6% of eligible pay, up to 3% of partners’ eligible compensation each pay period. We have continued that policy. These company match contributions will vest over a three-year period commencing on the partners’ hire dates. Partner deferral contributions are always 100% vested. The Company does not offer a defined benefit pension plan, or any other qualified retirement plan arrangements. None of our named executive officers participate in or have account balances in any other qualified or non-qualified defined benefit plans sponsored by us.

Nonqualified Deferred Compensation

None of our named executive officers participate in or have account balances in any deferred compensation plans maintained by us. The Compensation Committee may elect to provide our officers and other partners with non-qualified defined contribution or deferred compensation benefits if it determines that doing so is in our best interests.

Change in Control Severance Plan

On March 25, 2008, Old Clearwire implemented the Change in Control Severance Plan for its employees, including named executive officers. Old Clearwire established the Change in Control Severance Plan to pay benefits under certain circumstances to its employees as compensation for certain types of terminations in connection with a “change in control” as defined in the Change in Control Severance Plan. We assumed the Change in Control Severance Plan in connection with the Transactions. The Change in Control Severance Plan provides for severance pay and benefits to the executive officer if the executive officer’s employment is involuntarily terminated or the executive officer voluntarily terminates his or her employment under certain circumstances and during certain specified time periods. The severance pay and benefits for each executive officer consist of a cash payment in the amount of a specified percentage of the executive officer’s target annual compensation, continuing health care coverage for a certain period of time, acceleration of any unvested outstanding equity awards with a maximum one year exercise period from termination, and payment of excise taxes that might be imposed under Section 4999 of the Internal Revenue Code of 1986, which we refer to as the Code, including applicable “gross-up” amounts, should the value of the named executive officer’s payments or benefits under the Change in Control Severance Plan or otherwise, exceed their safe harbor amounts under Section 280G of the Code. The Transactions constituted a change in control under the Change in Control Severance Plan. For additional information, including the payments to be made under the Change in Control Severance Plan, please see the section titled “Management — Potential Payments on Termination or Change in Control” beginning on page 41 of this prospectus.

Summary Compensation Table

The table set forth below contains information regarding compensation earned by our former Chief Executive Officer, Old Clearwire’s former Chief Financial Officer and three other most highly compensated executive officers of Old Clearwire during 2006, 2007 and 2008. The amounts set forth under the Stock Awards and Option Awards in the table below represent the compensation expense recognized on restricted stock awards, RSUs and stock options for financial statement purposes for the fiscal years ended December 31 and do not necessarily reflect the value of the awards to the recipients, which as of December 31, 2008 were significantly less than the amounts shown and which are set forth in the table under “Long-Term Equity Incentive Program” on page 32 of this prospectus. For 2008, the amounts include compensation expense recognized for all unvested stock and option awards that became fully vested according to their terms upon the Closing.

								Changes in
								Pension Value
								and Non-
							Non-Equity	Qualified
					Stock	Option	Incentive Plan	Deferral	All Other
	Principal		Salary	Bonus	Awards(2)	Awards(3)	Compensation	Compensation	Compensation		Total
Name	Position	Year	($)	($)(1)	($)	($)	($)	($)	($)		($)

Benjamin G. Wolff	Chief	2008	750,000	1,000,000	6,002,495	12,764,620	604,500	0	64,649(4	)(5)	21,186,264
	Executive	2007	705,462	0	475,440	6,908,982	630,000	0	190,012(6	)(7)	8,909,896
	Officer*	2006	361,308	0	781,250	1,678,566	900,000	0	717,225(8)		4,438,349
John A. Butler	Former	2008	340,000	0	650,969	3,039,230	0	0	32,636(9)		4,062,835
	Chief	2007	334,231	0	71,681	1,340,614	142,800	0	9,262(10)		1,898,588
	Financial Officer	2006	306,885	0	0	425,900	200,000	0	300(11)		933,085
Perry S. Satterlee	Chief	2008	500,000	75,000	1,411,919	4,239,938	403,000	0	8,181(12)		6,638,038
	Operating	2007	485,560	0	71,681	2,148,050	420,000	0	9,325(13)		3,134,616
	Officer	2006	371,417	0	250,000	822,019	350,000	0	450(14)		1,793,886
Scott Richardson	SVP and Chief Strategy Officer	2008	393,269	150,000	1,132,705	4,457,077	161,200	0	6,290(15)		6,300,541
		2007	304,231	0	431,082	2,474,993	245,280	0	645,584(16)		4,101,170
R. Gerard Salemme	EVP Strategy, Policy and External Affairs	2008	356,154	500,000	957,639	4,207,151	145,080	0	5,260(17)		6,171,284
		2007	336,812	0	53,761	2,429,997	142,800	0	241,815(6	)(18)	3,205,185
		2006	320,647	0	0	752,576	200,000	0	690(19)		1,273,913

*	On March 9, 2009, Mr. Wolff resigned his position as Chief Executive Officer and assumed the title of Co-Chairman of Clearwire.

(1)	Represents a one-time discretionary bonus as discussed under “Elements of Clearwire’s Executive Compensation — Non-Equity Discretionary Bonus Plan.”

(2)	The dollar amounts reported in this column represent the compensation expense recognized on stock awards for financial statement reporting purposes with respect to the fiscal years ended December 31 in accordance with SFAS No. 123(R). In addition, compensation expense was also realized for previously granted unvested RSUs and stock awards that fully vested upon the Closing. For a description of the assumptions used in calculating the fair value of equity awards under SFAS No. 123(R), see Old Clearwire’s consolidated financial statements for the year ended December 31, 2007 incorporated by reference in this prospectus and Old Clearwire’s unaudited quarterly consolidated financial statements filed with the SEC on Form 10-Qs for the periods ended March 31, June 30, and September 30, 2008. As of December 31, 2008, the value of these awards to recipients was significantly below the amounts recognized for financial reporting purposes due to stock price volatility.

(3)	The dollar amounts reported in this column represent the compensation expense recognized on stock options for financial statement reporting purposes for the fiscal years ended December 31, in accordance with SFAS No. 123(R), using the Black-Scholes stock option valuation model. The amounts shown include amounts recognized in 2008 for any stock option awards issued by Old Clearwire in years 2006 through 2008. In addition, compensation expense was also realized for previously granted Old Clearwire unvested options and awards that fully vested upon the Closing. For a description of the assumptions used in calculating the fair value of equity awards under SFAS No. 123(R), see Old Clearwire’s consolidated financial statements for the year ended December 31, 2007 incorporated by reference in this prospectus and Old Clearwire’s unaudited quarterly consolidated financial statements filed with the SEC on Form 10-Qs for the periods ended March 31, June 30, and September 30, 2008. These amounts reflect the accounting expense for these awards, and do not represent the actual value that may be realized by the executive officers. As of December 31, 2008, the value of these option awards to recipients was significantly below the amounts recognized for financial reporting purposes due to stock price volatility.

(4)	The “Other Compensation” for Mr. Wolff includes an amount paid relating to a loss of equity value as a result of the modification of certain existing stock option grants. Mr. Wolff had options that were repriced with higher exercise prices, to ensure that such grants were in accordance with regulations under Section 409A of the Code. To make up for the corresponding value loss, Mr. Wolff received $62,500.

(5)	Consists of $289 in imputed income related to the value of company-paid group term life insurance in excess of $50,000 and $1,860 related to travel and entertainment for family members’ attendance at the Company’s annual recognition event.

(6)	The “Other Compensation” for Messrs. Wolff and Salemme includes an amount paid relating to a loss of equity value as a result of the modification of certain existing stock option grants. Messrs. Wolff and Salemme had options that were repriced with higher exercise prices, to ensure that such grants were in accordance with regulations under Section 409A of the Code. To make up for the corresponding value loss, Mr. Wolff received $187,500 and Mr. Salemme received $234,375.

(7)	Consists of $270 in imputed income related to the value of company-paid group term life insurance in excess of $50,000 and $2,242 related to travel and entertainment for family members’ attendance at the Company’s annual recognition event.

(8)	Represents $716,955 tax gross-up related to the grant of restricted stock on April 17, 2006 and $270 in imputed income related to the value of company-paid group term life insurance in excess of $50,000.

(9)	Represents $484 in imputed income related to the value of company-paid group term life insurance in excess of $50,000, $2,332 related to travel and entertainment for family members’ attendance at the Company’s annual recognition event, a phone allowance of $796 and $6,900 in 401(k) plan company match contributions. Upon his termination of employment, Mr. Butler also received payment for all accrued and unused vacation in the amount of $22,124.

(10)	Consists of $450 in imputed income related to the value of company-paid group term life insurance in excess of $50,000, $2,062 related to travel and entertainment for family members attendance at the Company’s annual recognition event and $6,750 in 401(k) plan company match contributions.

(11)	Reflects $300 in imputed income related to the value of company-paid group term life insurance in excess of $50,000.

(12)	Consists of $450 in imputed income related to the value of company-paid group term life insurance in excess of $50,000, $6,900 in 401(k) plan company match contributions and $831 in phone allowance.

(13)	Consists of $450 in imputed income related to the value of company-paid group term life insurance in excess of $50,000, $2,125 related to travel and entertainment for family members’ attendance at the Company’s annual recognition event and $6,750 in 401(k) plan company match contributions.

(14)	Consists of $450 in imputed income related to the value of company-paid group term life insurance in excess of $50,000.

(15)	Consists of $300 in imputed income related to the value of company-paid group term life insurance in excess of $50,000, a phone allowance of $831 and $5,159 in 401(k) plan company match contributions.

(16)	Represents a tax gross-up of $640,066 relating to the grant of Mr. Richardson of shares of restricted stock on February 12, 2007, plus $254 in imputed income related to the value of company-paid group term life insurance in excess of $50,000 and 401(k) plan company match contributions of $5,264.

(17)	Consists of $664 in imputed income related to the value of company-paid group term life insurance in excess of $50,000, a phone allowance of $831 and 401(k) plan company match contributions of $3,765.

(18)	Consists of $690 in imputed income related to the value of company-paid group term life insurance in excess of $50,000 and 401(k) plan company match contributions of $6,750.

(19)	Consists of $690 in imputed income related to the value of company-paid group term life insurance in excess of $50,000.

Employment-Related Agreements

Upon the Closing, all employment related agreements were transferred from Old Clearwire to Clearwire.

Benjamin G. Wolff

On March 9, 2009, we entered into a new letter agreement with Mr. Wolff in connection with his role as Co-Chairman. Under the new letter agreement, Mr. Wolff is entitled to receive an annual base salary, and an annual discretionary performance-related bonus. In addition, we granted Mr. Wolff 2,000,000 RSUs and 1,000,000 stock options at an exercise price of $3.03 per share, which RSUs and options vest over a four-year period. The offer letter also provides that Mr. Wolff will receive two years acceleration of vesting of all his stock compensation awards if he is terminated other than for cause or in the event of constructive termination, and following any such termination, the exercise period of his stock compensation awards will be extended until the end of their term. Mr. Wolff will not receive any other severance payments, and has waived any rights to receive any severance payments or other benefits under the Company’s Change in Control Severance Plan. Under his offer letter, Mr. Wolff will receive a payment of $1,500,000 upon starting his new position, and will receive an additional payment of $3,000,000 on January 4, 2010. Mr. Wolff has previously entered into an agreement not to compete with us for a period of one year after termination of his employment relationship with us. The terms of his offer letter, however, provide that if Mr. Wolff is involuntarily terminated other than for cause or is constructively terminated, the non-compete agreement shall expire and cease to be in effect upon the date of such termination.

John A. Butler

Effective March 8, 2005, Old Clearwire entered into a letter agreement with John A. Butler providing for his employment as Chief Financial Officer beginning on March 14, 2005. Under his letter agreement, Mr. Butler was entitled to receive an annual base salary and an annual discretionary performance-related bonus. Mr. Butler has entered into an agreement not to compete with us for a period of one year after termination of his employment relationship with us. Mr. Butler resigned his position on November 28, 2008, and is entitled to receive a severance benefit equal to $1,020,000 under the terms of the Company’s Change in Control Severance Plan. This amount was paid on March 15, 2009. In addition, Mr. Butler will remain covered under Clearwire’s health plans for 24 months following his termination of employment.

Perry S. Satterlee

Old Clearwire entered into an employment agreement with Perry S. Satterlee as then President and Chief Operating Officer on June 28, 2004. The agreement contained an initial term of one year, with automatic renewal terms of one year, unless we or Mr. Satterlee give prior notice of termination at least 30 days before the renewal date. The employment agreement established the initial annual base salary and a discretionary performance-related bonus for Mr. Satterlee. The agreement also prohibits Mr. Satterlee from competing with us for a period of one year after termination of his employment relationship with the Company, unless we terminate him without cause.

Scott Richardson

Effective January 26, 2007, Old Clearwire entered into an employment agreement with Scott Richardson in connection with his employment as Chief Strategy Officer of Old Clearwire beginning on February 12, 2007. Under this agreement, Mr. Richardson is entitled to receive a base salary and an annual discretionary performance-related bonus. Mr. Richardson has entered into an agreement not to compete with us for a period of one year after termination of his employment relationship with us.

R. Gerard Salemme

Effective April 30, 2004, Old Clearwire entered into a letter agreement with R. Gerard Salemme providing for his employment as Executive Vice President, External Affairs of Clearwire, beginning April 1, 2004. Under his letter agreement, Mr. Salemme is entitled to receive an annual base salary and an annual discretionary performance-related bonus. As a condition of employment, Mr. Salemme has entered into an agreement not to compete with us for a period of one year after termination of his employment relationship with us.

We have also executed letter agreements with our new Chief Executive Officer, Mr. Morrow, and our new Chief Financial Officer, Mr. Sach:

William T. Morrow

Under his letter agreement, Mr. Morrow is entitled to receive an annual base salary and an annual discretionary performance-related bonus. Mr. Morrow also received a signing bonus. In addition, we granted Mr. Morrow initial equity grants of 2,000,000 RSUs and 2,000,000 stock options, at an exercise price of $3.03 per share. The RSUs and options will vest in equal annual installments over a four-year period. The offer letter also provides that Mr. Morrow will receive a severance payout equivalent to two years’ salary and bonus if he is terminated other than for cause or if he terminates his employment for good reason; if his employment is terminated for cause or he terminates for good reason in connection with a change in control of the Company, he will receive a severance payout equivalent to three year’s salary. Mr. Morrow has also entered into an agreement not to compete with us for a period of one year after termination of his employment relationship with us.

David J. Sach

Under his letter agreement, Mr. Sach is entitled to receive an annual base salary and an annual discretionary performance-related bonus. In addition, we granted Mr. Sach initial equity grants of 150,000 RSUs and 350,000 stock options, at an exercise price of $3.95 per share. The RSUs and options will vest in equal annual installments over a four-year period. The offer letter also provides that Mr. Sach will receive a severance payout equivalent to one year’s salary and bonus if he is terminated other than for cause during the first 18 months of his employment with us. Mr. Sach has also entered into an agreement not to compete with us for a period of one year after termination of his employment relationship with us.

The Compensation Committee may elect to adopt plans or programs providing for additional benefits if it determines that doing so is in our best interests.

Payments Upon Termination

Our employment letters or agreements with Messrs. Wolff, Butler, Satterlee and Salemme provide for a lump sum cash payment if we terminate their employment without cause. The agreement with Mr. Richardson provides for payments over a one-year period in accordance with our bi-weekly payroll processing. For a complete description and quantification of benefits payable to our named officers on and following termination of employment under plans and programs currently in effect, please see the section titled “Management — Potential Payments on Termination or Change in Control” beginning on page 41 of this prospectus.

Grants of Plan Based Awards

The Old Clearwire Compensation Committee approved stock option and restricted stock awards under our 2007 Stock Compensation Plan to certain of our executive officers in 2008. Set forth below is information regarding the awards granted during fiscal year 2008:

							All Other
					All Other		Option
					Stock		Awards:
		Estimated Future Payouts			Awards:		Number of		Exercise or	Grant Date Fair
		Under Non-Equity Incentive Plan			Number of		Securities		Base Price	Value of Stock
		Awards(1)			Shares of		Underlying		of Option	and
	Grant	Threshold	Target	Maximum	Stock or		Options		Award	Option Awards
Name	Date	($)	($)	($)	Units (#)(2)		(#)		$/Share(3)	($)(4)

Benjamin G. Wolff	2/15/2008	0	750,000	825,000			250,000	(5)	17.11	2,176,300
	9/19/2008						100,000		11.03	551,153
	2/15/2008				250,000	(5)				4,277,500
	9/19/2008				300,000					3,309,000
John A. Butler	2/15/2008	0	170,000	187,000			100,000	(5)	17.11	870,520
	2/15/2008				15,000	(5)				256,650
Perry S. Satterlee	2/15/2008	0	500,000	550,000			100,000	(5)	17.11	870,520
	9/19/2008						25,000		11.03	137,788
	2/15/2008				50,000	(5)				855,500
	9/19/2008				100,000					1,103,000
R. Gerard Salemme	2/15/2008	0	180,000	198,000			100,000	(5)	17.11	870,520
	9/19/2008						25,000		11.03	137,788
	2/15/2008				15,000	(5)				256,650
	9/19/2008				250,000					2,757,500
Scott Richardson	2/15/2008	0	200,000	220,000			100,000	(5)	17.11	870,520
	9/19/2008						25,000		11.03	137,788
	2/15/2008				15,000	(5)				256,650
	9/19/2008				80,000					882,400

(1)	This portion of the table reflects the annual bonus targets for the 2008 fiscal year. The 2008 bonus was earned in 2008 and paid out in the first quarter of 2009. Subject to the Compensation Committee’s discretion to increase or decrease actual bonus payments, the threshold annual bonuses are equal to 0% of an executive officers target bonus and the maximum annual bonuses are equal to 110% of an executive officers target bonus. The annual bonuses actually earned for 2008 were approximately 80.6% of each executive officers target bonus.

(2)	Represents an award of RSUs.

(3)	Exercise price for option awards is the fair market value per share of Old Clearwire Class A common stock, defined as the closing price of such stock on the grant date.

(4)	Represents the full grant date fair value of each individual equity award (on a grant-by-grant basis) as computed under SFAS No. 123(R) using the Black-Scholes stock option valuation model. The stock options vest in four equal annual installments. These amounts reflect the accounting expense for these awards, and do not represent the actual value that may be realized by the executive officers. The share price of our stock must appreciate 223% from the year end 2008 closing price of $4.93 before 2008 stock option awards will represent any realizable value for recipients.

(5)	The Old Clearwire Compensation Committee had previously approved accelerated vesting for these awards upon a change in control. As a result, these awards were fully vested upon the Closing.

Outstanding Equity Awards At Fiscal Year-End

The following table summarizes the equity awards held by our named executive officers at December 31, 2008.

		Option Awards						Stock Awards
											Equity
											Incentive
					Equity						Plan	Equity
					Incentive					Market	Awards	Incentive
					Plan Awards					Value of	Number of	Plan Awards
		Number of			Number of					Shares or	unearned	Number of
		Securities		Number of	Securities			Number		Units of	Shares,	unearned
		Underlying		Securities	Underlying			of Shares		Stock	Units or	Shares, Units
		Unexercised		Underlying	Unexercised			or Units of		That	Other	or Other
		Options (#)		Unexercised	Unearned	Option	Option	Stock That		Have Not	Rights That	Rights That
	Grant	Exercisable		Options (#)	Options	Exercise	Expiration	Have Not		Vested	Have Not	Have Not
Name	Date	(1)		Unexercisable	(#)	Price	Date	Vested (#)		($)(2)	Vested (#)	Vested ($)

Benjamin G. Wolff	4/01/2004	333,333		—	—	$3.00	4/01/2014	—		—	—	—
	12/15/2004	333,333		—	—	$6.00	12/15/2014	—		—	—	—
	1/26/2006	133,333		—	—	$15.00	1/26/2016	—		—	—	—
	8/30/2006	333,333		—	—	$18.00	8/30/2016	—		—	—	—
	9/15/2006	120,000		—	—	$18.00	9/15/2016	—		—	—	—
	3/01/2007	500,000		—	—	$25.00	3/01/2017	—		—	—	—
	9/14/2007	300,000		—	—	$23.30	9/14/2017	—		—	—	—
	2/15/2008	250,000		—	—	17.11	2/15/2015	—		—	—	—
	9/19/2008	—	(4)	100,000	—	11.03	9/19/2015	—		—	—	—
	9/19/2008							300,000	(4)(3)	1,479,000	—	—
John A. Butler	3/31/2005	300,000		—	—	$12.00	12/03/2009	—		—	—	—
	1/26/2006	50,000		—	—	$15.00	12/03/2009	—		—	—	—
	8/30/2006	33,333		—	—	$18.00	12/03/2009	—		—	—	—
	9/15/2006	52,500		—	—	$18.00	12/03/2009	—		—	—	—
	3/01/2007	83,333		—	—	$25.00	12/03/2009	—		—	—	—
	9/14/2007	75,000		—	—	$23.30	12/03/2009	—		—	—	—
	2/15/2008	100,000				$17.11	12/03/2009	—		—	—	—
Perry Satterlee	6/28/2004	333,333		—	—	$6.00	6/28/2014	—		—	—	—
	1/26/2006	133,333		—	—	$15.00	1/26/2016	—		—	—	—
	9/15/2006	70,000		—	—	$18.00	9/15/2016	—		—	—	—
	3/01/2007	166,666		—	—	$25.00	3/01/2017	—		—	—	—
	9/14/2007	100,000		—	—	$23.30	9/14/2017	—		—	—	—
	2/15/2008	100,000		—	—	$17.11	2/15/2015	—		—	—	—
	9/19/2008	—	(4)	25,000		$11.03	9/19/2015	—		—	—	—
	9/19/2008							100,000	(4)	493,000	—	—
R. Gerard Salemme	12/02/2003	104,166		—	—	$2.25	12/02/2013	—		—	—	—
	12/02/2003	312,500		—	—	$3.00	12/02/2013	—		—	—	—
	12/15/2004	250,000		—	—	$6.00	12/15/2014	—		—	—	—
	1/26/2006	66,666		—	—	$15.00	1/26/2016	—		—	—	—
	8/30/2006	83,333		—	—	$18.00	8/30/2016	—		—	—	—
	9/15/2006	110,000		—	—	$18.00	9/15/2016	—		—	—	—
	3/01/2007	150,000		—	—	$25.00	3/01/2017	—		—	—	—
	9/14/2007	75,000		—	—	$23.30	9/14/2017	—		—	—	—
	2/15/2008	100,000		—	—	$17.11	2/15/2015	—		—	—	—
	9/19/2008	—	(4)	25,000	—	$11.03	9/19/2015	—		—	—
	9/19/2008							250,000	(4)(5)	1,232,500	—
Scott Richardson	1/19/2007	283,333		—	—	$24.00	1/19/2017	—		—	—	—
	6/27/2007	50,000		—	—	$25.01	6/27/2017	—		—	—	—
	9/14/2007	50,000		—	—	$23.30	9/14/2017	—		—	—	—
	2/15/2008	100,000		—	—	$17.11	2/15/2015	—		—	—	—
	9/19/2008	—(4)		25,000		$11.03	9/19/2015	—		—	—
	9/19/2008							80,000	(4)	394,400	—	—

(1)	Except as noted otherwise, all options and awards were vested on November 28, 2008 upon the Closing.

(2)	Amount is based on the closing price of Class A Common Stock of $4.93 on December 31, 2008, as reported by NASDAQ.

(3)	The RSUs granted to Mr. Wolff on September 19, 2008 are subject to accelerated vesting in certain circumstances.

(4)	These options or awards vest one-quarter annually, beginning on the first anniversary of the grant date.

(5)	The RSUs granted to Mr. Salemme on September 19, 2008 are subject to accelerated vesting in certain circumstances.

Option Exercises and Stock Vested

There have been no exercises of stock options, SARs or similar instruments by our named executive officers during the last fiscal year. The following table provides information with respect to all restricted stock and RSUs that vested during 2008:

	Number of Shares	Value Realized
Name	Acquired on Vesting (#)(1)	on Vesting(2)

Benjamin G. Wolff	260,542	$2,116,382
John A. Butler	35,000	$246,400
Perry S. Satterlee	70,000	$478,100
R. Gerard Salemme	25,172	$177,664
Scott Richardson	63,333	$430,868

(1)	Shares of restricted stock.

(2)	Value is based on the closing price of Class A Common Stock on the vesting date, as reported by NASDAQ.

Pension Benefits

None of our executive officers participate in or have account balances in qualified or non-qualified defined benefit plans sponsored by us.

Non-qualified Deferred Compensation

None of our executive officers participate in or have account balances in non-qualified defined contribution plans or other deferred compensation plans maintained by us. The Compensation Committee may elect to provide our officers and other employees with non-qualified defined contribution or deferred compensation benefits if the Compensation Committee determines that doing so is in our best interests.

Potential Payments on Termination or Change in Control

Potential Payments on Termination Relating to a Change in Control

Pursuant to the Change in Control Severance Plan, if Mr. Morrow is terminated by Clearwire without cause or he terminates his employment with Clearwire for good reason (1) within 24 months following a change in control of Clearwire, or (2) in the period between the commencement of a change in control transaction and the closing of such transaction, if the termination event occurred due to the request or instruction of a third party attempting to effect a change in control, he would be entitled to receive a lump-sum cash severance payment equal to 300% of his targeted annual compensation. All other named executive officers would be entitled to receive a lump-sum cash severance payment equal to 200% of targeted annual compensation if terminated by Clearwire without cause or by the named executive for good reason (1) within 24 months following a change in control of Clearwire or (2) in the period between the commencement of a change in control transaction and the closing of such transaction, if the termination event occurred due to the request or instruction of a third party attempting to effect a change in control. Mr. Wolff has waived all his potential rights under the Change in Control Severance Plan. Targeted annual compensation means the sum of the greater of the named executive officers’ annual base salary in effect immediately before the change in control date or on the date of the named executive officers’ termination, plus target annual commission, if any, and the greater of the named executives officers’ target annual bonus in effect immediately prior to the change in control date or on the date of the executives officers’ termination. In addition, these named executive officers would be entitled to receive continuation of health care coverage, at no increased cost, for 24 months following termination, unless and until such time as the named executive officer is otherwise eligible for healthcare coverage that is substantially similar in cost and in level of benefits provided, from a successor employer or otherwise, and a “gross-up” for any golden parachute excise taxes under the Code. The Closing constituted a change in control for purposes of the Change in Control Severance Plan. Assuming the employment of our named executive officers were to be terminated without cause or for good reason, on December 31, 2008, the following individuals would have been entitled to payments in the amounts set forth opposite their name in the table below.

	Cash Severance	Continued	Value of Accelerated
Officer	($)	Health Care ($)	Equity(1) ($)

Benjamin G. Wolff(1)	4,500,000	—	—
William T. Morrow(3)	5,400,000	22,354	—
David J. Sach(3)	2,000,000	22,354	—
John A. Butler(2)	1,020,000	14,243	—
Perry S. Satterlee	2,000,000	22,354	493,000
R. Gerard Salemme	1,080,000	—	1,232,500
Scott Richardson	1,200,000	22,354	394,400

(1)	Mr. Wolff has waived all his rights under the Change in Control Severance Plan, pursuant to a letter agreement dated March 9, 2009.

(2)	Mr. Butler resigned his position on November 28, 2008 and was entitled to receive a severance benefit equal to $1,020,000 under the terms of the Change in Control Severance Plan. This amount was paid on March 15, 2009. In addition, Mr. Butler will remain covered under Clearwire’s health plans for 24 months following his termination of employment.

(3)	Messrs. Morrow and Sach were hired in 2009.

We are not obligated to make any cash payment to these named executive officers if their employment is terminated by us for cause or by the executive officer without good reason. Cause and good reason have the correlative meaning set forth in the named executive officers employment agreement with Clearwire or, in the absence of any such agreement or in the absence of any similar definitions in such agreement, the cause and good reason definitions in the Clearwire Change in Control Severance Plan will apply.

Potential Payments on a Change in Control

Messrs. Satterlee, Salemme, Richardson, Morrow and Sach hold options and restricted stock or RSU awards that receive accelerated vesting on any change in control, with an exercise period, if applicable, extended until the earlier of the expiration of the original term of the award or 12 months following the date of termination. In addition, pursuant to the Change in Control Severance Plan, each of Messrs. Satterlee, Salemme, Richardson, Morrow and Sach, is entitled to a “gross-up” for any golden parachute excise taxes under the Code. The Closing was a change in control for purposes of the Change in Control Severance Plan and the equity vesting described above (for the executive officers serving at the Closing of the Transactions). As a result, awards granted prior to May 2008 were fully vested upon the Closing. On March 9, 2009, Mr. Wolff waived his rights under the Change in Control

Severance Plan. Options and awards granted May 2008 or later would be eligible for accelerated vesting upon a change in control not related to the Transactions:

	Value of Accelerated	Gross-Up
Officer	Equity(1) ($)	($)

Benjamin G. Wolff	—	—
William T. Morrow(2)	—	—
David J. Sach(2)	—	—
John A. Butler	—	—
Perry S. Satterlee	493,000	—
R. Gerard Salemme	1,232,500	—
Scott Richardson	394,400	—

(1)	Assumes the unvested equity would vest on a change in control not related to the Transactions as provided in the award agreements with the named executive officers. Amounts represent the intrinsic value of the equity, based on the closing price of Class A Common Stock of $4.93 on December 31, 2008.

(2)	Messrs. Morrow and Sach did not hold equity in Clearwire as of December 31, 2008.

Potential Payments on Termination Not Relating to a Change in Control

Pursuant to his letter agreement, if Mr. Salemme is terminated without cause (whether through constructive termination or otherwise), he is entitled to a lump-sum severance payment in an amount equal to six months of his salary. Pursuant to a letter agreement dated March 9, 2009, Mr. Wolff is not entitled to any severance payments. Pursuant to Mr. Satterlee’s employment agreement, if Mr. Satterlee’s employment is terminated by us without cause, he is entitled to a lump sum payment in the amount of his annual base salary plus an amount equal to the most recent annual bonus payment he received.

Pursuant to a letter agreement with Mr. Richardson, if Mr. Richardson’s employment is terminated without cause (whether through constructive termination or otherwise) or for good reason, Mr. Richardson would be entitled to receive severance equal to 12 months base salary. Pursuant to a letter agreement with Mr. Morrow, if Mr. Morrow’s employment is terminated without cause (whether through constructive termination or otherwise) or for good reason, he is entitled to a lump-sum severance payment in an amount equal to two years of his salary and bonus. Pursuant to a letter agreement with Mr. Sach, if Mr. Sach is terminated unvoluntarily within his first 18 months with Clearwire for any reason other than cause or documented unsatisfactory job performance, he would be eligible for severance equal to his annual base salary and target annual bonus.

		Value of Accelerated
Officer	Cash Severance ($)	Equity(1) ($)

Benjamin G. Wolff	—	739,500
William T. Morrow	3,600,000	—
David J. Sach	1,000,000	—
John A. Butler	—	—
Perry S. Satterlee	920,000	—
R. Gerard Salemme	180,000	—
Scott Richardson	562,500	—

(1)	Amounts represent the intrinsic value of the equity, based on the closing price of Class A Common Stock of $4.93 on December 31, 2008.

Clearwire is not obligated to make any cash payment to these executive officers if their employment is terminated by Clearwire for cause or by the named executive officer without cause, or to any other named executive officer on the termination of employment for any reason, except in the case of termination for good reason by Mr. Morrow and Mr. Richardson. In addition, Clearwire does not provide any medical continuation or death or disability benefits for any of its executive officers that are not also available to its partners.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

Our Compensation Committee is comprised of Messrs. McCaw, Hesse and Currie. During fiscal year 2007, Mr. McCaw also served as Old Clearwire’s Co-Chief Executive Officer until January 2007. During fiscal years 2008 and 2007, Mr. Wolff served as Old Clearwire’s Chief Executive Officer and as a director of ICO, while Mr. McCaw served as ICO’s Chairman and served as a member of Old Clearwire’s Compensation Committee. For additional information please see the section titled “Certain Relationships and Related Transactions” beginning on page 45 of this prospectus.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Related Person Transactions Policy and Procedures

Pursuant to the charter of the Audit Committee, the Audit Committee reviews and approves or ratifies or refers to a special committee all significant related party transactions and potential conflict of interest situations. A related person is any executive officer, nominee for director, or more than 5% stockholder of Clearwire, including any of their immediate family members, and any entity owned or controlled by such persons. Under the Equityholders’ Agreement, a simple majority of the disinterested directors on our board are required to approve any related party transactions. Each of the related party transactions listed below that were submitted to our board or the board of Old Clearwire were approved by a disinterested majority of such board of directors after full disclosure of the interest of the related party in the transaction.

Clearwire has a number of strategic and commercial relationships with third parties that have had, or are expected to have, a significant impact on Clearwire’s business, operations and financial results. These relationships are with Sprint, Intel, Comcast, Eagle River, Google, Time Warner Cable, Motorola, Inc., which we refer to as Motorola and Bell Canada, all of which are related parties, due to their stock ownership of more than 5% of our Class A Common Stock or Class B Common Stock.

Relationships among Certain Stockholders, Directors, and Officers of Clearwire

Eagle River

As of December 31, 2008, 5% of the ownership interests in Class A Common Stock was held by Eagle River. ERI is the manager of Eagle River. Each entity is controlled by Mr. McCaw, our Chairman.

Commercial Agreements

At Closing, Clearwire Communications, a wholly-owned subsidiary of Clearwire, entered into the following commercial agreements with Sprint and the Investors, which relate to the bundling and reselling of Clearwire’s WiMAX services and Sprint’s third generation wireless communications, which we refer to as 3G, services, the embedding of WiMAX chips into various devices, and the development of Internet services and protocols, among other things:

Intellectual Property Agreement.  At Closing, Clearwire Communications entered into an intellectual property agreement with Sprint, which we refer to as the Intellectual Property Agreement, pursuant to which Sprint assigned and caused its controlled affiliates to assign to Clearwire, and all persons in which Clearwire is the owner, directly or indirectly, of at least 50% of the person’s voting stock, all of Sprint’s right, title and interest in certain WiMAX patent applications, certain trademarks, and certain other software and other proprietary information related to its WiMAX business. In addition, Sprint granted and caused its controlled affiliates to grant to Clearwire, and all persons in which Clearwire is the owner of at least 50% of the person’s voting stock, non-exclusive licenses to exercise any rights with respect to certain proprietary software and certain WiMAX-related proprietary information owned by Sprint or its controlled affiliates prior to the effective date of the Intellectual Property Agreement and not otherwise assigned to Clearwire or any persons in which Clearwire is the owner of at least 50% of the person’s voting stock.

Under the Intellectual Property Agreement, Sprint and Clearwire Communications agree to cooperate in connection with:

•	the preparation, filing, prosecution, maintenance and defense of each other’s patents;

•	any suit for infringement of each other’s patents brought by Clearwire, Sprint or their controlled affiliates against a third party; and

•	executing any applicable documents requested by one another to perfect ownership and register patent assignments with any patent office.

Further, Clearwire and Sprint agree to not assert their respective patent rights against each other for a period of ten years from date of the agreement (or 15 years with respect to patents related to VoIP owned by Sprint and its subsidiaries) or for so long as Sprint has an ownership interest in Clearwire Communications, whichever is longer. Subject to certain exceptions, all intellectual property assigned or licensed would be assigned or licensed, as applicable, “as is,” without any representations, warranties or indemnifications. Sprint and Clearwire may potentially cooperate in defending third-party infringement suits by asserting patents for the benefit of the other.

3G MVNO Agreement.  At the Closing, Clearwire Communications exercised an option to become a party to a non-exclusive MVNO Support Agreement entered into on May 7, 2008, among Sprint Spectrum L.P. d/b/a Sprint, Comcast MVNO II, LLC, TWC Wireless, LLC and BHN Spectrum Investments, LLC, which we refer to as the 3G MVNO Agreement. We refer to mobile virtual network operators as MVNOs Under the 3G MVNO Agreement, Sprint agrees to sell its CDMA, mobile voice and data communications service, which we refer to as the PCS Service, for the purpose of resale by the other parties to each of their respective end user customers. Certain related entities, affiliates and purchases of divested cable operations are also authorized in certain circumstances to purchase under the 3G MVNO Agreement for resale to their respective end users. The PCS Service includes Sprint’s existing core network services, other network elements and information that enable a third party to provide services over the network, or core network enablers, and, subject to certain limitations and exceptions, new core network services, core network enablers and certain customized services. The 3G MVNO Agreement specifically excludes access to Sprint’s Integrated Digital Enhanced Network, which we refer to as iDEN, and services operating on a 2.5 GHz spectrum or any unlicensed spectrum, except as provided in the 3G MVNO Agreement with respect to certain converged products and services. Sprint has the right to implement network controls as long as they are implemented consistently across the retail and wholesale base and notice is provided.

Subject to certain exceptions, each of Comcast MVNO II, LLC, TWC Wireless, LLC, BHN Spectrum Investments, LLC, Clearwire Communications and any other parties permitted to become a party to the 3G MVNO Agreement that elect the option to do so, which we refer to as the 3G MVNOs, may market and sell the PCS Service provided that it does so as part of a defined bundle of products and services (each 3G MVNO has its own unique bundling terms). Also, subject to certain exceptions, the 3G MVNOs are restricted from reselling the PCS Service to other resellers. Subject to certain exceptions, the 3G MVNOs generally may not target market their respective end users activated on the Sprint network to switch to a competing wireless network or mass migrate their respective end users activated on the Sprint network to another competing wireless network.

With certain exceptions, the pricing of the PCS Service is primarily volume or usage based pricing with provisions to ensure long-term price competitiveness. Each 3G MVNO receives price protections designed to keep the Sprint offering market competitive with offerings to other similar resellers, taking into account a number of factors. Each 3G MVNO also receives protections from Sprint entering agreements with more favorable terms. With certain exceptions, each 3G MVNO has the right to opt into any agreement related to the wireless broadband services between Sprint and any other 3G MVNO on substantially identical terms.

While each party is responsible for procuring its own devices, Sprint is obligated to provide commercially reasonable assistance in obtaining terms from device manufacturers that are more favorable than those terms that could be obtained independently. Each 3G MVNO is responsible for the relationship with the end user customer, including pricing, care and billing. Each 3G MVNO has the right to “tag along” with Sprint to successor networks to which Sprint migrates its comparable CDMA base, and, in certain circumstances, Sprint has a “drag along” right to force these parties to transition to such a successor network.

Each of Google and Intel and their respective controlled affiliates have the option to become a party to the 3G MVNO Agreement under the same general terms as the initial 3G MVNOs. In addition, each party to the 3G MVNO Agreement has customary indemnification obligations.

The 3G MVNO Agreement has an initial term that ends on December 31, 2018 with, subject to certain scale conditions, the 3G MVNOs’ unilateral option to renew for up to two additional successive five-year periods by notice to Sprint. Following expiration of the second five-year renewal, the 3G MVNO Agreement automatically renews for successive three-year renewal periods unless Sprint or another party to the 3G MVNO Agreement provides notice of its intent not to renew at least 90 days prior to the end of the term then in effect. Sprint is permitted to terminate the 3G MVNO Agreement with respect to any 3G MVNO on such other 3G MVNOs:

•	failure to pay undisputed amounts;

•	material breach;

•	dissolution, bankruptcy or written admission of inability to pay debts; or

•	entry into a business combination transaction pursuant to which such 3G MVNO becomes an affiliate of or acquires a business that competes with Sprint (based on criteria specified in the 3G MVNO Agreement).

Each 3G MVNO is permitted to terminate the agreement on:

•	Sprint’s material breach;

•	Sprint’s dissolution, bankruptcy or written admission of inability to pay debts;

•	material degradation of Sprint’s network;

•	Sprint’s entry into a business combination transaction pursuant to which Sprint becomes an affiliate of or acquires a business that competes with any 3G MVNO (based on criteria specified in the 3G MVNO Agreement); or

•	beyond a certain defined threshold, sale of licenses if Sprint does not enter into a service assumption agreement or loss of licenses in markets.

After the termination of the 3G MVNO Agreement, Sprint has varying obligations to provide post- termination transition assistance pursuant to varying phase out periods, based on the circumstances giving rise to the termination.

4G MVNO Agreement.  At Closing, Clearwire Communications entered into a 4G MVNO Agreement with Comcast MVNO II, LLC, TWC Wireless, LLC, BHN Spectrum Investments, LLC and Sprint Spectrum L.P., which we refer to as the 4G MVNO Agreement, pursuant to which it sells its wireless broadband services to the other parties to the 4G MVNO Agreement, for the purposes of the purchasers marketing and reselling the wireless broadband services to each of their respective end user customers. The wireless broadband services to be provided under the 4G MVNO Agreement are generally comprised of those services provided by Clearwire Communications to its retail customers, or standard network services, and certain other wireless broadband services, or non-standard network services requested by Comcast MVNO II, LLC, TWC Wireless, LLC and BHN Spectrum Investments, LLC and any other parties permitted to become a party to the 4G MVNO Agreement that exercise the option to do so, which we refer to as the 4G MVNOs. Under the 4G MVNO Agreement, Clearwire Communications agree to, among other things, use commercially reasonable efforts to provide support services to each of the 4G MVNOs and to develop by certain prescribed dates certain wireless service and network elements.

Subject to certain exceptions, each 4G MVNO may market and sell the wireless broadband service provided that it does so as part of a defined bundle (each 4G MVNO has a unique bundle requirement). Also, subject to certain exceptions, the 4G MVNOs will be restricted from reselling the wireless broadband service to other resellers.

During the first seven years, Clearwire Communications has the exclusive right to develop and contract with original equipment manufacturers, which we refer to as OEMs, regarding embedded devices, including devices capable of functioning on a mobile WiMAX network, and will exclusively work with OEMs to embed client managers. For a period of time and subject to certain exceptions, the 4G MVNOs generally may not target market their respective end users activated on the Clearwire Communications network to switch to a competing wireless network or mass migrate their respective end users activated on the Clearwire Communications network to another competing wireless network.

With certain exceptions, each 4G MVNO has the right to opt into any agreement related to the wireless broadband services between Clearwire Communications and any other 4G MVNO. Similar opt-in rights and bundling service protections are available with respect to any 4G agency agreement entered into between Clearwire Communications and any 4G MVNO. In certain circumstances, any purchaser of the divested cable television system of a multiple system operator that becomes a party to the 4G MVNO Agreement or Sprint wireless operations is authorized to purchase services under the 4G MVNO Agreement.

With certain exceptions, the pricing of the wireless broadband service is primarily a discount from Clearwire Communication’s retail price for similar services and pricing determinations will differ between standard and non-standard service offerings. Each 4G MVNO receives price protections in the form of certain terms and conditions that are designed to keep the Clearwire Communications offering market competitive with offerings to other similar resellers. Subject to certain qualifications, each 4G MVNO is entitled to more favorable economic and non-economic terms for the wireless broadband services provided by Clearwire Communications or certain of its affiliates to any other reseller.

While each party is responsible for procuring its own devices, Clearwire Communications is obligated to provide commercially reasonable assistance in obtaining terms from device manufacturers that are more favorable than those terms that could be obtained independently. In addition, the 4G MVNO Agreement includes certain protections from any party’s exclusive arrangements with device manufacturers. Clearwire Communications has the right to implement network controls as long as they are implemented consistently across the retail and wholesale base and notice was provided. Each 4G MVNO is responsible for the relationship with the end user customer, pricing, care and billing with respect to the wireless broadband service. The 4G MVNO Agreement provides for broad operational support capabilities that will be provided by Clearwire Communications.

Google and Intel and their respective controlled affiliates have the option to become a party to the 4G MVNO Agreement under the same general terms as the 4G MVNOs. The 4G MVNO Agreement has a five-year initial term with perpetual automatic five-year renewals, unless any 4G MVNO elects solely as to itself to provide notice of its intent not to renew at least 180 days prior to the end of the term then in effect. The 4G MVNO Agreement further provides that Clearwire Communications cannot enter into any other agreement that contains exclusivity provisions that are binding on any 4G MVNO or its customers or otherwise limit any 4G MVNO’s ability to provide services to such 4G MVNO customers. Clearwire Communications has customary indemnification obligations under the 4G MVNO Agreement. Clearwire Communications is permitted to terminate the 4G MVNO Agreement with respect to any 4G MVNO on such other 4G MVNOs:

•	failure to pay undisputed amounts;

•	material breach; or

•	dissolution, bankruptcy or written admission of inability to pay debts.

If Intel becomes a party to the 4G MVNO Agreement, Clearwire Communications is also permitted to terminate the 4G MVNO Agreement with respect to Intel if Clearwire Communications has the right to terminate the market development agreement entered into with Intel, which we refer to as the Intel Market Development Agreement, as a result of an event of default under the Intel Market Development Agreement. Each 4G MVNO is permitted to terminate the 4G MVNO on Clearwire Communications’s:

•	material breach;

•	dissolution, bankruptcy or written admission of inability to pay debts; or

•	change in control (unless Sprint or any of its controlled affiliates is the surviving entity).

4G Authorized Sales Representative Agreement.  At Closing, Clearwire Communications entered into an authorized sales representative agreement, which we refer to as the 4G ASR Agreement, pursuant to which Sprint may act as a non-exclusive sales representative on behalf of Clearwire Communications, to solicit subscribers to purchase Clearwire Communications services. These subscribers will enter into service agreements with Clearwire Communications and will be customers of Clearwire Communications with respect to the services provided by Clearwire Communications. The 4G ASR Agreement has an initial term of one year and may be extended beyond the initial one-year term only if neither party gives notice that it does not wish to extend the 4G ASR Agreement.

3G National Retailer Agreement.  At Closing, Sprint Solutions, Inc. and other Sprint affiliated entities, which we refer to collectively as the Sprint Entities, entered into a national retailer agreement, which we refer to as the 3G Retailer Agreement, pursuant to which Clearwire Communications may act as a non-exclusive sales representative on behalf of the Sprint Entities to solicit subscribers to purchase services from the Sprint Entities. These subscribers will enter into subscription agreements with Sprint Solutions, Inc. or another Sprint affiliate, and will be customers of such Sprint entity with respect to the services provided by Sprint. The 3G Retailer Agreement has an initial term of one year and may be extended beyond the initial one-year term only if neither party gives notice that it does not wish to extend the 3G Retailer Agreement.

Intel Market Development Agreement.  At Closing, Clearwire Communications entered into the Intel Market Development Agreement, pursuant to which Clearwire Communications promotes the use of certain notebook computers and mobile Internet devices on our network, and Intel would develop, market, sell and support WiMAX embedded chipsets for use in certain notebook computers and mobile Internet devices that may be used on the Clearwire network. The Intel Market Development Agreement lasts for a term of seven years from the date of the agreement, with Intel having the option to renew the agreement for successive one-year terms up to a maximum of 13 additional years provided that Intel meets certain requirements. If Intel elects to renew the agreement for the maximum 20-year term, the agreement will thereafter automatically renew for successive one-year renewal periods until either party terminates the agreement. In addition, at any time during the initial seven-year term, Intel may elect to become a party to the 4G MVNO Agreement or a party to both the 4G MVNO Agreement and the 3G MVNO Agreement. Any election with respect to the 4G MVNO Agreement must be on the same terms and conditions as those offered to the other 4G MVNOs, and includes an obligation on Intel to bundle additional services with WiMAX access service. If Intel elects to become a party to the 4G MVNO Agreement or a party to both the 4G MVNO Agreement and the 3G MVNO Agreement, and if such election is made in the first three years of the Intel Market Development Agreement, the Intel Market Development Agreement will terminate three years from the date of the agreement. If such election is made more than three years after the date of the Intel Market Development Agreement but before the end of the seventh year of the Intel Market Development Agreement, then the Intel Market Development Agreement will terminate at the time such election becomes effective.

Under the Intel Market Development Agreement, Clearwire Communications pays to Intel a portion of the access revenues received from some retail customers using certain Intel-based notebook computers, or other mutually agreed on devices on the Clearwire network, for a defined period of time, which we do not believe will have a significant impact on our profitability. Subject to certain qualifications, Clearwire Communications also pays to Intel a one-time fixed payment for each new qualifying Intel-based device activated on Clearwire Communications’s network during the initial term. Intel has committed, subject to certain conditions and limitations, to help ensure, during a specified period, the commercial availability of notebook computers and mobile Internet devices that operate on the Clearwire network. In addition, Intel provides engineering and validation with respect to the use of certain notebook computers on the Clearwire network, including supporting interoperability testing. Subject to a number of conditions, Intel has committed to spend, or cause others to spend, specified amounts on marketing within the first seven-year period, and Clearwire Communications will spend, or cause others to spend, set amounts on marketing within a specified time frame. Intel has agreed to develop a co-branding construct to promote the Clearwire network and is also obligated to conduct direct marketing and indirect marketing programs and activities. Clearwire Communications has committed to achieving a minimum POPs coverage during the initial term.

Under the Intel Market Development Agreement, for a period of three years, Clearwire Communications is not permitted to commercially deploy any wireless broadband or data technology, except for WiMAX and complementary services (including Wi-Fi, for example). Clearwire Communications is relieved of this restriction if WiMAX service does not meet the minimum performance requirements. The Intel Market Development Agreement provides that Intel and Clearwire Communications must become involved with Open Patent Alliance, LLC, an entity formed to protect and promote the global implementation of WiMAX and to create patent pools for licensing of patent claims essential to WiMAX technology, and make certain capital contributions when due to Open Patent Alliance, LLC. The Intel Market Development Agreement is terminable by either party without penalty on default of the other party. Subject to certain conditions, either party is permitted to transfer the agreement on the occurrence of a change in control.

Google Products and Services Agreement.  At Closing, Clearwire Communications entered into a products and services agreement with Google, which we refer to as the Google Products and Services Agreement, pursuant to which Clearwire Communications and Google will collaborate on a variety of products and services. Google will provide advertising services to Clearwire Communications for use with certain websites and devices, and Clearwire Communications will utilize these Google advertising services on an exclusive basis for its retail customers. Google will pay Clearwire Communications a percentage of the revenue that Google generates from these advertising services. Google will also provide a suite of hosted communications services, including email, instant messaging and calendar functionality, to us for integration into our desktop portal offering. Furthermore, Clearwire Communications will support the open-source Android platform, will work with Google to offer certain other Google applications, and will explore working with Google on a variety of other potential products and services. The Google Products and Services Agreement has a term of three years.

Google Spectrum Agreement.  At Closing, Clearwire Communications entered into a spectrum agreement with Google, which we refer to as the Google Spectrum Agreement, pursuant to which Clearwire Communications will make available to Google certain of its excess 2.5 GHz spectrum in various markets, if Clearwire Communications determines there is any, for experimental usage by Google and for development of alternative applications by third parties operating under the direction and approval of Clearwire and Google. The third-party use of Clearwire’s spectrum beyond that used for WiMAX technology can not be utilized in a manner that will interfere with Clearwire’s use of the spectrum for WiMAX technology, and will be subject to availability. The revenue generated from the spectrum usage other than for WiMAX technology, if any, must be shared by Google and Clearwire. The Google Spectrum Agreement provides for an initial term of five years from the date of the agreement. The Google Spectrum Agreement is terminable by either party on default of the other party.

Master Site Agreement.  At Closing, Clearwire Communications entered into a master site agreement with Sprint, which we refer to as the Master Site Agreement, pursuant to which Sprint and Clearwire Communications established the contractual framework and procedures for the leasing of tower and antenna co-location sites to each other. Leases for specific sites will be negotiated by Sprint and Clearwire Communications on request by the lessee. The leased premises may be used by the lessee for any activity in connection with the provision of wireless communications services, including attachment of antennas to the towers at the sites. The term of the Master Site Agreement is ten years from execution. The term of each lease for each specific site is five years, but the lessee has the right to extend the term for up to an additional 20 years. The lessee is responsible for payment of a monthly fee per site to the other party. The lessee is also responsible for the utility costs and for certain additional fees.

Master Agreement for Network Services.  At Closing, Clearwire Communications entered into a master agreement for network services with the Sprint Entities, which we refer to as the Master Agreement for Network Services, pursuant to which the Sprint Entities and Clearwire Communications established the contractual framework and procedures for Clearwire Communications to purchase network services from the Sprint Entities. Clearwire Communications may order various services from the Sprint Entities, including IP network transport services, data center collocation, toll-free services and access to the following business platforms: voicemail, instant messaging services, location-based systems and media server services. Clearwire Communications is not obligated to purchase these services from the Sprint Entities. The Sprint Entities must provide a service level agreement that is consistent with the service levels provided to similarly situated customers. Pricing will be specified in separate product attachments for each type of service; in general, the pricing is based on the mid-point between fair market value of the service and the Sprint Entities’ fully allocated cost for providing the service. The term of the Master Agreement for Network Services is five years, but Clearwire Communications has the right to extend the term for an additional five years.

IT Master Services Agreement.  At Closing, Clearwire Communications entered into an IT master services agreement with the Sprint Entities, which we refer to as the IT Master Services Agreement, pursuant to which the Sprint Entities and Clearwire Communications established the contractual framework and procedures for Clearwire Communications to purchase information technology, which we refer to as IT, application services from the Sprint Entities. Clearwire Communications may order various information technology application services from the Sprint Entities, including human resources applications, supply chain and finance applications, device management services, data warehouse services, credit/address check, IT help desk services, repair services applications, customer trouble management, coverage map applications, network operations support applications, and other services. The specific services requested by Clearwire Communications will be identified in Statements of Work to be completed by the Sprint Entities and Clearwire Communications. The Sprint Entities must provide service levels consistent with the service levels the Sprint Entities provide to their affiliates for the same services. Pricing will be specified in each separate Statement of Work for each type of service. The term of the IT Master Services Agreement is five years, but Clearwire Communications has the right to extend the term for an additional five years.

Equityholders’ Agreement

At the Closing, Clearwire, Sprint, Eagle River and the Investors, including certain of their respective affiliates, entered into the Equityholders’ Agreement, which sets forth certain rights and obligations of Sprint, Eagle River, the Investors and their permitted transferees and designees under the Equityholders’ Agreement, which we refer to collectively as the Equityholders, and each individually as an Equityholder, with respect to the governance of Clearwire, transfer restrictions on Clearwire Common Stock, rights of first refusal and pre-emptive rights, among other things. As the holders of approximately 87.2% of the total voting power of Clearwire, Sprint, Eagle River and the Investors together effectively have control of Clearwire.

Corporate Governance

The Equityholders’ Agreement provides that our board of directors will consist of 13 directors, of which, initially:

•	seven directors will be nominated by Sprint (one of whom must qualify (for so long as there are not more than two independent designees) as an independent director and for service on our Audit Committee under NASDAQ rules and federal securities laws and be willing to serve on the Audit Committee);

•	one director will be nominated by Eagle River;

•	one director will be nominated by Intel;

•	two directors will be nominated by the Strategic Investors as a group;

•	one independent director (who must qualify for service on the Audit Committee under NASDAQ rules and federal securities laws and be willing to serve on the Audit Committee) will be nominated by Intel and the Strategic Investors as a group; and

•	one independent director (who must qualify for service as chairman of the Audit Committee under NASDAQ rules and federal securities laws and be willing to serve as chairman of the Audit Committee) will be nominated by the Nominating and Corporate Governance Committee.

The number of nominees that an Equityholder has the right to nominate is subject to adjustment if the number of shares of Common Stock held by such Equityholder is reduced below a certain level, generally 50% of the number of shares it held at the Closing, as adjusted pursuant to the Transaction Agreement. In addition, subject to certain exceptions, if Sprint transfers 25% of the number of shares of Common Stock or equity interests of Clearwire Communications received by it in the Transactions to any other Equityholder, the number of nominees that each of Sprint and such transferee Equityholder is entitled to nominate will be adjusted to be a number equal to the percentage of its respective voting power of Clearwire multiplied by thirteen; and if Sprint undergoes certain change of control transactions, Sprint will only be entitled to nominate a number of directors equal to the lesser of (1) the percentage of its voting power of Clearwire multiplied by thirteen and (2) six. Furthermore, (1) each of Eagle River and Intel has the right to designate a board observer for so long as Eagle River and Intel, respectively, has the right to nominate a person for service as a director of Clearwire and (2) each of Bright House Networks and the Strategic Investors, as a group, has the right to designate a board observer for so long as each of Bright House Networks and the Strategic Investors, as a group, respectively, owns at least 50% of the number of shares of Common Stock received by them in the Transactions.

The Equityholders’ Agreement provides, among other things, that:

The Audit Committee will initially consist of three or more independent directors, including Sprint’s designated director that qualifies as an independent director and the independent director designated by Intel and the Strategic Investors. The Audit Committee will perform the duties usually reserved for an audit committee, including reviewing and recommending to the full board of directors any transaction involving Clearwire or any of its controlled affiliates on the one hand, and any Equityholder, any affiliate of any Equityholder or any director, officer, employee or associate of Clearwire, an Equityholder or any affiliate of any Equityholder on the other hand, which we refer to as a Related Party Transaction, and the approval of a majority of the Audit Committee will be required to approve any matter before it.

Subject to certain limitations and qualifications, the Nominating and Corporate Governance Committee will consist of five members, including two of Sprint’s designated directors, Eagle River’s designated director, one of the Strategic Investors’ designated directors and Intel’s designated director. The Nominating and Corporate Governance Committee will perform the functions usually reserved for a nominating committee, and the approval of four of the five members of the Nominating and Corporate Governance Committee will be required to nominate any director the Nominating and Corporate Governance Committee is responsible for nominating.

Subject to certain limitations and qualifications, our Compensation Committee will consist of four members, including one of Sprint’s designated directors, one of the Strategic Investors’ designated directors, Eagle River’s designated director and the independent director designated by Intel and the Strategic Investors. The Compensation Committee will, among other things, determine compensation for the chief executive officer of Clearwire and Clearwire Communications and all executive officers of Clearwire and Clearwire Communications who report directly to the chief executive officer, and the approval of two-thirds of the Compensation Committee will be required to approve such compensation and no other approval of the board of directors will be required with respect to such matters.

The Transactions Committee will consist of all directors other than those directors designated by Sprint who are employees or directors of Sprint or any its affiliates, or who would not be independent directors of Sprint if they were to sit on the board of directors of Sprint or any of its affiliates. Other than the Audit Committee, the Nominating and Corporate Governance Committee, the Compensation Committee, the Transactions Committee and a possible executive committee, we will establish no other committees other than special committees that may be created from time to time. If the board of directors delegates any authority to a special committee or to an executive committee, then each of Sprint, Intel, Eagle River and the Strategic Investors will be entitled to designate at least one designee to any such committee for so long as it has the right to nominate at least one director, unless such designation would in the good faith determination of a majority of the independent directors be inappropriate as a result of a conflict of interest on the part of such designee, the party designating such designee or any of their respective affiliates. Any such designation by Sprint, Intel, Eagle River or the Strategic Investors must be initially made within a reasonable period of time following receipt of written notification of the formation of such committee.

Under the Equityholders’ Agreement, we are required to deliver to Sprint, Eagle River, Intel and each Strategic Investor certain quarterly and annual financial statements as well as certain budget variance analyses, subject to certain minimum Clearwire stock ownership requirements on the part of each Equityholder.

The Equityholders’ Agreement provides that certain actions will require the prior approval of at least ten of our 13 directors, except that if there are ten or fewer directors on the board of directors at any time, these actions will require the unanimous approval of the board of directors. These actions include:

•	the appointment or removal of the chief executive officer of Clearwire and Clearwire Communications or of any officer that reports directly to the chief executive officer (except that if Sprint’s ownership in Clearwire falls below 50% of its ownership at the Closing, as adjusted pursuant to the Transaction Agreement, and Sprint no longer nominates a majority of board of directors, the removal of those officers (other than the chief executive officer) will no longer require such approval);

•	the acquisition or disposition of, or the entry into a joint venture involving the contribution by Clearwire or any of its subsidiaries of, assets with a book value in excess of 20% of the consolidated book value of the assets of Clearwire and its subsidiaries, subject to certain exceptions;

•	any change of control of Clearwire or any of its subsidiaries;

•	any action not in accordance with the business purpose of Clearwire; and

•	the funding of (1) the expansion of the business purpose of Clearwire, (2) activities outside of the United States, other than the maintenance of Clearwire’s current operations and assets located outside of the United States, or (3) the acquisition of spectrum outside of the United States.

The Equityholders’ Agreement further provides that the following actions will require the prior approval of a majority of the disinterested directors of Clearwire:

•	any Related Party Transaction; and

•	any transfer of shares by the holder of the largest voting interest in Clearwire as between Sprint, the Strategic Investors (treated as a single holder) and Intel (as long as such holder holds at least 26% of the aggregate voting power of Clearwire), which we refer to as the Principal Equityholder, that constitutes a change of control of Clearwire or any of its material subsidiaries.

Under the Equityholders’ Agreement, the approval of each of Sprint, Intel and the representative of the Strategic Investors so long as Sprint, Intel or the Strategic Investors, as a group, own at least 5% of the outstanding voting power of Clearwire, will be required to:

•	amend the Clearwire Charter, the Clearwire Bylaws or the Operating Agreement;

•	change the size of Clearwire’s board of directors;

•	liquidate Clearwire or Clearwire Communications or declare bankruptcy of Clearwire or its material subsidiaries;

•	effect any material capital reorganization of Clearwire or any of its material subsidiaries, other than a financing transaction in the ordinary course of business;

•	take any action that would cause Clearwire Communications or any of its material subsidiaries to be taxed as a corporation for federal income tax purposes; and

•	subject to certain exceptions, issue any Class B Common Stock or any equity interests of Clearwire Communications.

The Equityholders’ Agreement also provides that amending the Clearwire Charter, the Clearwire Bylaws or the Operating Agreement or changing the size of Clearwire’s board of directors will also require the approval of Eagle River if Eagle River then owns at least 50% of the shares of Common Stock held by it immediately before the Closing and the proposed action would disproportionately and adversely affect Eagle River, the public stockholders of Clearwire or Clearwire in its capacity as a member of Clearwire Communications in any material respect as compared to the impact of such action on Sprint, Intel and the Strategic Investors as stockholders of Clearwire and members of Clearwire Communications.

The Equityholders’ Agreement also provides that any amendment to the Operating Agreement will require the prior approval of a majority of the directors who have been nominated as independent directors by the Nominating Committee and those directors who are independent directors nominated by one or more Equityholders other than those independent directors who are current or former directors, officers or employees of the nominating Equityholder. For as long as any of Sprint, Intel, or the Strategic Investors as a group, owns at least 50% of the number of shares of Clearwire stock received by it in the Transactions and holds securities representing at least 5% of the outstanding voting power of Clearwire, the written consent of such party will be required before Clearwire enters into a transaction involving the sale of a certain percentage of the consolidated assets of Clearwire and its subsidiaries to, or the merger of Clearwire with, certain specified competitors of Sprint, Intel and the Strategic Investors.

The approval of securities representing at least 75% of the outstanding voting power of Clearwire will be required to approve (1) any merger, consolidation, share exchange, recapitalization, business combination or other similar transaction involving Clearwire or Clearwire Communications, (2) any issuance of capital stock of Clearwire or Clearwire Communications that constitutes a change of control of Clearwire or Clearwire Communications, respectively or (3) any sale or disposition of all or substantially all the assets of Clearwire or Clearwire Communications.

Restrictions on Transfer

Under the Equityholders’ Agreement, subject to certain conditions, Equityholders may transfer their shares of Class B Common Stock, along with the corresponding Clearwire Communications Class B Common Interests, to any then-existing holder of Class B Common Stock, to certain affiliates of such holder, or to persons who are not then-existing holders of Class B Common Stock. If an Equityholder or any transferee of an Equityholder transfers any Class B Common Stock or Clearwire Communications Class B Common Interests without also transferring to the same party an identical number of Clearwire Communications Class B Common Interests or Class B Common Stock, respectively, then the Class B Common Stock corresponding to those transferred shares or interests, as applicable, will be redeemed by Clearwire for par value.

Further, an Equityholder or its transferee may transfer its Class B Common Stock and Clearwire Communications Class B Common Interests only on notice to Clearwire, in accordance with the Operating Agreement and, in the case of a transferee, on delivery of a required transfer agreement to Clearwire. Unless certain conditions are satisfied, none of Sprint, Intel, the Strategic Investors or their permitted transferees may transfer their respective Class B Common Stock and Clearwire Communications Class B Common Interests if such transfer or transfers would result in the transferee having voting power in Clearwire equal to or greater than 50% of the voting power that Sprint received in the Transactions. An Equityholder that is a Securities Holding Company (as defined in the Equityholders’ Agreement) may transfer its Class B Common Stock and Clearwire Communications Class B Common Interests through the transfer by the holder of 100% of the securities in such Securities Holding Company of all of its securities in such Securities Holding Company, subject to certain restrictions.

Additionally, the Principal Equityholder is prohibited from transferring any Clearwire equity securities to certain specified competitors of the Strategic Investors, Intel or Sprint under certain circumstances.

Right of First Offer

If an Equityholder desires to transfer any of its Clearwire equity securities to a person other than an Equityholder or permitted transferee of such Equityholder, it is required to first offer to sell such equity securities to the other Equityholders on the same terms and conditions as it had proposed to make such transfer, subject to certain limitations. If the other Equityholders accept the offer, collectively, for all but not less than all of the subject equity securities, the Equityholders will consummate the purchase. If the offer to the other Equityholders is over-subscribed, the subject equity securities will be allocated among the accepting Equityholders pro rata based on their then-current ownership of Clearwire capital stock. If the offer to other Equityholders is not fully subscribed, the offer will be deemed to have been rejected and the selling Equityholder may proceed with the proposed sale, subject to certain limitations. Certain transfers, however, will not be subject to this right of first offer, including open market transfers by Eagle River, transfers by Intel of the Class A Common Stock received by it pursuant to the Merger, transfers that are part of a business combination that constitutes a change of control of Clearwire or Clearwire Communications and that are approved by the board of directors of Clearwire and the stockholders of Clearwire in accordance with applicable law and the terms of the Equityholders’ Agreement and certain “spin-off” transactions by the Equityholders.

Tag-Along Rights

If the Principal Equityholder elects to sell all or any portion of its Clearwire equity securities, which we refer to as the Sale Shares, in a transaction after which the transferee would hold voting power of Clearwire greater than 50% of the voting power that Sprint had at the Closing, as adjusted pursuant to the Transaction Agreement, each other Equityholder, subject to certain conditions, has the option to sell a pro rata portion of its shares, instead of the Sale Shares, and the number of Sale Shares to be sold by the Principal Equityholder will be reduced accordingly by the applicable number of equity securities to be included in the sale by the other Equityholders.

Preemptive Rights

If Clearwire proposes to issue any securities, other than in certain issuances, each Equityholder has the right to purchase its pro rata share of such securities, based on such holder’s voting power in Clearwire before such issuance.

Standstill Agreement

The Equityholders’ Agreement provides that Sprint, Intel and the Strategic Investors will not be able to purchase any common stock of Clearwire for at least five years after the Closing, subject to certain exceptions, which exceptions include the acquisition by an Equityholder of 100% of the outstanding common stock of Clearwire where such acquisition has been approved by a majority of both the board of directors and stockholders of Clearwire. Eagle River is not subject to this restriction.

Sprint Debt Agreements

Sprint owns approximately 51% of the voting power of Clearwire. As a result, Clearwire and its subsidiaries may be considered subsidiaries of Sprint under certain of Sprint’s agreements relating to its indebtedness. Those agreements govern the incurrence of indebtedness and certain other activities of Sprint’s subsidiaries. Covenants in Sprint’s debt instruments may purport to restrict Clearwire’s financial and operating flexibility and, if Clearwire’s actions result in a violation of those covenants, Sprint’s lenders may declare due and payable all outstanding loan obligations, thereby severely harming Sprint’s financial condition, operations and prospects for growth. The determination of whether or not Clearwire would be considered a subsidiary under Sprint’s debt agreements is complex and subject to interpretation, however, under the Equityholders’ Agreement, Sprint agrees that if Clearwire or any of its subsidiaries proposes to incur any indebtedness or take any other action that could violate the terms of Sprint’s debt agreements, Sprint will deliver a Compliance Certificate and a legal opinion from a nationally recognized law firm, certifying that the proposed indebtedness or other action will not violate Sprint’s debt agreements. If Sprint notifies Clearwire that it is unable to deliver a Compliance Certificate and the accompanying legal opinion and the Transactions Committee of Clearwire determines that Clearwire should proceed with the proposed indebtedness or other action, Sprint is obligated to take whatever action is necessary (including surrendering Class B Common Stock or governance rights with respect to Clearwire and its subsidiaries), to enable Sprint to deliver a Compliance Certificate and the accompanying legal opinion, and Sprint will deliver a Compliance Certificate and the accompanying legal opinion at the closing of the proposed indebtedness or other action. With respect to certain of Sprint’s outstanding credit agreements, Sprint agrees to use its Reasonable Best Efforts (as defined in the Equityholders’ Agreement) to cause any amendment thereto or refinancing thereof not to contain restrictions on the ability of Clearwire and its subsidiaries to incur indebtedness or take any other actions, and in no event to enter into any agreement in connection with any such amendment or refinancing that is more restrictive with respect to Clearwire than a certain specified prior agreement. Going forward, Sprint agrees that neither it nor any of its affiliates will enter into any agreement that restricts the ability of Clearwire and its subsidiaries to incur indebtedness or take any other actions.

Registration Rights Agreements

The Warrants Registration Rights Agreement

Old Clearwire granted registration rights to the holders of the warrants exercisable for 16,551,886 shares of Old Clearwire’s Class A common stock issued in conjunction with Old Clearwire’s senior secured notes due 2010 under a registration rights agreement dated August 5, 2005, which we refer to as the Warrants Registration Rights Agreement, of which Old Clearwire has redeemed 520,667 shares. The Warrants Registration Rights Agreement is intended to satisfy the obligations owed to the holders of these warrants. Under the Warrants Registration Rights Agreement, we may suspend the availability of any shelf registration statement and the use of any prospectus without incurring any obligation to pay to each affected warrant holder default payments pursuant to the Warrants Registration Rights Agreement, for a period not to exceed: (i) 30 consecutive days at any one time, (ii) 45 days in any three month period or (iii) 90 days in the aggregate during any twelve-month period, in each case only for valid business reasons, to be determined in good faith by the Company in its reasonable judgment including transactions such as the Closing. The default payment due to each affected warrant holder if we fail to meet our obligations under the Warrants Registration Rights Agreement is an amount in cash equal to 2% of the purchase price of such holder’s warrants. If we fail to make such payments in a timely manner, the payments will bear interest at a rate of 1% per month until paid in full. The Warrants Registration Rights Agreement also provides for incidental registration rights in connection with follow-on offerings, other than issuances pursuant to a business combination transaction or employee benefit plan.

Each of the above registration rights agreements allows us to continue to grant registration rights to other investors, which under certain circumstances may be superior to the rights already granted. Each of our existing registration rights agreements provides that we are responsible for paying the costs and expenses of registration other than underwriter discounts, commissions and transfer taxes. Parties to each of these agreements may transfer their registration rights under certain circumstances, including to family members and other affiliates, in connection with a bona fide pledge for a secured loan, and in private transfers to accredited investors.

Each of the above registration rights agreements provides that, in connection with an underwritten public offering, and subject to certain limitations, the underwriters may reduce the number of shares that may be included by registration rights holders.

The registration statement of which this prospectus forms a part is being filed to satisfy our obligations under the Warrants Registration Rights Agreement.

The Transactions Registration Rights Agreement

At the Closing, Clearwire entered into a registration rights agreement with Sprint, Eagle River and the Investors, which we refer to as the Transactions Registration Rights Agreement, with respect to their shares of Common Stock.

Under the Transactions Registration Rights Agreement, each of the Strategic Investors, Sprint, Eagle River and Intel is entitled to a specified number of demands, varying from one to eight, that Clearwire prepare and file with the SEC a registration statement relating to the sale of the Class A Common Stock and any common stock of Clearwire issued in respect of Class A Common Stock or other securities of Clearwire issued with respect to such common stock, which we refer to collectively as the Registrable Securities, including in an underwritten offering, provided that such Registrable Securities have an aggregate price to the public of not less than $50 million. In addition, if Clearwire becomes eligible to use Form S-3, each of the Strategic Investors, Sprint, Eagle River and Intel may also demand that Clearwire prepare and file with the SEC a registration statement on Form S-3 relating to the sale of their Registrable Securities, provided that the Registrable Securities to be sold have an aggregate price to the public of not less than $10 million. After Clearwire becomes eligible to use Form S-3, Clearwire is required to file a shelf registration statement with the SEC providing for the registration and sale of the Registrable Securities on a delayed or continuous basis.

On receipt of a demand notice, Clearwire is required to, as soon as practicable, give notice of such requested registration to all persons that may be entitled to participate in such sale. Thereafter, Clearwire must, as soon as practicable, effect such registration and all qualifications and compliances as may be required. Additionally, with respect to a demand registration, Clearwire is required to keep the registration statement effective, subject to certain exceptions, for at least 270 days from the effective time of such registration statement or such shorter period in which all Registrable Securities have been sold.

With respect to a shelf registration, Clearwire must (a) prepare and file a shelf registration statement with the SEC as promptly as practicable, but no later than 60 days, after Clearwire becomes eligible to use Form S-3 and (b) use its commercially reasonable efforts to have the shelf registration statement declared effective as promptly as reasonably practicable after filing. Clearwire will be required to use reasonable efforts to keep the shelf registration effective, subject to certain limitations, until the earlier of the date on which (1) all the Registrable Securities have been sold thereunder and (2) another registration statement is filed. For as long as the Strategic Investors, Sprint, Eagle River and Intel are entitled to demand registration of their Clearwire securities, they will be entitled to demand that Clearwire effect an offering, which we refer to as a Takedown, under the shelf registration statement. On that demand, Clearwire will be required to promptly give notice of such requested Takedown to all persons that may be entitled to participate in such offering, and promptly supplement the prospectus included in the shelf registration statement so as to permit the sale of the securities covered by the requested Takedown and any other securities requested to be included by those entitled to participate in such sale, provided that such securities have an aggregate price to the public of not less than $10 million. For as long as the Strategic Investors, Sprint, Eagle River and Intel are entitled to demand registration of their Clearwire securities, they will be entitled to demand that Clearwire effect an underwritten offering under the shelf registration statement.

Clearwire is permitted to postpone the filing of a registration statement, or in the case of a shelf registration, suspend such shelf registration, for up to 90 days in any 12-month period, if Clearwire’s board of directors determines in good faith that the registration and offering (a) would materially and adversely affect or materially interfere with any pending material financing or transaction under consideration by Clearwire or (b) would require disclosure of any information that has not been, and is not otherwise required to be, disclosed to the public, the premature disclosure of which would materially and adversely affect Clearwire.

In addition, with respect to underwritten offerings of securities, each of the Strategic Investors, Sprint, Eagle River and Intel agrees that, for a period of 90 days (subject to one extension of not more than 17 days in certain circumstances) after the effective date of the registration statement, it will not (1) transfer or purchase, or enter any agreement to transfer or purchase, any shares of Common Stock or any securities convertible into Common Stock held immediately before the effectiveness of the registration statement for such offering, or (2) subject to certain exceptions, enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Common Stock.

The Transactions Registration Rights Agreement also provides each of the Strategic Investors, Sprint, Eagle River and Intel with piggyback registration rights such that if Clearwire proposes to file a registration statement in connection with a public offering of any class of Common Stock, with certain limited exceptions, Clearwire will be required to give prompt written notice of such proposed filing to each of the Strategic Investors, Sprint, Eagle River and Intel and register such number of securities as each of the Strategic Investors, Sprint, Eagle River and Intel may request in writing within 20 days of receiving such notice.

In connection with any underwritten offering, if the managing underwriter determines in its good faith that market factors require a reduction in the number of shares that may be offered, the shares that Clearwire is registering for its own account will have first priority to be included in such registration, shares of each of the Strategic Investors, Sprint, Eagle River and Intel will have second priority, and shares held by other holders will have third priority. All piggyback registration rights are in addition to any demand registration rights, and no piggyback registration of shares will relieve Clearwire of its obligation to provide a demand registration in accordance with the Transactions Registration Rights Agreement.

In addition, Clearwire will bear all registration expenses specified in the Transactions Registration Rights Agreement as well as all other expenses incurred by it in connection with the performance of its obligations under the Transactions Registration Rights Agreement. Each of the Strategic Investors, Sprint, Eagle River and Intel will bear all transfer taxes and brokerage and underwriters’ discounts and commissions relating to any registration or sale of their respective shares.

The Transactions Registration Rights Agreement requires Clearwire to indemnify each holder of Registrable Securities against certain losses that may be suffered by such holders in connection with registrations made pursuant to the Transactions Registration Rights Agreement. Furthermore, each holder whose Registrable Securities are included in a registration statement agrees to indemnify Clearwire and each other holder of Registrable Securities to the extent that any losses result from information furnished in writing by that holder expressly for use in the registration statement.

Operating Agreement

General

Clearwire Communications is governed by the Operating Agreement, which provides that the business and operations of Clearwire Communications will be managed by Clearwire, as managing member, and sets forth, among other things, certain transfer restrictions on membership interests in Clearwire Communications, rights of first refusal and preemptive rights.

Allocations and Distributions

Under the Operating Agreement, items of income, gain, loss or deduction of Clearwire Communications generally will be allocated among the members for capital account purposes and for tax purposes in a manner that results in the capital account balance of each member, immediately after making the allocation, being as nearly as possible equal to the amount of the distributions that would be made to the member if Clearwire Communications sold all of its assets for cash and distributed its net assets in liquidation. Under the Operating Agreement, liquidating distributions made by Clearwire Communications generally will be made on a pro rata basis to the holders of Class A non-voting common interests in Clearwire Communications, which we refer to as Clearwire Communications Class A Common Interests, and Clearwire Communications Class B Common Interests, which we refer to together with as Clearwire Communications Common Interests. Accordingly, it is expected that, subject to the discussion of Section 704(c) immediately below, items of income, gain, loss or deduction of Clearwire Communications generally will be allocated among the members, including Clearwire, on a pro rata basis in proportion to the number of Clearwire Communications Common Interests held by each member.

Clearwire (through the merger of the former Clearwire Corporation with and into an indirect subsidiary of Clearwire, with Old Clearwire surviving as a direct, wholly-owned subsidiary of Clearwire Communications) and Sprint transferred to Clearwire Communications assets, which we refer to as built-in gain assets, whose fair market value is greater than the current basis of those assets for tax purposes. Section 704(c) of the Code and the Treasury regulations thereunder require taxpayers that contribute built-in-gain property to a partnership to take into account the difference between the value of the contributed property for capital account purposes (initially equal to the fair market value of the contributed property on contribution) and the tax basis of the property through allocations of income, gain, loss and deduction of the partnership, using one of the permissible methods described in the Treasury regulations under Section 704(c). Under the Operating Agreement, all of the built-in gain assets contributed by Clearwire and 50% of the built-in gain in the assets contributed by Sprint will be accounted for under the so-called “remedial” method. Under that method, the non-contributing members will be allocated “phantom” tax amortization deductions in the amount necessary to cause their tax amortization deductions to be equal to their amortization with respect to the built-in gain assets for capital account purposes, and the contributing member (Clearwire, in the case of Old Clearwire assets) will be allocated a matching item of “phantom” ordinary income. Under the Operating Agreement, the remaining 50% of the built-in gain in the assets contributed by Sprint will be accounted for under the so-called “traditional” method. Under that method, the tax amortization deductions allocated to the non-contributing members with respect to a built-in gain asset are limited to the actual tax amortization arising from that asset. The effect of the traditional method is that some of the burden of the built-in gain on a built-in gain asset is shifted to the non-contributing members, in the form of reduced tax amortization deductions.

If Clearwire Communications sells a built-in gain asset in a taxable transaction, then the tax gain on the sale of the asset generally will be allocated first to the contributing member (Clearwire or Sprint) in an amount up to the remaining (unamortized) portion of the built-in gain that was previously credited to Clearwire or Sprint (as the case may be) for capital account purposes.

In general, under the Operating Agreement, Clearwire Communications may make distributions to its members, including Clearwire, from time to time at the discretion of Clearwire, in its capacity as managing member of Clearwire Communications. Such distributions generally will be made to the members, including Clearwire, on a pro rata basis in proportion to the number of Clearwire Communications Common Interests held by each member at the record date for the distribution. Clearwire Communications generally may not make any distributions, other than tax distributions, to its members unless a corresponding distribution or dividend is paid by Clearwire to its stockholders contemporaneously with the distributions made to the members of Clearwire Communications.

If Clearwire would be liable for tax on the income and gains of Clearwire Communications allocated to it under the Operating Agreement, then three business days prior to each date on which Clearwire is required to make a deposit or payment of taxes, Clearwire Communications will be required to make distributions to its members, generally on a pro rata basis in proportion to the number of Clearwire Communications Common Interests held by each member, in amounts so that the aggregate portion distributed to Clearwire in each instance will be the amount necessary to pay all taxes then reasonably determined by Clearwire to be payable with respect to its distributive share of the taxable income of Clearwire Communications (including any items of income, gain, loss or deduction allocated to Clearwire under the principles of Section 704(c) of the Code), after taking into account all net operating loss deductions and other tax benefits reasonably expected to be available to Clearwire.

Exchange of Interests

The Operating Agreement provides that holders of Clearwire Communications Class B Common Interests (other than Clearwire and its subsidiaries) have the right to exchange one Clearwire Communications Class B Common Interest and one share of Class B Common Stock for one share of Class A Common Stock, subject to adjustment of the exchange rate as provided in the Operating Agreement. In addition, under the Operating Agreement, Sprint or an Investor may effect an exchange of Clearwire Communications Class B Common Interests and Class B Common Stock for Class A Common Stock by transferring to Clearwire a holding company that owns the Clearwire Communications Class B Common Interests and Class B Common Stock in a transaction which the Operating Agreement refers to as a holding company exchange.

At any time that a share of Class B Common Stock is exchanged for a share of Class A Common Stock, one Clearwire Communications Class B Common Interest will be cancelled without any further consideration, and one Clearwire Communications Class A Common Interest and one voting equity interest in Clearwire Communications, which we refer to as Clearwire Communications Voting Interests, will be issued to Clearwire. In general, at any time that shares of Class A Common Stock are redeemed, repurchased, acquired, cancelled or terminated by Clearwire, the managing member will cause the same number of Clearwire Communications Class A Common Interests and the same number of Clearwire Communications Voting Interests held by Clearwire to be redeemed, repurchased, acquired, cancelled or terminated by Clearwire Communications for the same consideration, if any, as the consideration paid by Clearwire for the Class A Common Stock, with the intention that the number of Clearwire Communications Class A Common Interests held by Clearwire will equal the number of shares of Class A Common Stock outstanding.

At any time that Clearwire issues any equity securities (other than compensatory options issued pursuant to an incentive plan or equity securities issued to fund other business activities of Clearwire that have been approved by Clearwire’s board of directors), the following will occur: (1) Clearwire will contribute to the capital of Clearwire Communications an amount of cash equal to the issue price of the Class A Common Stock or other equity securities and (2) Clearwire Communications will issue Clearwire Communications Common Interests or other securities as follows: (a) in the case of an issuance of a number of shares of Class A Common Stock, Clearwire Communications will issue an equal number of Clearwire Communications Class A Common Interests to Clearwire and an equal number of Clearwire Communications Voting Interests registered in the name of Clearwire; and (b) in the case of an issuance of any securities not covered under (a) above, Clearwire Communications will issue to Clearwire an equal number of Clearwire Communications Common Interests or other securities (including Clearwire Communications Voting Interests, if applicable) with rights, terms and conditions that are substantially the same as those of the Clearwire equity securities issued.

Restrictions on Transfer

Subject to certain conditions, members may transfer their interests in Clearwire Communications (either with or without the corresponding shares of Class B Common Stock) to then-existing holders of interests in Clearwire Communications or to certain affiliates of the member. However, the Operating Agreement provides that each member of Clearwire Communications will not permit its interests in Clearwire Communications to be held (whether by initial holders or transferees) by more than a specified number of holders, and will not transfer (whether directly or indirectly) any interest in Clearwire Communications, or take any other action, that would result in Clearwire Communications having more than 100 partners for United States federal income tax purposes.

Further, a member or its transferee may transfer its interests in Clearwire Communications only on notice to Clearwire Communications, in accordance with the Operating Agreement and, in the case of a transferee, on delivery of a required transfer agreement to Clearwire Communications. Unless certain conditions are satisfied, none of Sprint, Intel, the Strategic Investors or their permitted transferees may transfer their respective interests in Clearwire Communications if such transfer or transfers would result in the transferee having voting power in Clearwire equal to or greater than 50% of the voting power that Sprint had at the Closing, as adjusted pursuant to the Transaction Agreement. A member that is a Securities Holding Company (as defined in the Operating Agreement) may transfer its interests in Clearwire Communications through the transfer by the holder of 100% of the securities in such Securities Holding Company of all of its securities in such Securities Holding Company, subject to certain restrictions.

Preemptive Rights

If Clearwire Communications proposes to issue any new equity securities, other than in certain issuances, each member of Clearwire Communications, including Eagle River but excluding Clearwire, has the right to purchase its pro rata share of such equity securities, based on the number of equity securities held by such holder before such issuance. Eagle River’s pro rata share will be determined based on the number of equity securities that correspond to the number of shares of Common Stock that Eagle River would have been entitled to purchase as its pro rata share under the Equityholders’ Agreement had the issued equity securities been Common Stock issued by Clearwire.

Rights of First Offer

If a member desires to transfer any of its Clearwire Communications Common Interests to a person other than a member or permitted transferee of such member, it must first offer to sell such Clearwire Communications Common Interests to the other members (and to Eagle River) on the same terms and conditions as it had proposed to make such transfer. The subject Clearwire Communications Common Interests will be allocated among the accepting members pro rata based on their ownership of Clearwire Communications Common Interests. If the other members accept the offer, collectively, for all but not less than all of the subject Clearwire Communications Common Interests, the members will consummate such purchase. If the offer to the other members is over-subscribed, the subject Clearwire Communications Common Interests will be allocated among the accepting members pro rata based on their then ownership of Clearwire Communications Common Interests. If the offer to the other members is not fully subscribed, the offer shall be deemed to have been rejected and the selling member may proceed with the proposed sale, subject to certain limitations. If Eagle River exercises its right of first offer and acquires Clearwire Communications Common Interests, then, if not previously admitted as a member, it will be admitted as a member of Clearwire Communications by the managing member. Certain transfers are not subject to this right of first offer, however, including transfers that are part of a business combination that constitutes a change of control of Clearwire or Clearwire Communications and certain “spin-off” transactions.

Tag-Along Rights

If the Principal Member (as defined in the Operating Agreement) elects to sell all or any portion of its Clearwire Communications Common Interests, which we refer to as the Sale Interests, in a transaction after which the transferee would hold voting power of Clearwire Communications greater than 50% of the voting power that Sprint had at the Closing, as adjusted pursuant to the Transaction Agreement, each other member (excluding Clearwire, but including Eagle River if Eagle River has become a member) will have the option to sell a pro rata portion of its Clearwire Communications Common Interests, instead of the Sale Interests, and the number of Sale Interests to be sold by the Principal Member will be reduced by the applicable number of Clearwire Communications Common Interests to be included in the sale by the other members.

Other Tax Matters

The Operating Agreement provides that Clearwire Communications will be treated as a partnership for federal and all applicable state and local income tax purposes unless Clearwire causes Clearwire Communications to be treated other than as a partnership in accordance with, and subject to the conditions of, the Equityholders’ Agreement.

Unless there is a “bona fide non-tax business need” (as defined in the Operating Agreement) for doing so, Clearwire Communications and its subsidiaries are precluded from entering into a taxable disposition of former Clearwire assets or former Sprint assets that are intangible property and that would cause the recognition of built-in gain in excess of $10 million to be allocated to Clearwire or Sprint under Section 704(c) of the Code during any period of 36 months. Certain notification procedures must be complied with prior to Clearwire Communications entering into such a disposition.

If Clearwire Communications or any of its subsidiaries enters into a transaction that results in the recognition of any portion of the built-in gain with respect to a former Sprint asset, subject to certain exceptions, Clearwire Communications is required, upon request by Sprint, to make a tax loan to Sprint on specified terms. The principal amount of any tax loan to Sprint will be the amount by which the built-in gain recognized by Sprint on the sale of former Sprint assets exceeds any tax losses allocated by Clearwire Communications to Sprint in the taxable year in which the sale of such built-in gain assets occurs, multiplied by specified tax rates. Interest on any tax loan will be payable by Sprint semiannually at a specified floating rate.

Amendment

The Operating Agreement may be amended by the written consent of the managing member, members (other than the managing member) collectively holding a percentage interest of at least 66 2/3% in Clearwire Communications, the independent designees nominated to Clearwire’s board of directors, and each of Sprint, Intel, and the Strategic Investors as a group, for so long as Sprint, Intel or the Strategic Investors as a group, respectively, has a percentage interest of at least 5% in Clearwire.

Subscription Agreement

Under the Subscription Agreement, on February 27, 2009, CW Investments purchased, for an aggregate amount of $10.0 million, 588,235 shares of Class A Common Stock at $17.00 per-share.

Under the Subscription Agreement, for so long as any member of CW Investments is a director of Clearwire, Clearwire must provide such director with a copy of any arrangement or agreement entered into with or on behalf of any other Founding Stockholder (as such term is defined in the Clearwire Charter), board member, board observer, or officer of Clearwire containing a waiver, supplement to or modification of any of the provisions regarding the allocation of corporate opportunities, competing with the business of Clearwire and its subsidiaries or any other matters covered by Article 11 of the Clearwire Charter. Such director, at his option, will be entitled to receive the benefit of any provisions in any such arrangement or agreement that are more favorable, as a whole, to persons party thereto than those set forth in the Clearwire Charter or other existing arrangements to which such director may be subject. While CW Investments does not have a right under the Subscription Agreement to appoint a director to the board of directors of Clearwire, a member of CW Investments, John W. Stanton, has been appointed to Clearwire’s board of directors by a party to the Equityholders’ Agreement. Further, CW Investments will receive certain tag-along rights under the Equityholders’ Agreement and piggyback registration rights under the Transactions Registration Rights Agreement. See the section titled “Certain Relationships and Related Transactions — Relationships among Certain Stockholders, Directors, and Officers of Clearwire — The Equityholders’ Agreement — Tag-Along Rights” on page 54 of this prospectus.

Motorola Agreements

As a result of the Transactions, we assumed commercial agreements with Motorola where we are committed to purchase certain infrastructure and supply inventory from Motorola. Certain of our subsidiaries are also committed to purchase certain types of network infrastructure products, modems and PC cards we provide to our subscribers exclusively from Motorola through August 2011 and, thereafter, 51% until the term of the agreement is completed on August 29, 2014, as long as certain conditions are satisfied. For the period following the Closing, we paid Motorola $2.4 million under these agreements. The remaining commitment was $10.7 million at December 31, 2008.

Davis Wright Tremaine LLP

The law firm of Davis Wright Tremaine LLP serves as our primary outside counsel, and handles a variety of corporate, transactional, tax and litigation matters. Mr. Wolff, our Co-Chairman, is married to a partner at Davis Wright Tremaine. As a partner, Mr. Wolff’s spouse is entitled to share in a portion of the firm’s total profits, although she has not received any compensation directly from us. For the year ended December 31, 2008, we paid $907,000 to Davis Wright Tremaine for legal services. This does not include fees paid by Old Clearwire.

Indemnification Agreements

We have entered into indemnification agreements that require us to indemnify each of Messrs. Richard Emerson, Stuart Sloan, Wolff, Salemme, Nicolas Kauser, David Perlmutter, Michael Sabia, Peter Currie and Michelangelo Volpi, some of whom are former directors and officers of Old Clearwire, to the fullest extent permitted by law for any claims made against each of these persons because he or she is, was or may be deemed to be a stockholder, director, officer, employee, controlling person, agent or fiduciary of Old Clearwire or any of its subsidiaries. We are obligated to pay the expenses of these persons in connection with any claims that are subject to the agreement.

Old Clearwire also entered into an indemnification agreement, dated November 13, 2003, with an affiliate of Eagle River, which we refer to as the FFW Indemnification Agreement. Eagle River retains some of our directors and officers, including Mr. McCaw as chairman and chief executive officer, Mr. Wolff as president, and Mr. Salemme as principal. Pursuant to the FFW Indemnification Agreement, we agreed to indemnify, defend and hold harmless FFW and any of its directors, officers, partners, employees, agents and spouses and each of its and their affiliates, each, an Indemnitee, to the fullest extent permitted by law for any claims made against an Indemnitee by reason of the fact that the Indemnitee is, was or may be deemed a stockholder, director, officer, employee, controlling person, agent or fiduciary of Old Clearwire or any of its subsidiaries. We are obligated to pay the expenses of any Indemnitee in connection with any claims which are subject to the agreement.

On December 4, 2008, we entered into Indemnification Agreements with each of our directors and executive officers then in office. We also entered into Indemnification Agreements with each director and executive officer joining after that date. Under the Indemnification Agreement, we have agreed to indemnify each director and executive officer against liability arising out of the individual’s performance of his or her duties to Clearwire. We are obligated to pay the expenses of these persons in connection with any claims that are subject to the Indemnification Agreement.

In addition, we have also agreed to indemnify our officers and directors pursuant to the terms of the Clearwire Charter, which provides for indemnification of our directors and executive officers who have not otherwise entered into an indemnification agreement with us as described above. The Clearwire Charter allows us to indemnify our officers and directors to the fullest extent permitted by the DGCL or other applicable law. It also contains provisions that provide for the indemnification of our directors for third party actions and actions by or in the right of Clearwire that mirror Section 145 of the DGCL.

We also have and intend to maintain director and officer liability insurance, subject to the terms of the Equityholders’ Agreement.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted with respect to directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

DESCRIPTION OF CLEARWIRE CAPITAL STOCK

The following summary of the terms of our capital stock is not meant to be complete and is qualified in its entirety by reference to the Clearwire Charter, the Clearwire Bylaws and the provisions of applicable law. The Clearwire Charter and the Clearwire Bylaws are incorporated by reference into the registration statement, of which this prospectus is a part.

Authorized Capital Stock

Under the Clearwire Charter, Clearwire has the authority to issue 2.065 billion shares of stock, initially consisting of 1.3 billion shares of Class A Common Stock, 750 million shares of Class B Common Stock and 15 million shares of preferred stock, par value $0.0001 per share. As of March 18, 2009, there were 195,006,706 shares of Class A Common Stock, 528,823,529 shares of Class B Common Stock and no shares of preferred stock outstanding.

Subject to adjustment and to applicable lockup periods, holders of Class B Common Stock are entitled to exchange one share of Class B Common Stock, together with one Clearwire Communications Class B Common Interest, for one share of Class A Common Stock.

Clearwire Common Stock

Clearwire Common Stock Outstanding

The shares of Class A Common Stock and Class B Common Stock issued are duly authorized, validly issued, fully paid and non-assessable. The rights, preferences and privileges of holders of Class A Common Stock and Class B Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Clearwire preferred stock which Clearwire may designate and issue in the future.

To the greatest extent permitted by applicable Delaware law, the shares of Class A Common Stock are uncertificated, and transfer will be reflected by book-entry, unless a physical certificate is requested by a holder.

Voting Rights

Holders of Class A Common Stock are entitled to one vote for each share of Class A Common Stock held. Holders of Class B Common Stock are entitled to one vote for each share of Class B Common Stock held. Holders of Class A Common Stock and Class B Common Stock shall vote together as a single class on each matter submitted to a stockholder vote. Holders of Class A Common Stock and Class B Common Stock, as the case may be, shall have no voting power with respect to, and shall not be entitled to vote on, any amendment to the Clearwire Charter that relates solely to the terms of one or more outstanding classes or series of Common Stock (other than the respective class or classes held by such holder) or preferred stock if the holders of the class or series affected by such amendment are entitled to vote on such terms, either separately or together with the holders of one or more other classes or series.

The Clearwire Bylaws provide that unless provided otherwise in the Clearwire Bylaws, the Clearwire Charter, the Equityholders’ Agreement or under applicable laws or rules, any corporate action that requires stockholder approval must be authorized by a majority of the votes cast by the stockholders entitled to vote and present in person or by proxy at a meeting duly called and held at which a quorum is present; provided that where a separate vote of a class or classes is required, corporate action to be taken by such class or classes must be authorized by a majority of the votes cast by such class or classes. The Clearwire Bylaws provide that our stockholders may only adopt, amend, alter or repeal the Clearwire Bylaws by an affirmative vote of not less than 50% of the voting power of all outstanding shares of Clearwire stock entitled to vote generally at an election of directors, voting together as a single class. Further, the Clearwire Bylaws also provide that, subject to the Clearwire Charter and agreements entered into by our stockholders (including the Equityholders’ Agreement), the board of directors may adopt, amend, alter or repeal the Clearwire Bylaws.

The Clearwire Charter may be amended by the affirmative vote of the holders of a majority of the voting rights of all classes of capital stock of Clearwire entitled to vote. However, the Clearwire Charter provides that, in order to amend or repeal certain sections of the Clearwire Charter, including the sections covering supermajority approval of certain transactions constituting a change of control of Clearwire or Clearwire Communications and corporate opportunities and certain stockholder transactions, the approval of the holders of at least 75% of all of the then-outstanding shares of capital stock of Clearwire entitled to vote in the election of directors will be required. In addition, to amend the provision of the Clearwire Charter covering the exchange of Class B Common Stock and Clearwire Communications Class B Common Interests for Class A Common Stock, the approval of the holders of at least 75% in voting power of the Class B Common Stock are required.

Further, the Equityholders’ Agreement provides that any amendment to the Clearwire Charter or the Clearwire Bylaws requires the approval of Sprint, Intel and the Strategic Investors as a group and in certain circumstances also requires the approval of Eagle River.

Dividend Rights

Only the holders of Class A Common Stock are entitled to receive dividends, if any, payable in cash or property, as may be declared by Clearwire’s board of directors out of funds legally available for the payment of dividends, subject to any preferential dividend rights of any outstanding Clearwire preferred stock and the restrictions set forth in the DGCL.

Liquidation Rights

On the consolidation, merger, recapitalization, reorganization or similar event or liquidation, dissolution or winding up of Clearwire, the holders of Class A Common Stock and Class B Common Stock will be entitled to share pari passu in the net assets of Clearwire available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding Clearwire preferred stock up to their per share par value amounts and subject to the structurally prior rights of equityholders of Clearwire Communications as set forth in the Operating Agreement. After all Class A Common Stock and Class B Common Stock holders have received their per share par value amounts, the holders of all outstanding shares of Class A Common Stock will be entitled to receive the remaining net assets ratably in proportion to each holder’s respective number of shares of Class A Common Stock.

Preemptive Rights

Under the Clearwire Charter, the holders of Class A Common Stock and Class B Common Stock have no preemptive rights except as set forth in the Equityholders’ Agreement. The Equityholders’ Agreement, however, provides that if Clearwire proposes to issue any securities, other than in certain issuances, each Equityholder has the right to purchase its pro rata share of such securities, based on such holder’s voting power in Clearwire before such issuance.

Exchange Rights

Under the Clearwire Charter and subject to restrictions imposed in the Operating Agreement, the holders of Class B Common Stock are entitled to exchange one share of Class B Common Stock and one Clearwire Communications Class B Common Interest for one share of Class A Common Stock.

Use of Certain Proceeds

Pursuant to the Clearwire Charter, except to the extent that our board of directors has approved the expansion of our business activities to include other business activities, and has approved the funding of any such other business activities out of net proceeds from the issuance of equity securities in accordance with the Equityholders’ Agreement, the net proceeds from any issuance of Clearwire equity securities will be contributed to Clearwire Communications. In addition, except to the extent that our board of directors has approved the expansion of our business activities to include other business activities, and has approved the funding of any such other business activities out of net proceeds of any indebtedness issued or incurred by Clearwire, Clearwire, to the extent permitted by law and subject to restrictions imposed under the Operating Agreement, is required to lend the net proceeds to Clearwire Communications on substantially the same terms and conditions as the indebtedness issued or incurred by Clearwire.

Change in Control Provisions

Under the Clearwire Charter, approval of the holders of at least 75% of all of the outstanding shares of capital stock of Clearwire entitled to vote in the election of directors, voting together as a single class, is required to approve: (1) any merger, consolidation, share exchange or similar transaction involving Clearwire or Clearwire Communications, that upon completion, would constitute a change of control of Clearwire or Clearwire Communications, respectively, (2) the issuance of capital stock of Clearwire or of Clearwire Communications that, upon completion, would constitute a change of control of Clearwire or Clearwire Communications, respectively and (3) any sale or other disposition of all or substantially all of the assets of Clearwire or Clearwire Communications.

In addition, the Equityholders’ Agreement provides that the approval of Sprint, Intel and the Strategic Investors as a group (for so long as each maintains certain minimum ownership interests in Clearwire) is required for any restructuring or reorganization of Clearwire (excluding certain financings in the ordinary course of business), any bankruptcy of Clearwire or its subsidiaries, or any liquidation, dissolution or winding up of Clearwire or Clearwire Communications. In addition, the approval of at least ten directors (or, if there are fewer than ten directors, then all of the directors) on our board of directors will be required before any change of control transaction.

Transfer Restrictions

Under the Clearwire Charter, one share of Class B Common Stock may only be transferred in exchange for one share of Class A Common Stock when exchanged in combination with one Clearwire Communications Class B Common Interest. Following the exchange, the shares of Class B Common Stock surrendered in the exchange will be retired, will cease to be outstanding, and may not be reissued. Under the Equityholders’ Agreement, if any shares of Class B Common Stock or Clearwire Communications Class B Common Interests are transferred without also transferring to the same transferee an identical number of Clearwire Communications Class B Common Interests or shares of Class B Common Stock, respectively, then the transferred shares of Class B Common Stock or the shares of Class B Common Stock corresponding to those transferred Clearwire Communications Class B Common Interests, as applicable, will be redeemed by Clearwire for par value.

Further, under the Clearwire Charter, if a holder of Common Stock acquires additional shares, or is otherwise attributed with ownership of such shares, that would cause Clearwire to violate any requirement of the federal communications laws regarding foreign ownership, then we may, at the option of its board of directors, redeem from the holder a sufficient number of shares to eliminate the violation, at a market price determined in accordance with the Clearwire Charter.

Delaware Anti-Takeover Statute

Section 203 of the DGCL provides that if a person acquires 15% or more of the voting stock of a Delaware corporation, such person becomes an “interested stockholder” and may not engage in certain “business combinations” with the corporation for a period of three years from the time such person acquired 15% or more of the corporation’s voting stock, unless: (1) the board of directors approves the acquisition of stock or the merger transaction before the time that the person becomes an interested stockholder, (2) the interested stockholder owns at least 85% of the outstanding voting stock of the corporation at the time the merger transaction commences (excluding voting stock owned by directors who are also officers and certain employee stock plans), or (3) the merger transaction is approved by the board of directors and by the affirmative vote at a meeting, not by written consent, of stockholders of 2/3 of the holders of the outstanding voting stock which is not owned by the interested stockholder. A Delaware corporation may elect in its certificate of incorporation or bylaws not to be governed by this particular Delaware law.

Under the Clearwire Charter, we have elected to opt out of Section 203 of the DGCL, and are therefore not subject to Section 203.

Preferred Stock

Preferred Stock Outstanding

No shares of Clearwire preferred stock are issued and outstanding.

Blank Check Preferred Stock

Under the Clearwire Charter, our board of directors has the authority to issue preferred stock in one or more classes or series, and to fix for each class or series the voting powers and the distinctive designations, preferences and relative, participation, optional or other special rights and such qualifications, limitations or restrictions, as may be stated and expressed in the resolution or resolutions adopted by our board of directors providing for the issuance of such class or series as may be permitted by the DGCL, including dividend rates, conversion rights, terms of redemption and liquidation preferences and the number of shares constituting each such class or series, without any further vote or action by our stockholders.

Corporate Opportunities and Transactions with Founding Stockholders

In recognition that directors, officers, stockholders, members, managers or employees of any Founding Stockholder (as such term is defined in the Clearwire Charter) may engage in similar activities or lines of business to those of Clearwire, the Clearwire Charter provides for the allocation of certain corporate opportunities between Clearwire and the Founding Stockholders. Specifically, none of the Founding Stockholders have any duty to refrain from engaging directly or indirectly in the same or similar business activities or lines of business to those of Clearwire, competing against Clearwire, doing business with any competitor, customer or supplier of Clearwire or employing any officer or employee of Clearwire. In the event that a Founding Stockholder acquires knowledge of a potential transaction or matter which may be a corporate opportunity for it and Clearwire, Clearwire will not have any expectancy in such corporate opportunity, and such Founding Stockholder will not have any duty to communicate or offer such corporate opportunity to Clearwire and may pursue or acquire such corporate opportunity for itself or direct such opportunity to another person. In addition, if any director, officer, member, manager or employee of any Founding Stockholder acquires knowledge, in his capacity as a director, board observer or officer of Clearwire, of a potential transaction or matter which may be a corporate opportunity for Clearwire and a Founding Stockholder, Clearwire will not have any expectancy in such corporate opportunity as long as the Founding Stockholder also learns of or develops such opportunity independently.

The Clearwire Charter provides that any of our directors or officers who also serves as a director, officer or employee of a Founding Stockholder and who acquires knowledge of a potential transaction that may be a corporate opportunity of Clearwire and the Founding Stockholder (1) will have fully satisfied and fulfilled his or her fiduciary duty to Clearwire and its stockholders with respect to such transaction; (2) will not be obligated to communicate information regarding the corporate opportunity to Clearwire or the Founding Stockholder; (3) will be presumed to have acted in good faith and in a manner reasonably believed to be in the best interests of Clearwire; and (4) will not be deemed to have breached any duty of loyalty to Clearwire or its stockholders and not to have derived improper benefit therefrom, if the corporate opportunity is offered or disclosed in accordance with the policy set forth in the Clearwire Charter. Such policy states, in general, that unless a director is an employee of Clearwire, such person will not have a duty to present to Clearwire a corporate opportunity of which he or she becomes aware, except where the corporate opportunity is expressly offered to such person primarily in his or her capacity as a director of Clearwire.

By becoming a stockholder in our company, you will be deemed to have notice of and consented to these provisions of the Clearwire Charter. Any amendment to the foregoing provisions of the Clearwire Charter requires the affirmative vote of at least 75% of the voting power of all of the then-outstanding shares of Clearwire capital stock.

Transfer Agent and Registrar

American Stock Transfer & Trust Company is the transfer agent and registrar for our Class A Common Stock.

Listing of Our Common Stock

Our Class A Common Stock is listed on NASDAQ under the trading symbol “CLWR.”

DESCRIPTION OF INDEBTEDNESS AND THE WARRANTS

Senior Term Loan Facility

On November 21, 2008, Old Clearwire amended and restated its Credit Agreement, dated as of July 3, 2007, as amended pertaining to the senior term loan facility. The amended and restated credit agreement, which we refer to as the Amended Credit Agreement, was entered into by Merrill Lynch, Pierce, Fenner & Smith Incorporated and Citigroup Global Markets Inc. as codocumentation agents, JP Morgan Chase Bank, N.A. as syndication agent, Morgan Stanley & Co., Inc. as collateral agent, Morgan Stanley Senior Funding, Inc. as administrative agent and the other lenders party thereto, which we refer to collectively as the Lenders, and Old Clearwire.

Under the Amended Credit Agreement and in connection with the Closing, all obligations of Old Clearwire were assumed on a joint and several basis by two of our subsidiaries, Clearwire Legacy LLC and Clearwire Xohm, LLC, which we refer to together as the Co-Borrowers, the entities that will directly or indirectly hold all of the assets (including all associated spectrum and licenses) that as of the Closing are directly or indirectly held by Clearwire, and all of the assets contributed by Sprint pursuant to the Transactions. The Co-Borrowers’ obligations under the Amended Credit Agreement are guaranteed by each of its domestic and international subsidiaries, as well as the domestic and international subsidiaries of its direct parent, Clearwire Communications, excluding the assets, but including the capital stock, of Clearwire International, LLC and its subsidiaries. The final maturity date of the Term Loans is the thirty-month anniversary of Closing.

As contemplated by the terms of the Amended Credit Agreement, on December 1, 2008, the Co-Borrowers and Clearwire Communications added the Sprint Tranche to the initial term loan, which we refer to collectively as the Term Loans. The Sprint Tranche is in an aggregate principal amount of approximately $179.2 million. For purposes of repayment and in the event of liquidation, dissolution or bankruptcy of either of the Co-Borrowers, the Sprint Tranche shall be subordinated to the Term Loans and obligations under the Amended Credit Agreement.

Under the Amended Credit Agreement, the Term Loans must be prepaid in an amount equal to (1) 100% of the net cash proceeds of certain asset sales and dispositions by the Co-Borrowers or Clearwire Communications, and their subsidiaries, subject to certain exceptions and reinvestment rights, (2) 100% of the net cash proceeds of issuances of certain debt obligations by the Co-Borrower or Clearwire Communications, and their subsidiaries, subject to certain exceptions, and (3) 50%, subject to reduction to a lower percentage based on our leverage ratio, of excess cash flow for any year, commencing in 2008, subject to certain exceptions.

Under the Amended Credit Agreement, in addition to certain customary administrative and other fees, the Co-Borrowers were required to pay the following fees:

•	On the day after the Closing, a fee to Lenders that had executed the Amended Credit Agreement to the administrative agent on or before 8:00 a.m. on November 20, 2008, in an aggregate amount equal to $50.0 million; and

•	on the two-year anniversary of the Closing, an amount equal to 4.00% of the outstanding principal amount of the Term Loans on such date, which fee will be paid in kind by capitalizing the amount of the fee as of such date and adding it to the outstanding principal amount of the Term Loans.

The interest rates under the Amended Credit Agreement are based on (a) a base rate loan, which will bear interest at 5.00% per annum above the base rate in effect at the time, which base rate shall be no lower than 4.75% per annum, or (b) Eurodollar loans, which will bear interest at 6.00% per annum above the base rate in effect at the time, which base rate shall be no lower than 2.75% per annum, provided that these rates shall increase by 50 basis points on each of the sixth, twelfth and eighteenth-month anniversaries of the Closing (each of which increased interest amounts may be paid in kind, at the option of the Co-Borrowers, capitalizing the amount of the fee as of such date and adding it to the outstanding principal amount of the Term Loans) and on the second-year anniversary of the Closing, the applicable margin will increase to (x) for base rate loans, 13.00% per annum and (y) for Eurodollar loans, 14.00% per annum. The base rate is defined as the higher of (x) the federal funds rate plus 0.5% and (y) the rate that the administrative agent announces from time to time as its prime or base commercial lending rate.

The Amended Credit Agreement contains customary representations and warranties, subject to limitations and exceptions, and customary covenants restricting the each Co-Borrowers’, Clearwire Communications’s, and their subsidiaries’ ability to, among other things and subject to various exceptions, (1) declare dividends, make distributions or redeem or repurchase capital stock, (2) prepay, redeem or repurchase other debt, (3) incur liens or grant negative pledges, (4) make loans and investments and enter into acquisitions, (5) incur additional indebtedness, (6) make capital expenditures, (7) engage in mergers, acquisitions and asset sales, (8) conduct transactions with affiliates, (9) alter the nature of their businesses, or (10) change their fiscal year. The Co-Borrowers, Clearwire Communications, and their subsidiaries are also required to comply with various affirmative covenants.

Events of default under the Amended Credit Agreement include, but are not be limited to, (1) the Co-Borrowers’ failure to pay principal, interest, fees or other amounts under the credit agreement when due (taking into account any applicable grace period), (2) any representation or warranty proving to have been materially incorrect when made, (3) covenant defaults subject, with respect to certain covenants, to a grace period, (4) bankruptcy events, (5) a cross default to certain other debt, (6) certain undischarged judgments (not paid within an applicable grace period), (7) a change of control, (8) certain ERISA-related defaults, (9) the invalidity or impairment of specified security interests, and (10) certain change of control events.

Terms of the Warrants

As of the Closing, the number of shares of Class A Common Stock underlying the warrants was 15,147,273 shares in the aggregate. Holders may exercise their warrants at any time. 9,609,334 of the warrants expire on February 16, 2011 and the remainder expire on August 5, 2010, in each case, the fifth anniversary of their issuance. The exercise period is subject to extension in certain circumstances. The exercise price of the warrants are $15.00 per share.

We granted the holders of the warrants registration rights covering the Class A Common Stock issuable upon exercise of the warrants. This registration statement is intended to satisfy our obligations to the warrant holders to register for resale the shares issuable upon exercise of the warrants held by them. These registration rights terminate as to any shares that may be sold under Securities Act Rule 144 without limitation as to sale volume. These registration rights are described more fully in the section titled “Certain Relationships and Related Transactions — Relationships among Certain Stockholders, Directors, and Officers of Clearwire — Registration Rights Agreements — The Warrants Registration Rights Agreement” beginning on page 55 of this prospectus.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table shows information regarding the beneficial ownership of shares of Class A Common Stock and Class B Common Stock as of February 28, 2009 and shows the number of and percentage owned by:

•	each person who is known by us to own beneficially more than 5% of Class A Common Stock or Class B Common Stock;

•	each member of our board of directors;

•	each of our executive officers; and

•	all members of our board of directors and our executive officers as a group.

Except as indicated in the footnotes to this table (1) each person has sole voting and investment power with respect to all shares attributable to such person and (2) each person’s address is c/o Clearwire Corporation, 4400 Carillon Point, Kirkland, Washington 98033.

	Class A(1)	% of Class A	Class B	% of Class B	% Voting

5% Stockholders:
Sprint HoldCo LLC(2)(3)	370,000,000	65.5%	370,000,000	70.0%	51.1%
Intel Capital Corporation(2)(4)	95,583,529	37.6%	58,823,530	11.1%	13.2%
Comcast Corporation(2)(5)	61,764,705	24.1%	61,764,705	11.7%	8.5%
Eagle River Holdings, LLC(2)(6)	36,911,291	18.8%	—	—	5.0%
Google Inc.(2)(7)	29,411,765	15.1%	—	—	4.1%
Time Warner Cable Inc.(2)(8)	32,352,941	14.2%	32,352,941	6.1%	4.5%
Motorola, Inc.(9)	16,666,666	8.5%	—	—	2.3%
Bell Canada(10)	12,989,039	6.7%	—	—	1.8%
Executive Officers and Directors:
Benjamin G. Wolff(11)	38,528,499	19.5%	—	—	5.0%
John A. Butler(12)	729,166	*	—	—	*
Perry Satterlee(13)	1,306,665	*	—	—	*
R. Gerard Salemme(14)	1,275,527	*	—	—	*
Scott Richardson(15)	536,641	*	—	—	*
Craig O. McCaw(16)	38,689,623	19.6%	—	—	5.0%
Daniel R. Hesse(17)	370,000,000	65.5%	370,000,000	70.0%	51.1%
Jose Collazo	—	—	—	—	—
Keith O. Cowan	—	—	—	—	—
Peter L.S. Currie(18)	352,804	*	—	—	*
Steven L. Elfman	—	—	—	—	—
Dennis S. Hersch	—	—	—	—	—
Frank Ianna	—	—	—	—	—
Sean M. Maloney	—	—	—	—	—
Brian P. McAndrews(19)	40	*	—	—	*
Theodore H. Schell	—	—	—	—	—
John W. Stanton(20)	1,788,435	*	—	—	*
All directors and executive officers as a group (26 persons)	417,449,438	72.9%	370,000,000	70.0%	56.4%

*	Less than 1%.

(1)	Shares of Class A Common Stock beneficially owned and the respective percentages of beneficial ownership of Class A Common Stock assumes the conversion of all shares of Class B Common Stock beneficially owned by such person or entity into Class A Common Stock, and the exercise of all options, warrants and other securities convertible into common stock beneficially owned by such person or entity currently exercisable or exercisable within 60 days of February 28, 2009. Shares issuable pursuant to the conversion of Class B Common Stock or the exercise of stock options and warrants exercisable within 60 days are deemed outstanding and held by the holder of such shares of Class B Common Stock, options or warrants for computing the percentage of outstanding common stock beneficially owned by such person, but are not deemed outstanding for computing the percentage of outstanding common stock beneficially owned by any other person. The respective percentages of beneficial ownership of Class A Common Stock beneficially owned is based on 195,006,706 shares of Class A Common Stock and 528,823,529 shares of Class B Common Stock outstanding as of February 28, 2009.

(2)	Pursuant to the Equityholders’ Agreement, which includes a voting agreement under which the parties to the Equityholders’ Agreement and their respective affiliates share the ability to elect a majority of Clearwire directors, each of Sprint, Comcast, Eagle River, Bright House Networks, Time Warner Cable, Google and Intel may be deemed to beneficially own the shares beneficially owned by each other, including through their subsidiaries or affiliates, including, 370,000,000 shares of Class B Common Stock issued to Sprint HoldCo LLC, which we refer to as the Sprint Shares; 12,352,941 shares of Class B Common Stock issued to Comcast Wireless Investment I, Inc., which we refer to as the Comcast I Shares, 12,352,941 shares of Class B Common Stock issued to Comcast Wireless Investment II, Inc., which we refer to as the Comcast II Shares, 12,352,941 shares of Class B Common Stock issued to Comcast Wireless Investment III, Inc., which we refer to as the Comcast III Shares, 12,352,941 shares of Class B Common Stock issued to Comcast Wireless Investment IV, Inc., which we refer to as the Comcast IV Shares, and 12,352,941 shares of Class B Common Stock issued to Comcast Wireless Investment V, Inc., which, together with the Comcast I Shares, the Comcast II Shares, the Comcast III Shares and the Comcast IV Shares, we refer to as the Comcast Shares; 35,922,958 shares of Class A Common Stock issued to Eagle River Holdings LLC, which we refer to as the Eagle River Shares; 5,882,353 shares of Class B Common Stock beneficially owned by BHN Spectrum Investments, LLC, a subsidiary or affiliate of Bright House Networks and which we refer to as the Bright House Networks Shares; 10,784,314 shares of Class B Common Stock issued to TWC Wireless Holdings I LLC, which we refer to as the TWC I Shares, 10,784,314 shares of Class B Common Stock issued to TWC Wireless Holdings II LLC, which we refer to as the TWC II Shares, and 10,784,313 shares of Class B Common Stock issued to TWC Wireless Holdings III LLC, which, together with the TWC I and TWC II Shares, we refer to as the Time Warner Cable Shares; 29,411,765 shares of Class A Common Stock beneficially owned by Google Inc., which we refer to as the Google Shares; and 3,333,333 shares of Class A Common Stock beneficially owned by Intel Capital (Cayman) Corporation. which we refer to as the Intel Cayman Shares, 33,333,333 shares of Class A Common Stock beneficially owned by Intel Capital Corporation, a subsidiary of Intel, which we refer to as the Intel Capital Shares, 19,607,842 shares of Class B Common Stock issued to Intel Capital Wireless Investment Corporation 2008A, which we refer to as the Intel 2008A Shares, 19,607,844 shares of Class B Common Stock issued to Intel Capital Wireless Investment Corporation 2008B, which we refer to as the Intel 2008B Shares, 19,607,844 shares of Class B Common Stock issued to Intel Capital Wireless Investment Corporation 2008C, which we refer to as the Intel 2008C Shares, and 93,333 shares of Class A Common Stock issuable on exercise of warrants issued to Middlefield Ventures, Inc., a wholly-owned subsidiary of Intel, which, together with the Intel Cayman Shares, the Intel Capital Shares, the Intel 2008A Shares, the Intel 2008B Shares and the Intel 2008C Shares, we refer to as the Intel Shares. Each of the above-referenced stockholders disclaims beneficial ownership of the shares of capital stock held by such other stockholder, except to the extent of his pecuniary interest therein.

(3)	Includes 370,000,000 shares of Class B Common Stock issued to Sprint HoldCo LLC. The address of such stockholder is 6200 Sprint Parkway, Overland Park, Kansas 66251.

(4)	Includes the Intel Shares. The address of each holder of Intel Shares is 2200 Mission College Boulevard, Santa Clara, California 95054-1549.

(5)	Includes the Comcast Shares. The address of such stockholder is One Comcast Center, 1701 John F. Kennedy Boulevard, Philadelphia, Pennsylvania 19103.

(6)	Includes 35,922,958 shares of Class A Common Stock, 375,000 shares of Class A Common Stock issuable on exercise of warrants and 613,333 shares of Class A Common Stock issuable on exercise of warrants. Eagle

River is controlled by Mr. McCaw. The manager of Eagle River is ERI, an entity controlled by and wholly-owned by Mr. McCaw. The address of such stockholder is 2300 Carillon Point, Kirkland, Washington 98033.

(7)	Includes 29,411,765 shares of Class A Common Stock beneficially owned by Google. The address of such stockholder is 1600 Amphitheatre Parkway, Mountain View, California 94043.

(8)	Includes the Time Warner Cable Shares. The address of each holder of Time Warner Cable Shares is One Time Warner Center, North Tower, New York, New York 1001.

(9)	The address of such stockholder is 1303 E. Algonquin Road, Schaumburg, Illinois 60196.

(10)	The address of such stockholder is 100 de la Gauchetiere West, Suite 3700, Montreal, Quebec, Canada.

(11)	Includes options to purchase 2,303,332 shares of Class A Common Stock, 83,333 shares of Class A Common Stock granted in the form of restricted stock on April 17, 2006 held directly, 218,876 shares of Class A Common Stock issued upon vesting of RSUs and held directly, 35,922,958 shares of Class A Common Stock issued to Eagle River, and 988,333 shares of Class A Common Stock issuable on exercise of warrants issued to Eagle River. Mr. Wolff is the President of Eagle River and ERI, the manager of Eagle River. By virtue of the Equityholders’ Agreement, Mr. Wolff may be deemed to beneficially own the Sprint Shares, the Comcast Shares, the Bright House Networks Shares, the Time Warner Cable Shares, the Google Shares and the Intel Shares and Mr. Wolff disclaims such beneficial ownership.

(12)	Includes options to purchase 694,166 shares of Class A Common Stock and 35,000 shares of Class A Common Stock issued upon vesting of RSUs and held directly.

(13)	Includes options to purchase 903,332 shares of Class A Common Stock, 70,000 shares of Class A Common Stock issuable upon vesting of RSUs and 333,333 shares of Class A Common Stock granted in the form of restricted stock on August 16, 2004, which includes 50,000 shares of Class A Common Stock issued in the name of PSS-MSS Limited Partnership. Mr. Satterlee is the General Partner of PSS-MSS Limited Partnership.

(14)	Includes options to purchase 1,251,665 shares of Class A Common Stock and 23,862 shares of Class A Common Stock issued upon vesting of RSUs.

(15)	Includes options to purchase 483,333 shares of Class A Common Stock, 18,973 shares of Class A Common Stock issued upon vesting of RSUs and 33,333 shares of Class A Common Stock granted in the form of restricted stock on February 12, 2007.

(16)	Includes options to purchase 2,654,999 shares of Class A Common Stock, 111,666 shares of Class A Common Stock held by CWCI LLC, 35,922,958 shares of Class A Common Stock issued to Eagle River, and 988,333 shares of Class A Common Stock issuable on exercise of warrants issued to Eagle River. Mr. McCaw owns all of the voting membership interests in Eagle River and also controls and wholly-owns Eagle River, Inc., the manager of Eagle River. Mr. McCaw is a member and manager of CWCI LLC. Accordingly, Mr. McCaw may be deemed to share the power to vote or to direct the vote of and dispose or direct the disposition of Class A Common Stock beneficially owned by CWCI LLC. The reporting person disclaims beneficial ownership in the Class A Common Stock owned by CWCI LLC except to the extent of his pecuniary interest therein. By virtue of the Equityholders’ Agreement, Mr. McCaw may be deemed to beneficially own the Sprint Shares, the Comcast Shares, the Bright House Networks Shares, the Time Warner Cable Shares, the Google Shares and the Intel Shares and Mr. McCaw disclaims such beneficial ownership.

(17)	Mr. Hesse is the Chief Executive Officer, President and director of Sprint. Includes 370,000,000 shares of Class B Common Stock issued to Sprint. Mr. Hesse disclaims beneficial ownership of the shares of common stock held by Sprint, except to the extent of his pecuniary interest therein. By virtue of the Equityholders’ Agreement, Mr. Hesse may be deemed to beneficially own the Comcast Shares, the Bright House Networks Shares, the Eagle River Shares, the Time Warner Cable Shares, the Google Shares and the Intel Shares and Mr. Hesse disclaims such beneficial ownership. The address of such stockholder is 6200 Sprint Parkway, Overland Park, Kansas 66251.

(18)	Includes options to purchase 35,832 shares of Class A Common Stock.

(19)	Includes 40 shares of Class A Common Stock issued in the name of LKM Investments LLC, an entity managed by the stockholder.

(20)	Includes 588,235 shares of Class A Common Stock issued in the name of CW Investments Holdings LLC, an affiliate of the stockholder, 100,000 shares of Class A Common Stock issued in the name of The Aven Foundation, 100,000 shares of Class A Common Stock issued in the name of The Stanton Family Trust and 100 shares held in the name of the stockholder’s son. Mr. Stanton shares control of The Aven Foundation and disclaims beneficial ownership of the securities held by this entity. Mr. Stanton shares control of The Stanton Family Trust and disclaims beneficial ownership of these securities except to the extent of his pecuniary interest and investment control therein.

PLAN OF DISTRIBUTION

We are registering the shares of Class A Common Stock issuable upon exercise of the warrants to permit the resale of these shares by the warrant holders from time to time after the date of this prospectus. Shares issuable upon the exercise of such warrants are ineligible for inclusion in this registration statement if they can be sold pursuant to Securities Act Rule 144 without regard to the volume limitations imposed under that rule, or if they can be sold pursuant to Subsection (b)(1) of Rule 144.

The selling stockholders and any of their respective pledgees, donees, transferees and successors-in-interest may sell all or a portion of the shares of Class A Common Stock beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. The shares of Class A Common Stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions,

•	on NASDAQ, on which the shares of Class A Common Stock are listed;

•	in the over-the-counter market;

•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•	through the writing of options, whether such options are listed on an options exchange or otherwise;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale;

•	any other method permitted pursuant to applicable law; and

•	the selling stockholders may also engage in derivatives transactions relating to the shares of Class A Common Stock and may sell or deliver shares in connection with those transactions subject to applicable law and contractual lockup restrictions.

Once sold under the shelf registration statement, of which this prospectus forms a part, the shares of Class A Common Stock will be freely tradable in the hands of persons other than our affiliates, as that term is defined in the Securities Act.

If the selling stockholders effect such transactions by selling shares of Class A Common Stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling stockholders or commissions from purchasers of the shares of Class A Common Stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). Subject to restrictions arising under the Warrants Registration Rights Agreement and applicable law, the selling stockholders may from time to time enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares of Class A Common Stock in the course of hedging in positions they assume. The selling stockholders may also sell shares of Class A Common Stock covered by this prospectus short pursuant to this prospectus and deliver shares of Class A Common Stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. Subject to restrictions arising under the Warrants Registration Rights Agreement and applicable law, the selling stockholders also may lend or pledge shares of Class A Common Stock to broker-dealers who in turn may sell such shares.

The selling stockholders may from time to time pledge or grant a security interest in some or all of the warrants or shares of Class A Common Stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of Class A Common Stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act, amending, if necessary, the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer and donate the shares of Class A Common Stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling stockholders and any broker-dealer participating in the distribution of the shares of Class A Common Stock may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the shares of Class A Common Stock covered by this prospectus is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares of Class A Common Stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling stockholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

Under the securities laws of some states, the shares of Class A Common Stock covered by this prospectus may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states such shares of Class A Common Stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any selling stockholder will sell any or all of the shares of Class A Common Stock registered pursuant to the shelf registration statement, of which this prospectus forms a part.

The selling stockholders and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act, and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of Class A Common Stock by the selling stockholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of Class A Common Stock to engage in market-making activities with respect to the shares of Class A Common Stock. All of the foregoing may affect the marketability of the shares of Class A Common Stock and the ability of any person or entity to engage in market-making activities with respect to shares of Class A Common Stock.

We will not receive any of the proceeds from the sale by the selling stockholders of the shares of Class A Common Stock. We will pay all fees and expenses incident to our registration of the shares of Class A Common Stock pursuant to the Warrants Registration Rights Agreement, estimated to be $398,831.65 in total, including, without limitation, SEC filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, that a selling shareholder will pay all underwriting discounts and selling commissions, if any. We will indemnify the selling stockholders against liabilities, including some liabilities under the Securities Act, in accordance with the Warrants Registration Rights Agreement, or the selling shareholders will be entitled to contribution. We may be indemnified by the selling stockholders against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the selling stockholder specifically for use in this prospectus, in accordance with the related Warrants Registration Rights Agreement, or we may be entitled to contribution.

SELLING STOCKHOLDERS

The selling stockholders identified below, or their respective pledges, donees, assignees, transferees or their successors in interest, are selling all of the Class A Common Stock being offered under this prospectus.

In August 2005, Old Clearwire issued to private investors $260.3 million aggregate principal amount of senior secured notes, or “initial notes”, and warrants to purchase 20,827,653 shares of Old Clearwire Class A common stock, which, following Old Clearwire’s three for one reverse stock split on March 1, 2007, were exercisable to purchase 6,942,552 shares of Old Clearwire’s Class A common stock. In February 2006, we sold additional senior secured notes in an aggregate principal amount of $360.4 million and warrants to purchase an additional 28,828,000 shares of Old Clearwire’s Class A common stock, which, following Old Clearwire’s three for one reverse stock split on March 1, 2007, were exercisable to purchase 9,609,334 shares of Old Clearwire Class A common stock.

Pursuant to the registration statement of which this prospectus is a part, we are registering the shares of Class A Common Stock issuable upon exercise of the warrants for which we have received notices and questionnaires from the selling stockholders. As of March 26, 2009, the outstanding warrants were exercisable to purchase 16,031,219 shares of Class A Common Stock in the aggregate. The warrants are exercisable at any time prior to their expiration. Shares issuable upon the exercise of such warrants are ineligible for inclusion in this registration statement if they can be sold pursuant to Securities Act Rule 144 without regard to the volume limitations imposed under that rule, or if they can be sold pursuant to Paragraph (k) of Rule 144.

9,609,334 of the warrants expire on February 16, 2011 and the remainder expire on August 5, 2010, in each case, the fifth anniversary of their issuance. The exercise price of the warrants is $15.00 per share.

We granted the holders of the warrants registration rights covering the shares subject to issuance under the warrants. The registration statement of which this prospectus is a part is intended to satisfy our obligations to the holders of the warrants to register for resale the shares issuable upon exercise of the warrants held by them. These registration rights are described more fully in the section titled “Certain Relationships and Related Transactions — Relationships among Certain Stockholders, Directors, and Officers of Clearwire — Registration Rights Agreements — The Warrants Registration Rights Agreement” beginning on page 55 of this prospectus.

We are registering, on behalf of the selling stockholders, 15,147,273 shares of Class A Common Stock, par value $0.0001 per share, issuable upon exercise of warrants. The following table sets forth, as of March 26, 2009, the name of each selling stockholder, the number of shares of Class A Common Stock (including shares issuable upon exercise of warrants) that each selling stockholder owns, the number of shares of Common Stock (including shares issuable upon exercise of warrants) owned by each selling stockholder that may be offered for sale from time to time by this prospectus, and the number of shares of Class A Common Stock (including shares issuable upon exercise of warrants) to be held by each selling stockholder assuming the sale of all the Class A Common Stock being registered hereby, based on information received by the Company. Because not all of the holders of our warrants returned notices and questionnaires to us, we may register additional shares of Class A Common Stock issuable upon exercise of outstanding warrants after the date of this prospectus. The percentage ownership data is based on 195,006,706 shares of our Class A Common Stock outstanding as of March 18, 2009.

Some of the selling stockholders may distribute their shares from time to time to their limited and/or general partners and members, who may sell shares pursuant to this prospectus. Each selling stockholder may also transfer shares owned by it, and upon any such transfer the transferee may have the same right of sale as the selling stockholder. Except as set forth in the next paragraph or in the section titled “Certain Relationships and Related Transactions” beginning on page 45 of this prospectus, none of the selling stockholders has had a material relationship with us within the past three years other than as a result of the ownership of our Common Stock.

One of the selling stockholders, Merrill Lynch Capital Corporation, is an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated. Both entities are wholly owned subsidiaries of Merrill Lynch & Co. Inc. An affiliate of the Merrill Lynch Capital Corporation acted as an underwriter in connection with Old Clearwire’s initial public offering. An affiliate of Merrill Lynch Capital Corporation acted as a placement agent of Old Clearwire’s senior secured notes and warrants. An affiliate of Merrill Lynch Capital Corporation was the syndication agent, and Merrill Lynch Capital Corporation and certain of its affiliates were also lenders under Old Clearwire’s prior term loan and are lenders under the Amended Credit Agreement. Merrill Lynch, Pierce, Fenner & Smith Incorporated also was the co-documentation agent under our prior senior term loan facility. An affiliate of Merrill Lynch Capital Corporation acted as financial advisor to us in the investments made in Old Clearwire by Intel and Motorola in August 2006. Merrill Lynch, Pierce, Fenner & Smith Incorporated, one of the selling stockholders, acted as an underwriter in connection with our initial public offering. In addition, Merrill Lynch, Pierce, Fenner & Smith Incorporated acted as a placement agent of Old Clearwire’s senior secured notes and warrants and served as the syndication agent in connection with Old Clearwire’s prior term loan. Merrill Lynch Capital Services, Inc. is a counterparty to one of our interest rate swaps. J.P. Morgan Ventures Corporation, one of the selling stockholders, is an affiliate of J.P. Morgan Chase Bank, N.A., which is the documentation agent and a lender under Clearwire’s senior term loan facility. In addition, J.P. Morgan Securities Inc., an affiliate of J.P. Morgan Ventures Corporation, acted as one of Clearwire’s financial advisors in the investments in Old Clearwire by Intel and Motorola (it received customary fees and commissions for these transactions). J.P. Morgan Securities Inc. also acted as a placement agent of Old Clearwire’s senior secured notes and warrants and, in the future, may, from time to time, engage in, investment banking and other commercial dealings in the ordinary course of business with Clearwire. Another of the selling stockholders, Middlefield Ventures, Inc., is a wholly-owned subsidiary of Intel. Intel Capital Corporation and its affiliates own Class A Common Stock representing approximately 13.2% of our combined voting power as of December 31, 2008 and are also parties to the Equityholders’ Agreement. One member of our board of directors, Mr. Maloney, is affiliated with Intel and serves on our board of directors pursuant to the Equityholders’ Agreement. We are parties to various investment and commercial agreements with Intel and its affiliates described more fully in the section “Certain Relationships and Related Transactions — Relationships among Certain Stockholders, Directors, and Officers of Clearwire” beginning on page 45 of this prospectus.

The Class A Common Stock being registered hereby and the corresponding warrants were acquired from us in transactions which were exempt from the registration requirements of the Securities Act provided by Section 4(2) thereof.

		Shares Beneficially			Shares Beneficially
		Owned			Owned
	Number of	Prior to the			After the
	Shares Being	Offering(1)			Offering(1)(2)
Name of Selling Stockholder	Offered(‡)	Number		%	Number		%

Arbiter Partners, LP	66,667	66,667		*			*
Ardsley Offshore Fund, Ltd.	107,000	107,000		*			*
Ardsley Partners Fund II, L.P.	139,834	139,834		*			*
Ardsley Partners Institutional Fund, L.P.	86,500	86,500		*			*
Canyon Value Realization Fund, LP	146,667	146,667		*			*
The Canyon Value Realization Fund (Cayman) Ltd.	493,334	493,334	(3)	*			*
Canyon Value Realization MAC 18 Ltd.	20,000	20,000	(4)	*			*
Citi Golden Tree Ltd.	11,970	11,970		*			*
Cougar Trading, LLC	40,000	90,000	(5)	*	50,000	(6)	*
CRS Fund, LTD.	6,260	29,052	(7)	*	22,792	(8)	*
CRT Capital Group LLC	30,000	30,000	(9)	*			*
Cura Compass Master Fund, Ltd.	37,500	37,500	(10)	*			*
Cyrus Opportunities Master Fund II, LTD.	98,074	338,732	(11)	*	240,658	(12)	*
Debello Investors LLC	25,000	25,000		*			*
Deutsche Bank AG, London Branch	2,133,334	2,408,667	(13)	1.24%	275,333	(14)	*
Eton Park Master Fund LTP	86,667	86,667	(15)	*			*
Eton Park Fund LP	46,667	46,667	(16)	*			*
Farallon Capital Partners, LP	134,088	134,088		*			*
Farallon Capital Institutional Partners, LP	106,466	106,466		*			*

		Shares Beneficially			Shares Beneficially
		Owned			Owned
	Number of	Prior to the			After the
	Shares Being	Offering(1)			Offering(1)(2)
Name of Selling Stockholder	Offered(‡)	Number		%	Number		%

Farallon Capital Institutional Partners II, LP	14,671	14,671		*			*
Farallon Capital Institutional Partners III, LP	10,409	10,409		*			*
Farallon Capital Offshore Investors, Inc.	298,686	298,686		*			*
Farallon Capital Offshore Investors II, LP	142,382	142,382		*			*
GCM Little Arbor Partners, L.P.	8,640	8,640	(17)	*			*
GCM Little Arbor Institutional Partners, L.P.	137,040	137,040	(17)	*			*
GCM Little Arbor Master Fund, Ltd.	520,987	520,987	(17)	*			*
Golden Tree Master Fund Ltd.	165,770	165,770		*			*
Golden Tree Master Fund II Ltd.	53,927	53,927		*			*
Hayman Capital Master Fund, LP	161,667	161,667		*			*
Highbridge International LLC	33,334	34,034	(18)	*	700	(19)	*
Highland Credit Strategies Fund	6,667	6,667		*			*
Highland Credit Strategies Master Fund, L.P.	150,000	150,000		*			*
Highland Crusader Offshore Partners, L.P.	586,667	586,667		*			*
Imperial Capital, LLC	1,500	1,500		*			*
Institutional Benchmarks Series (Master Feeder) Limited acting solely in respect of Centaur Series	6,667	6,667	(20)	*			*
Jasper CLO, Ltd.	66,667	66,667		*			*
Jefferies & Company, Inc	150,000	150,000	(21)	*			*
JMG Triton Offshore Fund Ltd.	150,000	150,000	(22)	*			*
JMG Capital Partners, LP	150,000	150,000	(23)	*			*
JP Morgan Securities, Inc.	8,334	8,334		*			*
J.P. Morgan Ventures Corp.	266,667	744,667	(24)	*	478,000	(25)	*
Kayne Anderson Capital Income Fund, Ltd.	50,000	50,000		*			*
Kayne Anderson Income Partners, LP	20,000	20,000		*			*
Kayne Anderson Capital Income Partners (QP), LP	130,000	130,000		*			*
Lawrence Partners Fund	283,334	283,334		*			*
Lester L. Schneider	6,750	6,750		*			*
Litespeed Master Fund, Ltd.	266,667	433,093	(26)	*	166,426	(27)	*
Loan Funding IV, LLC	66,667	66,667		*			*
Loan Funding VII, LLC	66,667	66,667		*			*
Long Ball Partners, LLC	8,334	8,334		*			*
Merrill Lynch Capital Corporation	333,334	541,367	(28)	*	208,033	(29)	*
Merrill Lynch, Pierce, Fenner & Smith Incorporated	1,900,000	3,198,126	(30)	1.64%	1,298,126	(31)	*
Middlefield Ventures, Inc.	93,333	93,333	(32)	*			*
Orca Bay Capital Corporation	160,000	4,059,489	(33)	2.08%	3,899,489	(34)	2.00%

		Shares Beneficially			Shares Beneficially
		Owned			Owned
	Number of	Prior to the			After the
	Shares Being	Offering(1)			Offering(1)(2)
Name of Selling Stockholder	Offered(‡)	Number		%	Number		%

Par-Four Master Fund, Ltd.	11,667	11,667		*			*
Partners Group Alternative Strategies Blue Delta	4,400	4,400		*			*
Pharos Capital Partners II-A, LP	116,000	188,395	(35)	*	72,395	(36)	*
Pharos Capital Partners II, LP	150,667	244,698	(37)	*	94,031	(38)	*
Pioneer Floating Rate Trust	133,334	133,334		*			*
QVT Fund LP	266,667	269,183	(39)	*	2,516	(40)	*
Restoration Opportunities Fund	73,334	73,334		*			*
Scotia Capital Inc.	50,000	50,000		*			*
Scottwood Fund, Ltd.	1,010,587	2,017,155	(41)	1.03%	1,006,568	(42)	*
Scottwood Partners, L.P.	182,880	371,554	(43)	*	188,674	(44)	*
SEE Master LTD	26,267	83,767	(45)	*	57,500	(46)	*
Southfork CLO, Ltd.	66,667	66,667		*			*
Sterling Resources, Inc.	19,340	19,340		*			*
Stonehill Institutional Partners, LP	45,000	45,000		*			*
Stonehill Offshore Partners Limited	105,000	105,000		*			*
Sunrise Partners Limited Partnership	5,000	5,000		*			*
Taconic Opportunity Fund LP	45,559	45,559		*			*
Taconic Opportunity Offshore Ltd.	71,109	71,109		*			*
TCM Crossways Fund LP	2,667	2,667		*			*
TCM Select Opportunities Master Fund Ltd.	3,384	3,384		*			*
TCM Spectrum Fund LP	800	800		*			*
TCM Spectrum Fund (Offshore) Ltd.	5,417	5,417		*			*
Tempo Master Fund LP	933,334	1,083,334	(47)	*	150,000 (48)		*
Third Point Offshore Fund, Ltd.	466,334	466,334	(49)	*			*
Third Point Partners LP	53,334	53,334	(49)	*			*
Third Point Partners Qualified LP	55,667	55,667	(49)	*			*
Third Point Ultra Ltd.	58,000	58,000	(49)	*			*
Tinicum Partners, LP	1,174	1,174		*			*
Tribeca Convertibles LP	16,667	16,667		*			*
TQA Master Fund Ltd.	58,334	63,334	(50)	*	5,000	(51)	*
TQA Special Opportunities Master Fund Ltd.	61,000	65,000	(52)	*	4,000	(53)	*
Robert S. Colman Trust UDT 3/13/85	9,218	105,601	(54)	*	96,383	(55)	*
York Capital Management, L.P.	41,014	746,669	(56)	*			*
York Opportunities Fund L.P.	233,174	746,669	(56)	*			*
York Investment Limited	172,320	746,669	(56)	*			*
York Select, L.P.	158,774	746,669	(56)	*			*
York Select Unit Trust	141,387	746,669	(56)	*			*
TOTAL	15,147,273	23,463,897			8,316,624

*	Less than one percent.

(‡)	The number of shares being offered pursuant to this registration statement is based solely on information provided to us by the selling stockholders.

(1)	The number and percentage of shares beneficially owned is determined in accordance with Rule 13d-3 of the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. All such information is based on information provided to us by the selling stockholders. Under such rule, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and also any shares which the individual has the right to acquire within 60 days of the date of this prospectus through the exercise of any stock option or other right. Unless otherwise indicated below or in the table entitled “Security Ownership Of Certain Beneficial Owners And Management,” each person has sole voting and investment power with respect to the shares shown as beneficially owned. Percentage of beneficial ownership is based on 135,561,189 shares of Old Clearwire’s Class A common stock outstanding as of November 30, 2007.

(2)	Assumes that each selling stockholder sells all shares registered under this registration statement. However, to our knowledge, there are no agreements, arrangements or understandings with respect to the sale of any of our Class A Common Stock, and each selling stockholder may decide not to sell its shares that are registered under this registration statement.

(3)	Canyon Capital Advisors LLC is the Investment Advisor of The Canyon Value Realization Fund (Cayman), Ltd. Joshua S. Friedman, Mitchell R. Julis and K. Robert Turner are the managing partners of Canyon Capital Advisors LLC and exercise voting and investment control over the shares held by The Canyon Value Realization Fund (Cayman) Ltd.

(4)	Canyon Capital Advisors LLC is the Investment Advisor of Canyon Value Realization MAC 18, Ltd. Joshua S. Friedman, Mitchell R. Julis and K. Robert Turner are the managing partners of Canyon Capital Advisors LLC and exercise voting and investment control over the shares held by Canyon Value Realization MAC 18, Ltd.

(5)	Includes 50,000 shares of our Class A Common Stock held by the selling stockholder which are not being registered under this registration statement.

(6)	Assumes the selling stockholder does not sell the 50,000 shares of our Class A Common Stock held by it which are not being registered under this registration statement.

(7)	Includes 22,792 shares of our Class A Common Stock held by the selling stockholder which are not being registered under this registration statement.

(8)	Assumes the selling stockholder does not sell the 22,792 shares of our Class A Common Stock held by it which are not being registered under this registration statement.

(9)	CRT Capital Group LLC is a broker-dealer. J. Christopher Yang and C. Michael Vaugh Jr. are managing members of CRT Capital Group LLC and exercise voting and investment control over the shares held by such entity.

(10)	Cura Capital Management, LLC is the general partner and investment manager of Cura Compass Master Fund, Ltd., and exercises voting and investment control over the shares of Class A Common Stock held by Cura Compass Master Fund, Ltd.

(11)	Includes 240,658 shares of our Class A Common Stock held by the selling stockholder which are not being registered under this registration statement.

(12)	Assumes the selling stockholder does not sell the 240,658 shares of our Class A Common Stock held by it which are not being registered under this registration statement.

(13)	Includes 275,333 shares of our Class A Common Stock held by the selling stockholder which are not being registered under this registration statement.

(14)	Assumes the selling stockholder does not sell the 275,333 shares of our Class A Common Stock held by it which are not being registered under this registration statement.

(15)	Eton Park Capital Management LP exercises voting and investment control over the shares of our Class A Common Stock held by Eton Park Master Fund LTP.

(16)	Eton Park Capital Management LP exercises voting and investment control over the shares of our Class A Common Stock held by Eton Park Fund LP.

(17)	Larry Robbins is the CEO and Senior Managing Member of Glenview Capital Management, LLC, the investment manager of each of GCM Little Arbor Partners, L.P., GCM Little Arbor Institutional Partners, L.P. and GCM Little Arbor Master Fund, Ltd. As such, he may be deemed to exercise voting and investment control over the shares held by such entities.

(18)	Includes 700 shares of our Class A Common Stock held by the selling stockholder which are not being registered under this registration statement, but which are publicly tradeable. Highbridge Capital Management, LLC is the trading manager of Highbridge International LLC and has voting control and investment discretion over the securities held by Highbridge International LLC. Glenn Dubin and Henry Swieca control Highbridge Capital Management, LLC and have voting control and investment control over securities held by Highbridge International LLC. Each of Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca disclaims beneficial ownership of the securities held by Highbridge International LLC.

(19)	Assumes the selling stockholder does not sell the 700 shares of our Class A Common Stock held by it which are not being registered under this registration statement.

(20)	Canyon Capital Advisors LLC is the Investment Advisor of Institutional Benchmarks Series (Master Feeder) Limited acting solely in respect of Centaur Series. Joshua S. Friedman, Mitchell R. Julis and K. Robert Turner are the managing partners of Canyon Capital Advisors LLC and exercise voting and investment control over the shares held by Institutional Benchmarks Series (Master Feeder) Limited acting solely in respect of Centaur Series.

(21)	Jefferies & Company, Inc. is wholly owned by Jefferies Group, Inc. which exercises voting and investment control over the shares of our Class A Common Stock held by Jefferies & Company, Inc.

(22)	JMG Triton Offshore Fund, Ltd., which we refer to as the Fund, is an international business company organized under the laws of the British Virgin Islands. The Fund’s investment manager is Pacific Assets Management LLC, a Delaware limited liability company, or the Manager, that has voting and dispositive power over the Fund’s investments, including the Registrable Securities. The equity interests of the Manager are owned by Pacific Capital Management, Inc., a California corporation, or Pacific, and Asset Alliance Holding Corp., a Delaware corporation. The equity interest of Pacific are owned by Messrs. Roger Richter, Jonathan M. Glaser and Daniel A. David. Messrs. Glaser and Richter have sole investment discretion over the Fund’s portfolio holdings.

(23)	JMG Capital Partners, L.P., which we refer to as JMG Partners, is a California limited partnership. Its general partner is JMG Capital Management, LLC, or the Manager, a Delaware limited liability company and an investment adviser that has voting and dispositive power over JMG Partners’ investments, including the Registrable Securities. The equity interests of the Manager are owned by JMG Capital Management, Inc., or JMG Capital, a California corporation, and Asset Alliance Holding Corp., a Delaware corporation. Jonathan M. Glaser is the Executive Officer and Director of JMG Capital and has sole investment discretion over JMG Partners’ portfolio holdings.

(24)	Includes 478,000 shares of our Class A Common Stock held by the selling stockholder which are not being registered under this registration statement.

(25)	Assumes selling stockholder does not sell the 478,000 shares of our Class A Common Stock held by it which are not being registered under this registration statement.

(26)	Includes 166,426 shares of our Class A Common Stock held by the selling stockholder which are not being registered under this registration statement, and which are restricted shares under Rule 144 of the Securities Act.

(27)	Assumes selling stockholder does not sell the 166,426 shares of our Class A Common Stock held by it which are not being registered under this registration statement.

(28)	Includes 208,033 shares of our Class A Common Stock held by the selling stockholder which are not being registered under this registration statement. The selling stockholder is an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated. Both entities are wholly owned subsidiaries of Merrill Lynch & Co. Inc. An affiliate of the selling stockholder acted as an underwriter in connection with our initial public offering. An affiliate of the selling stockholder acted as a placement agent of our senior secured notes and warrants. An affiliate of the selling stockholder is the syndication agent, and the selling stockholder is a lender under our term loan. An affiliate of the selling stockholder acted as financial advisor to us in the investments in us by Intel and Motorola.

(29)	Assumes selling stockholder does not sell the 208,033 shares of our Class A Common Stock held by it which are not being registered under this registration statement.

(30)	Includes 1,298,126 shares of our Class A Common Stock held by the selling stockholder which are not being registered under this registration statement. The selling stockholder is a wholly-owned subsidiary of Merrill Lynch & Co., Inc. The selling stockholders acted as an underwriter in connection with our initial public offering. The selling stockholder acted as a placement agent of our senior secured notes and warrants. The selling stockholder is the syndication agent and its affiliates are lenders under our term loan. The selling stockholder acted as financial advisor to us in the investments in us by Intel and Motorola.

(31)	Assumes selling stockholder does not sell the 1,298,126 shares of our Class A Common Stock held by it which are not being registered under this registration statement.

(32)	Middlefield Ventures, Inc. is a wholly-owned subsidiary of Intel. Mr. Arvind Sodhani, as President of Middlefield Ventures, Inc., may be deemed to exercise voting and investment power with regard to the securities and may be deemed to beneficially own the 93,333 shares of our Class A Common Stock issuable upon exercise of the warrants owned by Middlefield Ventures, Inc. Mr. Sodhani disclaims beneficial ownership of all securities held by Middlefield Ventures, Inc.. Shares saleable by Middlefield Ventures, Inc. hereunder exclude other shares beneficially owned by Intel or its affiliates as described elsewhere in this prospectus.

(33)	Includes 3,899,489 shares of our Class A Common Stock held by the selling stockholder which are not being registered under this registration statement. The selling stockholder is controlled by John E. McCaw, Jr., who is the brother of our Chairman, Craig O. McCaw.

(34)	Assumes selling stockholder does not sell the 3,899,489 shares of our Class A Common Stock held by it which are not being registered under this registration statement.

(35)	Includes 72,395 shares of our Class A Common Stock held by the selling stockholder which are not being registered under this registration statement. Pharos Capital Group II-A, LLC is the general partner of Pharos Capital Partners II-A, LP. D. Robert Crants, III, Michael W. Devlin, Kneeland C. Youngblood and James W. Phillips are the managers/partners of Pharos Capital Group II-A, LLC and have voting control and investment control over securities held by Pharos Capital Partners II-A, LP.

(36)	Assumes selling stockholder does not sell the 72,395 shares of our Class A Common Stock held by it which are not being registered under this registration statement.

(37)	Includes 94,031 shares of our Class A Common Stock held by the selling stockholder which are not being registered under this registration statement. Pharos Capital Group II, LLC is the general partner of Pharos Capital Partners II, LP. D. Robert Crants, III, Michael W. Devlin, Kneeland C. Youngblood and James W. Phillips are the managers/partners of Pharos Capital Group II-A, LLC and have voting control and investment control over securities held by Pharos Capital Partners II, LP.

(38)	Assumes selling stockholder does not sell the 94,031 shares of our Class A Common Stock held by it which are not being registered under this registration statement.

(39)	Management of QVT Fund LP is vested in its general partner, QVT Associates GP LLC. QVT Financial LP is the investment manager for QVT Fund LP and shares voting and investment control over the shares of our Class A Common Stock held by QVT Fund LP. QVT Financial GP LLC is the general partner of QVT Financial LP and as such has complete discretion in the management and control of the business affairs of QVT Financial LP. The managing members of QVT Financial GP LLC are Daniel Gold, Lars Bader, Tracy Fu and Nicholas Brumm. Each of QVT Financial LP, QVT Financial GP LLC, Daniel Gold, Lars Bader, Tracy Fu and Nicholas Brumm disclaims beneficial ownership of the shares of Class A Common Stock held by QVT Fund LP. Includes 2,516 shares of our Class A Common Stock held by the selling stockholder which are not being registered under this registration statement.

(40)	Assumes selling stockholder does not sell the 2,516 shares of our Class A Common Stock held by it which are not being registered under this registration statement.

(41)	Includes 1,006,568 shares of our Class A Common Stock held by the selling stockholder which are not being registered under this registration statement.

(42)	Assumes selling stockholder does not sell the 1,006,568 shares of our Class A Common Stock held by it which are not being registered under this registration statement.

(43)	Includes 188,674 shares of our Class A Common Stock held by the selling stockholder which are not being registered under this registration statement.

(44)	Assumes selling stockholder does not sell the 188,674 shares of our Class A Common Stock held by it which are not being registered under this registration statement.

(45)	Includes 57,500 shares of our Class A Common Stock held by the selling stockholder which are not being registered under this registration statement.

(46)	Assumes selling stockholder does not sell the 57,500 shares of our Class A Common Stock held by it which are not being registered under this registration statement.

(47)	Includes 150,000 shares of our Class A Common Stock held by the selling stockholder which are not being registered under this registration statement. JD Capital Management LLC has voting control and investment discretion over the securities held by Tempo Master Fund LP. J. David Rogers is the CEO of JD Capital Management LLC and has voting control and investment control over securities held by Tempo Master Fund LP.

(48)	Assumes selling stockholder does not sell the 150,000 shares of our Class A Common Stock held by it which are not being registered under this registration statement.

(49)	Third Point LLC serves as investment advisor for Third Point Partners Qualified LP, Third Point Partners LP, Third Point Offshore Fund, Ltd, and Third Point Ultra Ltd. Mr. Daniel S. Loeb is the Chief Financial Officer of Third Point LLC and controls its business activities.

(50)	Includes 5,000 shares of our Class A Common Stock held by the selling stockholder which are not being registered under this registration statement. TQA Investors, LLC and Andrew Anderson, Paul Bucci, Robert Butman and George Esser, the principals of TQA Investors, LLC, share voting and investment control over the shares of our Class A Common Stock held by TQA Master Fund Ltd.

(51)	Assumes selling stockholder does not sell the 5,000 shares of our Class A Common Stock held by it which are not being registered under this registration statement.

(52)	Includes 4,000 shares of our Class A Common Stock held by the selling stockholder which are not being registered under this registration statement. TQA Investors, LLC and Andrew Anderson, Paul Bucci, Robert Butman and George Esser, the principals of TQA Investors, LLC, share voting and investment control over the shares of our Class A Common Stock held by TQA Master Fund Ltd.

(53)	Assumes selling stockholder does not sell the 4,000 shares of our Class A Common Stock held by it which are not being registered under this registration statement.

(54)	Includes 96,383 shares of our Class A Common Stock held by the selling stockholder which are not being registered under this registration statement.

(55)	Assumes selling stockholder does not sell the 96,383 shares of our Class A Common Stock held by it which are not being registered under this registration statement.

(56)	JGD Management Corp., which we refer to as JGD, has been delegated certain management and administrative duties by each of York Capital Management, L.P., York Credit Opportunities Fund, L.P., York Investment Limited, York Select, L.P. and York Select Unit Trust, which we refer to collectively as the York Funds. Accordingly, JGD may be deemed to have beneficial ownership over the shares of Class A Common Stock being registered under this registration statement by the York Funds. James G. Dinan has voting control over JGD.

UNITED STATES FEDERAL TAX CONSIDERATIONS FOR NON-UNITED STATES HOLDERS OF
CLASS A COMMON STOCK

The following is a general discussion of the material U.S. federal income and estate tax consequences of the purchase, ownership and disposition of our Class A Common Stock by a non-U.S. holder. In general, a non-U.S. holder is a beneficial owner of Class A Common Stock that is:

•	an individual who is not a citizen or resident of the U.S.;

•	a corporation or other entity treated as a corporation for U.S. tax purposes that is not organized or created under U.S. law;

•	an estate that is not taxable in the U.S. on its worldwide income; or

•	a trust that is not (1) subject to primary supervision over its administration by a U.S. court, (2) subject to the control of a U.S. person with respect to substantial trust decisions and (3) a trust that was treated as a domestic trust under the law in effect before 1997 that has a valid election in place under applicable Treasury regulation.

If you are a partner in a partnership, or an entity treated as a partnership for U.S. federal income tax purposes, that holds Class A Common Stock, your tax treatment generally will depend upon your U.S. tax status and upon the activities of the partnership. If you are a partner of a partnership (or entity treated as a partnership) holding Class A Common Stock, we suggest that you consult your tax advisor.

If you are an individual who is not a citizen and not otherwise a resident of the United States you may be deemed to be a resident alien, rather than a nonresident alien, in any calendar year by virtue of being present in the United States for at least 31 days in that calendar year and for an aggregate of at least 183 days during a three-year period ending in that calendar year (counting for such purposes all of the days present in that year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year). Resident aliens are generally subject to U.S. federal income tax as if they were U.S. citizens.

This discussion is based on the Code, the final and temporary U.S. Treasury Regulations promulgated thereunder and published administrative and judicial interpretations thereof, all as of the date of this prospectus and all of which are subject to change, possibly with retroactive effect.

This discussion does not address all aspects of U.S. federal taxation, and in particular is limited as follows:

•	the discussion assumes that you hold your Class A Common Stock as a capital asset and that you do not have a special tax status, such as a financial institution, an insurance company, a tax-exempt organization or a broker-dealer or trader in securities;

•	the discussion does not consider tax consequences that depend upon your particular tax situation;

•	the discussion does not consider special tax provisions that may be applicable to you if you have relinquished U.S. citizenship or residence;

•	the discussion does not cover state, local or non-U.S. tax consequences;

•	the discussion does not consider the tax consequences for stockholders, partners, owners or beneficiaries of a non-U.S. holder; and

•	we have not requested a ruling from the Internal Revenue Service, which we refer to as the IRS, on the tax consequences of owning the Class A Common Stock. As a result, the IRS could disagree with portions of this discussion.

Each prospective purchaser of Class A Common Stock is advised to consult a tax advisor with respect to current and possible future U.S. federal income and estate tax consequences of purchasing, owning and disposing of our Class A Common Stock as well as any tax consequences that may arise under the laws of any state, municipality or other taxing jurisdiction within or outside the United States.

Distributions

Distributions paid on the shares of Class A Common Stock generally will constitute dividends for U.S. federal income tax purposes to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, the distribution first will be treated as a tax-free return of your basis in the shares of Class A Common Stock, reducing that adjusted basis, and the balance of the distribution in excess of your adjusted basis will be taxed as capital gain recognized on a sale or exchange of the Class A Common Stock (as discussed below).

Subject to the discussion below, a U.S. withholding tax of 30% generally will be imposed on any distribution we make to you, to the extent it constitutes a dividend under the rules described in the preceding paragraph, unless a reduced withholding tax rate is specified by an applicable income tax treaty. To obtain the benefit of a reduced withholding tax rate under a treaty, you generally must provide us or our paying agent, as the case may be, with a properly completed IRS Form W-8BEN (or other applicable form) certifying that you qualify for a reduced withholding tax rate. If you hold Class A Common Stock through a foreign partnership or a foreign intermediary, the partnership or intermediary may also need to satisfy certification requirements.

The withholding tax described in the preceding paragraph does not apply if you are engaged in a trade or business in the United States and if dividends on the Class A Common Stock are effectively connected with the conduct of such trade or business and, if an applicable U.S. income tax treaty requires, are attributable to a permanent establishment which you maintain in the United States. You will be required, under applicable Treasury Regulations, to provide us or our paying agent, as the case may be, with a properly completed IRS Form W-8ECI (or other applicable form) in order to claim an exemption from U.S. withholding tax under the rule discussed above. Although exempt from U.S. withholding tax (provided the certification requirements discussed above are met), you generally will be subject to U.S. federal income tax on such dividends in the same manner as if you were a U.S. resident. Non-corporate U.S. residents currently are subject to a maximum U.S. federal income tax rate of 15% on dividends, provided certain holding period requirements are met. If you are a foreign corporation, you may be subject to an additional “branch profits tax” imposed at a rate of 30% (or a lower treaty rate) on your effectively connected earnings and profits, as adjusted for certain items.

If withholding results in an overpayment of tax, you may obtain a refund of the excess by timely filing with the IRS an appropriate claim for refund along with the required information.

Gain On Disposition of Class A Common Stock

You generally will not be subject to U.S. federal income tax on gain realized on a sale or other disposition of Class A Common Stock unless:

•	the gain is effectively connected with a trade or business you conduct in the United States and, if a tax treaty is applicable, the gain is attributable to a permanent establishment you maintain in the United States, in which case the gain will be subject to U.S. federal income tax as if you were a U.S. resident. If you are a foreign corporation, you may be subject to an additional branch profits tax equal to 30% of your effectively connected earnings and profits for the taxable year, as adjusted for certain items, unless you qualify for a lower rate under an applicable income tax treaty and you properly document such qualification;

•	we are or have been a “U.S. real property holding corporation,” which we refer to as USRPHC, at any time during the shorter of the five-year period preceding the disposition or the period during which you hold the Class A Common Stock. We believe that we are not currently and do not expect to become in the future a USRPHC for U.S. federal income tax purposes; or

•	if you (i) are an individual, (ii) hold the Class A Common Stock as a capital asset, (iii) are present in the United States for 183 or more days during the taxable year of the sale and (iv) certain conditions are met, then you will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by U.S. source capital losses, even though you are not considered a resident of the United States

If you are not a corporation and you are subject to U.S. federal income tax on gain you recognize on the sale or exchange of Class A Common Stock under either of the first two of these exceptions, a reduced U.S. federal income tax rate of 15% may apply to such gain, provided that you have held the Class A Common Stock for more than one year.

Information Reporting Requirements And Backup Withholding

We must report annually to the IRS the amount of dividends paid to each non-U.S. holder, the name and address of the holder, and the amount of any tax withheld from the payment, regardless of whether withholding was required. Copies of the information returns reporting the dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder is a resident under the provisions of an applicable income tax treaty or agreement.

Under some circumstances, if you fail to certify your status as a non-U.S. holder on a properly completed IRS Form W-8BEN, under penalty of perjury, or the payor has actual knowledge or reason to know that you are not a non-U.S. person as defined in the Code, then additional information or backup withholding is required on distributions paid to you with respect to Class A Common Stock. Backup withholding currently applies at a rate of 28%.

In addition, you may have to comply with specific certification procedures to establish your non-U.S. status in order to avoid information reporting and backup withholding on proceeds from a disposition of Class A Common Stock.

Backup withholding is not an additional tax. Rather, the U.S. federal income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. When withholding results in an overpayment of taxes, a refund may be obtained if the required information is timely furnished to the IRS.

Federal Estate Tax

An individual non-U.S. holder who owns Class A Common Stock at the time of his or her death, or who had made certain lifetime transfers of an interest in Class A Common Stock while retaining certain powers, rights or interests in the stock, will be required to include the value of that Class A Common Stock in his or her gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

The foregoing discussion is only a summary of material U.S. federal income and estate tax consequences of the ownership, sale or other disposition of Class A Common Stock by non-U.S. holders. You are urged to consult your own tax advisor with respect to the particular tax consequences to you of ownership and disposition of Class A Common Stock, including the effect of any U.S., state, local, non-U.S. or other tax laws, and any applicable income or estate tax treaty.

EXPERTS

The consolidated financial statements of (1) Clearwire Corporation as of December 31, 2008, and for the year then ended and (2) Old Clearwire as of December 31, 2007 and 2006, and for each of the three years in the period ended December 31, 2007, incorporated by reference in this prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports appearing and included in the Annual Report on Form 10-K of Clearwire Corporation for the year ended December 31, 2008 (which reports express unqualified opinions on the financial statements and include explanatory paragraphs regarding the (1) business combination between Clearwire Corporation and the WiMAX Operations of Sprint Nextel Corporation in 2008 and (2) Old Clearwire’s 2007 change in accounting for stock-based compensation upon adoption of Financial Accounting Standards Board Statement No. 123(R), Share-Based Payment), and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The financial statements of the WiMAX Operations of Sprint Nextel Corporation as of and for the year ended December 31, 2007, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

LEGAL MATTERS

Certain legal matters in connection with the validity of the Class A Common Stock to be issued upon exercise of the warrants described herein will be passed on for us by Kirkland & Ellis LLP, New York, New York.

Benjamin G. Wolff, our Co-Chairman, was a lawyer at Davis Wright Tremaine LLP from August 1994 until April 2004. Mr. Wolff’s spouse is a partner with Davis Wright Tremaine LLP. Davis Wright Tremaine LLP has rendered substantial legal services to Old Clearwire and us. Davis Wright Tremaine LLP continues to provide legal services to us, including services in connection with the Transactions.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act to register with the SEC our Class A Common Stock being offered in this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed with it. For further information about us and our Class A Common Stock, reference is made to the registration statement and the exhibits and schedules filed with it. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. We will file annual, quarterly and current reports, proxy and registration statements and other information with the SEC. You may read and copy any reports, statements, or other information that we file, including the registration statement, of which this prospectus forms a part, and the exhibits and schedules filed with it, without charge at the public reference room maintained by the SEC, located at 100 F Street, NE, Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from the SEC on the payment of the fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains an Internet website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the site is www.sec.gov.

INCORPORATION BY REFERENCE OF CERTAIN DOCUMENTS

We are incorporating by reference specified documents that we file with the SEC, which means that we can disclose important information to you by referring you to those documents that are considered part of this prospectus. We incorporate by reference into this prospectus our Annual Report on Form 10-K for the year ended December 31, 2008.

Any statement contained in a document incorporated or deemed to be incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or any other subsequently filed document that is deemed to be incorporated by reference into this prospectus modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

Our filings with the SEC, including our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports, are available free of charge on our website (www.clearwire.com) as soon as reasonably practicable after they are filed with, or furnished to, the SEC. Our website and the information contained on that site, or connected to that site, are not incorporated into and are not a part of this prospectus. You may also obtain a copy of these filings at no cost by writing or telephoning us at the following address:

Clearwire Corporation
4400 Carillon Point
Kirkland, Washington 98033
Attention: Investor Relations
Telephone: (425) 216-7600

Except for the documents incorporated by reference as noted above, we do not intend to incorporate into this prospectus any of the information included on our website.

CLEARWIRE HAS NOT AUTHORIZED ANYONE TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ABOUT THE OFFERING THAT IS DIFFERENT FROM, OR IN ADDITION TO, THAT CONTAINED IN THIS PROSPECTUS OR IN ANY OF THE MATERIALS THAT ARE INCORPORATED INTO THIS PROSPECTUS. THEREFORE, IF ANYONE DOES GIVE YOU INFORMATION OF THIS SORT, YOU SHOULD NOT RELY ON IT. IF YOU ARE IN A JURISDICTION WHERE OFFERS TO EXCHANGE OR SELL, OR SOLICITATIONS OF OFFERS TO EXCHANGE OR PURCHASE, THE SECURITIES OFFERED BY THIS PROSPECTUS ARE UNLAWFUL, OR IF YOU ARE A PERSON TO WHOM IT IS UNLAWFUL TO DIRECT THESE TYPES OF ACTIVITIES, THEN THE OFFER PRESENTED IN THIS PROSPECTUS DOES NOT EXTEND TO YOU.

YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE OF THIS PROSPECTUS AND NEITHER THE MAILING OF THIS PROSPECTUS NOR THE ISSUANCE OF OUR COMMON STOCK PURSUANT TO THIS OFFERING SHALL CREATE AN IMPLICATION TO THE CONTRARY.

ALL INFORMATION CONTAINED IN THIS PROSPECTUS WITH RESPECT TO SPRINT AND ITS SUBSIDIARIES AND ASSETS HAS BEEN PROVIDED BY SPRINT. ALL INFORMATION CONTAINED IN THIS PROSPECTUS WITH RESPECT TO ANY INVESTOR AND ITS SUBSIDIARIES AND ASSETS HAS BEEN PROVIDED BY SUCH INVESTOR. CLEARWIRE DOES NOT WARRANT THE ACCURACY OF THE INFORMATION PROVIDED BY SPRINT OR ANY INVESTOR.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table shows the costs and expenses payable in connection with the sale and distribution of the securities being registered. All amounts except the SEC registration fee are estimated.

Amount
(In thousands)

SEC registration fee	$3,680.98
Accounting fees and expenses	160,000.00
Legal fees and expenses	185,000.00
Printing fees and expenses	50,000.00

Total	$398,680.98

Item 14.	Indemnification of Directors and Officers.

We have agreed to indemnify our officers and directors pursuant to the terms of the Clearwire Charter, which provides for indemnification of our directors and executive officers who have not otherwise entered into an indemnification agreement with us. The Clearwire Charter allows us to indemnify our officers and directors to the fullest extent permitted by the DGCL or other applicable law. It also contains provisions that provide for the indemnification of directors of Clearwire for third party actions and actions by or in the right of Clearwire that mirror Section 145 of the DGCL.

In addition, the Clearwire Charter states that we shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer or employee of Clearwire, or is or was serving at the request of Clearwire as a director, officer, employee, partner, trustee, manager, employee or agent of another corporation, partnership, joint venture, trust, limited liability company, nonprofit entity or other enterprise, including service with respect to an employee benefit plan, against any liability asserted against such person or reasonably incurred by such person (or their heirs, executors or administrators), in any such capacity, or arising out of such person’s status as such, and related expenses, whether or not we would have the power to indemnify such person against such liability under the DGCL. We, however, shall not be required to indemnify, nor pay expenses incurred to, any such person, in connection with any proceeding initiated by such person, unless the commencement of the proceeding by such person was authorized by our board of directors. If a claim for indemnification or advancement of expenses is not paid in full by us within thirty (30) calendar days after a written claim by any such person has been received by us, such person may bring suit against us to recover the unpaid amount of the claims, and, if successful in whole or in part, the expenses of prosecuting the claim.

Any person serving as a director, officer, employee or agent of Clearwire Communications or another corporation, partnership, limited liability company, joint venture or other enterprise, at least 50% of whose equity interests are owned directly or indirectly by Clearwire will be conclusively presumed to be serving in such capacity at the request of Clearwire.

We have and intend to maintain director and officer liability insurance, if available on reasonable terms. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

We are organized under the laws of the State of Delaware. Section 145 of the DGCL, provides that a corporation may indemnify any person, including an officer or director, who was or is, or is threatened to be made, a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise.

The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of such corporation, and, with respect to any criminal actions and proceedings, had no reasonable cause to believe that his conduct was unlawful. A Delaware corporation may indemnify any person, including an officer or director, who was or is, or is threatened to be made, a party to any threatened, pending or contemplated action or suit by or in the right of such corporation, under the same conditions, except that such indemnification is limited to expenses (including attorneys’ fees) actually and reasonably incurred by such person, and except that no indemnification is permitted without judicial approval if such person is adjudged to be liable to such corporation. Where an officer or director of a corporation is successful, on the merits or otherwise, in the defense of any action, suit or proceeding referred to above, or any claim, issue or matter therein, the corporation must indemnify that person against the expenses (including attorneys’ fees) which such officer or director actually and reasonably incurred in connection therewith.

In addition, on December 4, 2008, we entered into the Indemnification Agreement with each of our directors and executive officers. Under the Indemnification Agreement, we have agreed to indemnify each director and executive officer against liability arising out of the individual’s performance of his or her duties to Clearwire. The Indemnification Agreement provides indemnification in addition to the indemnification provided by the Clearwire Charter, the Clearwire Bylaws and applicable law. Among other things, the Indemnification Agreement indemnifies each director and executive officer for certain expenses (including attorneys’ fees), judgments, fines and settlement amounts actually and reasonably incurred by the director or executive officer from any claims relating to any event or occurrence arising out of or in connection with the director’s or executive officer’s service to us or to any other entity to which the director or executive officer provides services at our request. Further, we have agreed to advance expenses the director or executive officer may spend as a result of any proceeding against the director or executive officer as to which such individual could be indemnified. Notwithstanding the other provisions of the Indemnification Agreement, we are not obligated to indemnify the director or executive officer: (i) for claims initiated by the director or executive officer, (ii) for claims relating to payment of profits in violation of Section 16(b) of the Exchange Act, (iii) if a final court decision determines that such indemnification is not lawful, and (iv) if the director or executive officer did not act in good faith or the best interest of Clearwire, engaged in unlawful conduct, or is adjudged to be liable to Clearwire.

Item 15.	Recent Sales of Unregistered Securities.

The following sets forth the information regarding unregistered securities sold by the registrant during the past three years.

In November 2008, in connection with the Closing, subject to the post-closing adjustment, the registrant sold 135,000,000 shares of Class B Common Stock to the Investors, other than Google, as accredited investors, at an offering price of $20.00 per share for cash consideration of $2.7 billion. The registrant also sold 25,000,000 shares of Class A Common Stock to Google, an accredited investor, at an offering price of $20.00 per share for cash consideration of $500 million. Both November 2008 issuances were subject to the post-closing adjustment. The registrant also sold 370,000,000 shares of Class B Common Stock to Sprint, as an accredited investor, at an offering price of $0.0001 per share for cash consideration of $37,000. The sales of such shares were effected without registration under the Securities Act in reliance on the exemption from registration provided under Rule 506 of Regulation D promulgated under the Securities Act, and under Section 4(2) of the Securities Act.

In February 2009, in connection with the post-closing adjustment, the registrant issued 23,823,529 shares of Class B Common Stock and an equivalent number of additional Clearwire Communications Class B Common Interests to the Investors, other than Google, as accredited investors, to reflect the $17.00 final price per share. The registrant also issued 4,411,765 shares of Class A Common Stock to Google, an accredited investor, to reflect the $17.00 final price per share. Additionally, pursuant to a Subscription Agreement by and between the Company and CW Investments, the Company sold 588,235 shares of Class A Common Stock to CW Investments, an accredited investor, at an offering price of $17.00 per share, for cash consideration of $10 million. Each of the sales of such shares were effected without registration under the Securities Act in reliance on the exemption from registration provided under Rule 506 of Regulation D promulgated under the Securities Act, and under Section 4(2) of the Securities Act.

Item 16.	Exhibits and Financial Statement Schedules.

(a) The following Exhibits are filed as part of this registration statement unless otherwise indicated:

2.1		Transaction Agreement and Plan of Merger dated May 7, 2008, among Clearwire Corporation, Sprint Nextel Corporation, Comcast Corporation, Time Warner Cable Inc., Bright House Networks, LLC, Google Inc. and Intel Corporation (Incorporated herein by reference to Exhibit 2.1 to Clearwire Corporation’s Registration Statement on Form S-4 originally filed August 22, 2008).
2.2		Amendment No. 1 to the Transaction Agreement and Plan of Merger, dated November 21, 2008, as amended, among Clearwire Corporation, Sprint Nextel Corporation, Intel Corporation, Google Inc., Comcast Corporation, Time Warner Cable Inc. and Bright House Networks, LLC (Incorporated herein by reference to Exhibit 2.1 to Clearwire Corporation’s Form 8-K filed December 1, 2008).
3.1		Restated Certificate of Incorporation of Clearwire Corporation (Incorporated herein by reference to Exhibit 3.1 to Clearwire Corporation’s Form 8-K filed December 1, 2008).
3.2		Bylaws of Clearwire Corporation, effective as of November 28, 2008 (Incorporated herein by reference to Exhibit 3.2 to Clearwire Corporation’s Form 8-K filed December 1, 2008).
4.1		Equityholders’ Agreement, dated November 28, 2008, among Clearwire Corporation, Sprint HoldCo, LLC, Eagle River Holdings, LLC, Intel Capital Wireless Investment Corporation 2009A, Intel Capital Wireless Investment Corporation 2008B, Intel Capital Wireless Investment Corporation 2008C, Intel Capital Corporation, Intel Capital (Cayman) Corporation, Middlefield Ventures, Inc., Comcast Wireless Investment I, Inc., Comcast Wireless Investment II, Inc., Comcast Wireless Investment III, Inc., Comcast Wireless Investment IV, Inc., Comcast Wireless Investment V, Inc., Google Inc., TWC Wireless Holdings I LLC, TWC Wireless Holdings II LLC, TWC Wireless Holdings III LLC, BHN Spectrum Investments, LLC (Incorporated herein by reference to Exhibit 4.1 to Clearwire Corporation’s Form 8-K filed December 1, 2008).
4.2		Stock certificate for Clearwire Corporation Class A Common Stock (Incorporated herein by reference to Exhibit 4.2 to Clearwire Corporation’s Form 10-K filed March 26, 2009).
4.3		Registration Rights Agreement dated August 5, 2005, among Clearwire Corporation and certain buyers of the Senior Secured Notes (Incorporated herein by reference to Exhibit 4.5 to Clearwire Corporation’s Registration Statement on Form S-1 filed December 19, 2006).
4	.4†	Form of Warrant.
4.5		Registration Rights Agreement, dated November 28, 2008, among Clearwire Corporation, Sprint Nextel Corporation, Eagle River Holdings, LLC, Intel Corporation, Comcast Corporation, Google Inc., Time Warner Cable Inc. and BHN Spectrum Investments LLC (Incorporated herein by reference to Exhibit 4.2 to Clearwire Corporation’s Form 8-K filed December 1, 2008).
5	.1†	Legal Opinion of Kirkland & Ellis LLP.
9.1		Voting Agreement dated May 7, 2008, among Sprint Nextel Corporation, Comcast Corporation, Time Warner Cable Inc., Bright House Networks, LLC, Google Inc., Intel Corporation and Eagle River Holdings, LLC (Incorporated herein by reference to Exhibit 9.1 to Clearwire Corporation’s Registration Statement on Form S-4 originally filed August 22, 2008).
9.2		Voting Agreement dated May 7, 2008, among Sprint Nextel Corporation, Comcast Corporation, Time Warner Cable Inc., Bright House Networks, LLC, Google Inc., Intel Corporation, Intel Capital Corporation and Intel Capital (Cayman) Corporation (Incorporated herein by reference to Exhibit 9.2 to Clearwire Corporation’s Registration Statement on Form S-4 originally filed August 22, 2008).
10	.1*	Indemnification Agreement dated November 13, 2003, among Flux Fixed Wireless, LLC and Flux United States Corporation (Incorporated herein by reference to Exhibit 10.2 to Clearwire Corporation’s Registration Statement on Form S-1 filed December 19, 2006).
10.2		Form of Indemnification Agreement (Incorporated herein by reference to Exhibit 10.3 to Clearwire Corporation’s Registration Statement on Form S-1 filed December 19, 2006).

10.3	Letter Agreement dated April 26, 2004, between Clearwire Corporation and Nicoles Kauser (Incorporated herein by reference to Exhibit 10.5 to Clearwire Corporation’s Registration Statement on Form S-1 filed December 19, 2006).
10.4	Letter Agreement dated April 27, 2004, between Clearwire Corporation and R. Gerard Salemme (Incorporated herein by reference to Exhibit 10.6 to Clearwire Corporation’s Registration Statement on Form S-1 filed December 19, 2006).
10.5	Employment Agreement dated June 28, 2004, between Clearwire Corporation and Perry Satterlee (Incorporated herein by reference to Exhibit 10.7 to Clearwire Corporation’s Registration Statement on Form S-1 filed December 19, 2006).
10.6	Letter Agreement dated March 2, 2005, between Clearwire Corporation and John Butler (Incorporated herein by reference to Exhibit 10.8 to Clearwire Corporation’s Registration Statement on Form S-1 filed December 19, 2006).
10.7	Clearwire Corporation 2003 Stock Option Plan, as amended November 26, 2008 (Incorporated herein by reference to Exhibit 4.1 to Clearwire Corporation’s Registration Statement on Form S-8 filed December 2, 2008).
10.8	Amended and Restated Limited Liability Company Agreement dated July 12, 2006, between Clearwire US LLC and Shichinin LLC (Incorporated herein by reference to Exhibit 10.48 of Amendment No. 1 to Clearwire Corporation’s Registration Statement on Form S-1 filed January 8, 2007).
10.9	Clearwire Corporation 2007 Annual Performance Bonus Plan (Incorporated herein by reference to Exhibit 10.54 of Amendment No. 2 to Clearwire Corporation’s Registration Statement on Form S-1 filed January 30, 2007).
10.10	Wireless Broadband System Services Agreement dated August 29, 2006, between Motorola and Clearwire US LLC (Incorporated herein by reference to Exhibit 10.55 of Amendment No. 5 to Clearwire Corporation’s Registration Statement on Form S-1 filed March 7, 2007).
10.11	Wireless Broadband System Infrastructure Agreement dated August 29, 2006, between Motorola and Clearwire US LLC (Incorporated herein by reference to Exhibit 10.56 of Amendment No. 5 to Clearwire Corporation’s Registration Statement on Form S-1 filed March 7, 2007).
10.12	Wireless Broadband CPE Supply Agreement dated August 29, 2006, between Motorola and Clearwire US LLC (Incorporated herein by reference to Exhibit 10.57 of Amendment No. 5 to Clearwire Corporation’s Registration Statement on Form S-1 filed March 7, 2007).
10.13	Clearwire Corporation 2007 Stock Compensation Plan (Incorporated herein by reference to Exhibit 10.70 of Amendment No. 2 to Clearwire Corporation’s Registration Statement on Form S-1 filed January 30, 2007).
10.14	Stock and Asset Purchase Agreement by and among BellSouth Corporation, Clearwire Spectrum Holdings II LLC, Clearwire Corporation and AT&T Inc. dated as of February 15, 2007 Plan (Incorporated herein by reference to Exhibit 10.71 of Amendment No. 4 to Clearwire Corporation’s Registration Statement on Form S-1 filed February 20, 2007).
10.15	Credit Agreement dated as of July 3, 2007, among Clearwire Corporation, the several lenders from time to time parties thereto, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Citigroup Global Markets, Inc., as Co-Documentation Agents, JPMorgan Chase Bank, N.A., as Syndication Agent and Morgan Stanley Senior Funding, Inc., as Administrative Agent (Incorporated herein by reference to Exhibit 10.1 to Clearwire Corporation’s Form 8-K filed July 5, 2007).
10.16	Incremental Facility Amendment dated November 2, 2007, among Clearwire Corporation, Morgan Stanley Senior Funding, Inc., as administrative agent, Wachovia Bank N.A., as a Tranche C Term Lender, and Morgan Stanley Senior Funding, Inc. and Wachovia Capital Markets, LLC, as lead arrangers (Incorporated herein by reference to Exhibit 10.1 to Clearwire Corporation’s Form 8-K filed November 2, 2007).
10.17	Sprint Incremental Term Loan Amendment dated December 1, 2008, by and among Clearwire Legacy LLC (formerly known as Clearwire Sub LLC), Clearwire XOHM LLC (formerly known as Sprint Sub, LLC), Clearwire Communications LLC, Morgan Stanley Senior Funding, Inc., as administrative agent and Sprint Nextel Corporation (Incorporated herein by reference to Exhibit 10.2 to Clearwire Corporation’s Form 8-K filed December 1, 2008).

10.18		Amended and Restated Credit Agreement dated November 21, 2008, by and among Clearwire Corporation, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Citigroup Global Markets Inc. as co-documentation agents, JP Morgan Chase Bank, N.A. as syndication agent, Morgan Stanley & Co., Inc. as collateral agent, Morgan Stanley Senior Funding, Inc. as administrative agent and the other lenders party thereto (Incorporated herein by reference to Exhibit 10.1 to Clearwire Corporation’s Form 8-K filed November 24, 2008).
10.19		Form of Stock Option Agreement (Incorporated herein by reference to Exhibit 10.19 to Clearwire Corporation’s Form 10-K filed March 26, 2009).
10.20		Form of Restricted Stock Unit Award Agreement (Incorporated herein by reference to Exhibit 10.20 to Clearwire Corporation’s Form 10-K filed March 26, 2009).
10.21		Clearwire Corporation Change in Control Severance Plan, as amended (Incorporated herein by reference to Exhibit 10.1 to Clearwire Corporation’s Form 10-Q filed May 12, 2008 and Exhibit 10.1 to Clearwire Corporation’s Form 10-Q filed August 8, 2008).
10.22		Amended and Restated Operating Agreement of Clearwire Communications LLC dated November 28, 2008 (Incorporated herein by reference to Exhibit 10.1 to Clearwire Corporation’s Form 8-K filed December 1, 2008).
10.23		Subscription Agreement dated May 7, 2008, between CW Investment Holdings, LLC and Clearwire Corporation (Incorporated herein by reference to Exhibit 10.56 to Clearwire Corporation’s Registration Statement on Form S-4 originally filed August 22, 2008).
10	.24***	Intellectual Property Agreement dated November 28, 2008, between Sprint Nextel Corporation and Clearwire Communications LLC (Incorporated herein by reference to Exhibit 10.24 to Clearwire Corporation’s Form 10-K filed March 26, 2009).
10	.25**	MVNO Support Agreement dated May 7, 2008, among Sprint Spectrum L.P. d/b/a Sprint, Comcast MVNO II, LLC, TWC Wireless, LLC and BHN Spectrum Investments, LLC (Incorporated herein by reference to Exhibit 10.58 to Clearwire Corporation’s Registration Statement on Form S-4 originally filed August 22, 2008).
10	.26***	4G MVNO Agreement dated November 28, 2008, among Clearwire Communications LLC, Comcast MVNO II, LLC, TWC Wireless, LLC, BHN Spectrum Investments, LLC and Sprint Spectrum L.P. d/b/a Sprint (Incorporated herein by reference to Exhibit 10.26 to Clearwire Corporation’s Form 10-K filed March 26, 2009).
10	.27***	Market Development Agreement dated November 28, 2008, between Clearwire Communications LLC and Intel Corporation (Incorporated herein by reference to Exhibit 10.27 to Clearwire Corporation’s Form 10-K filed March 26, 2009).
10	.28***	Google Products and Services Agreement dated November 28, 2008, between Google Inc. and Clearwire Communications LLC (Incorporated herein by reference to Exhibit 10.28 to Clearwire Corporation’s Form 10-K filed March 26, 2009).
10	.29***	Spectrum Agreement dated November 28, 2008, between Google Inc. and Clearwire Communications LLC (Incorporated herein by reference to Exhibit 10.29 to Clearwire Corporation’s Form 10-K filed March 26, 2009).
10	.30***	Master Site Agreement dated November 28, 2008, between Clearwire Communications LLC and Sprint Spectrum LP (Incorporated herein by reference to Exhibit 10.30 to Clearwire Corporation’s Form 10-K filed March 26, 2009).
10	.31***	Master Agreement for Network Services dated November 28, 2008, between Clearwire Communications LLC and Sprint Solutions, Inc. (Incorporated herein by reference to Exhibit 10.31 to Clearwire Corporation’s Form 10-K filed March 26, 2009).
10	.32***	Authorized Sales Representative Agreement dated November 28, 2008, between Clearwire Communications LLC and Sprint Solutions, Inc. (Incorporated herein by reference to Exhibit 10.32 to Clearwire Corporation’s Form 10-K filed March 26, 2009).
10	.33***	National Retailer Agreement dated November 28, 2008, between Sprint Solutions, Inc. and Clearwire Communications LLC (Incorporated herein by reference to Exhibit 10.33 to Clearwire Corporation’s Form 10-K filed March 26, 2009).

10	.34***	IT Master Services Agreement dated November 28, 2008, between Clearwire Communications LLC and Sprint Solutions, Inc. (Incorporated herein by reference to Exhibit 10.34 to Clearwire Corporation’s Form 10-K filed March 26, 2009).
10.35		Form of Clearwire Employee Confidentiality and Intellectual Property Agreement (Incorporated herein by reference to Exhibit 10.69 to Clearwire Corporation’s Registration Statement on Form S-4 originally filed August 22, 2008).
10.36		Clearwire Corporation 2008 Stock Compensation Plan (Incorporated herein by reference to Exhibit 10.68 to Clearwire Corporation’s Registration Statement on Form S-4 originally filed August 22, 2008).
10.37		Clearwire Corporation 2007 Stock Compensation Plan, as amended November 26, 2008 (Incorporated herein by reference to Exhibit 4.2 to Clearwire Corporation’s Registration Statement on Form S-8 filed December 2, 2008).
10.38		Form of Indemnification Agreement (Incorporated herein by reference to Exhibit 10.1 to Clearwire Corporation’s Form 8-K filed December 8, 2008).
10.39		Offer Letter Agreement dated January 21, 2009 between Clearwire Corporation and David J. Sach (Incorporated herein by reference to Exhibit 10.39 to Clearwire Corporation’s Form 10-K filed March 26, 2009).
10.40		Offer Letter Agreement dated March 9, 2009 between Clearwire Corporation and Benjamin G. Wolff (Incorporated herein by reference to Exhibit 10.40 to Clearwire Corporation’s Form 10-K filed March 26, 2009).
10.41		Offer Letter Agreement dated March 9, 209 between Clearwire Corporation and William T. Morrow (Incorporated herein by reference to Exhibit 10.41 to Clearwire Corporation’s Form 10-K filed March 26, 2009).
21.1		List of subsidiaries (Incorporated herein by reference to Exhibit 21.1 to Clearwire Corporation’s Form 10-K filed March 26, 2009).
23	.1†	Consent of Deloitte & Touche LLP.
23	.2†	Consent of KPMG LLP.
23	.3†	Consent of Kirkland & Ellis LLP (included as part of Exhibit 5.1).
99	.1†	Power of Attorney (included on the signature page).
99.2		2007 Clearwire Corporation financial statements and footnotes (Incorporated herein by reference to Exhibit 99.1 to Clearwire Corporation’s Form 10-K filed March 26, 2009).

†	Filed herewith.

*	Flux United States Corporation changed its name to Clearwire Corporation effective February 24, 2004, and as a result all references to Flux United States Corporation in this index are now to Clearwire Corporation.

**	The Securities and Exchange Commission has granted confidential treatment of certain provisions of these exhibits. Omitted material for which confidential treatment has been granted has been filed separately with the Securities and Exchange Commission.

***	Application has been made to the Securities and Exchange Commission for confidential treatment of certain provisions of these exhibits. Omitted material for which confidential treatment has been requested has been filed separately with the Securities and Exchange Commission.

(b) Financial Statement Schedules.

Schedules have been omitted because the information set forth therein is not material, not applicable or is included in the financial statements or related notes of the prospectus which forms a part of this registration statement.

Item 17.	Undertakings.

a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

c) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

d) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

e) The undersigned hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report, to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Kirkland, state of Washington, on March 27, 2009.

CLEARWIRE CORPORATION

/s/  William T. Morrow

William T. Morrow
Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints William T. Morrow, David J. Sach and Broady R. Hodder, and each of them singly, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and any and all additional registration statements pursuant to Rule 462(b) of the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the SEC, granting unto each said attorney-in-fact and agents full power and authority to do and perform each and every act in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or either of them or their or his or her substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ William T. Morrow William T. Morrow	Chief Executive Officer (Principal Executive Officer)	March 27, 2009

/s/ David J. Sach David J. Sach	Chief Financial Officer (Principal Financial Officer)	March 27, 2009

/s/ Robert M. DeLucia Robert M. DeLucia	Chief Accounting Officer (Principal Accounting Officer)	March 27, 2009

/s/ Craig O. McCaw Craig O. McCaw	Director	March 27, 2009

/s/ Daniel R. Hesse Daniel R. Hesse	Director	March 27, 2009

/s/ Keith O. Cowan Keith O. Cowan	Director	March 27, 2009

/s/ John W. Stanton John W. Stanton	Director	March 27, 2009

S-1

Signature	Title	Date

/s/ Dennis S. Hersch Dennis S. Hersch	Director	March 27, 2009

/s/ Peter L.S. Currie Peter L.S. Currie	Director	March 27, 2009

/s/ Jose Collazo Jose Collazo	Director	March 27, 2009

/s/ Frank Ianna Frank Ianna	Director	March 27, 2009

/s/ Sean Maloney Sean Maloney	Director	March 27, 2009

/s/ Steve Elfman Steve Elfman	Director	March 27, 2009

/s/ Theodore H. Schell Theodore H. Schell	Director	March 27, 2009

/s/ Brian P. McAndrews Brian P. McAndrews	Director	March 27, 2009

S-2

EXHIBIT INDEX

2.1		Transaction Agreement and Plan of Merger dated May 7, 2008, among Clearwire Corporation, Sprint Nextel Corporation, Comcast Corporation, Time Warner Cable Inc., Bright House Networks, LLC, Google Inc. and Intel Corporation (Incorporated herein by reference to Exhibit 2.1 to Clearwire Corporation’s Registration Statement on Form S-4 originally filed August 22, 2008).
2.2		Amendment No. 1 to the Transaction Agreement and Plan of Merger, dated November 21, 2008, as amended, among Clearwire Corporation, Sprint Nextel Corporation, Intel Corporation, Google Inc., Comcast Corporation, Time Warner Cable Inc. and Bright House Networks, LLC (Incorporated herein by reference to Exhibit 2.1 to Clearwire Corporation’s Form 8-K filed December 1, 2008).
3.1		Restated Certificate of Incorporation of Clearwire Corporation (Incorporated herein by reference to Exhibit 3.1 to Clearwire Corporation’s Form 8-K filed December 1, 2008).
3.2		Bylaws of Clearwire Corporation, effective as of November 28, 2008 (Incorporated herein by reference to Exhibit 3.2 to Clearwire Corporation’s Form 8-K filed December 1, 2008).
4.1		Equityholders’ Agreement, dated November 28, 2008, among Clearwire Corporation, Sprint HoldCo, LLC, Eagle River Holdings, LLC, Intel Capital Wireless Investment Corporation 2009A, Intel Capital Wireless Investment Corporation 2008B, Intel Capital Wireless Investment Corporation 2008C, Intel Capital Corporation, Intel Capital (Cayman) Corporation, Middlefield Ventures, Inc., Comcast Wireless Investment I, Inc., Comcast Wireless Investment II, Inc., Comcast Wireless Investment III, Inc., Comcast Wireless Investment IV, Inc., Comcast Wireless Investment V, Inc., Google Inc., TWC Wireless Holdings I LLC, TWC Wireless Holdings II LLC, TWC Wireless Holdings III LLC, BHN Spectrum Investments, LLC (Incorporated herein by reference to Exhibit 4.1 to Clearwire Corporation’s Form 8-K filed December 1, 2008).
4.2		Stock certificate for Clearwire Corporation Class A Common Stock (Incorporated herein by reference to Exhibit 4.2 to Clearwire Corporation’s Form 10-K filed March 26, 2009).
4.3		Registration Rights Agreement dated August 5, 2005, among Clearwire Corporation and certain buyers of the Senior Secured Notes (Incorporated herein by reference to Exhibit 4.5 to Clearwire Corporation’s Registration Statement on Form S-1 filed December 19, 2006).
4	.4†	Form of Warrant.
4.5		Registration Rights Agreement, dated November 28, 2008, among Clearwire Corporation, Sprint Nextel Corporation, Eagle River Holdings, LLC, Intel Corporation, Comcast Corporation, Google Inc., Time Warner Cable Inc. and BHN Spectrum Investments LLC (Incorporated herein by reference to Exhibit 4.2 to Clearwire Corporation’s Form 8-K filed December 1, 2008).
5	.1†	Legal Opinion of Kirkland & Ellis LLP.
9.1		Voting Agreement dated May 7, 2008, among Sprint Nextel Corporation, Comcast Corporation, Time Warner Cable Inc., Bright House Networks, LLC, Google Inc., Intel Corporation and Eagle River Holdings, LLC (Incorporated herein by reference to Exhibit 9.1 to Clearwire Corporation’s Registration Statement on Form S-4 originally filed August 22, 2008).
9.2		Voting Agreement dated May 7, 2008, among Sprint Nextel Corporation, Comcast Corporation, Time Warner Cable Inc., Bright House Networks, LLC, Google Inc., Intel Corporation, Intel Capital Corporation and Intel Capital (Cayman) Corporation (Incorporated herein by reference to Exhibit 9.2 to Clearwire Corporation’s Registration Statement on Form S-4 originally filed August 22, 2008).
10	.1*	Indemnification Agreement dated November 13, 2003, among Flux Fixed Wireless, LLC and Flux United States Corporation (Incorporated herein by reference to Exhibit 10.2 to Clearwire Corporation’s Registration Statement on Form S-1 filed December 19, 2006).
10.2		Form of Indemnification Agreement (Incorporated herein by reference to Exhibit 10.3 to Clearwire Corporation’s Registration Statement on Form S-1 filed December 19, 2006).
10.3		Letter Agreement dated April 26, 2004, between Clearwire Corporation and Nicoles Kauser (Incorporated herein by reference to Exhibit 10.5 to Clearwire Corporation’s Registration Statement on Form S-1 filed December 19, 2006).
10.4		Letter Agreement dated April 27, 2004, between Clearwire Corporation and R. Gerard Salemme (Incorporated herein by reference to Exhibit 10.6 to Clearwire Corporation’s Registration Statement on Form S-1 filed December 19, 2006).

10.5	Employment Agreement dated June 28, 2004, between Clearwire Corporation and Perry Satterlee (Incorporated herein by reference to Exhibit 10.7 to Clearwire Corporation’s Registration Statement on Form S-1 filed December 19, 2006).
10.6	Letter Agreement dated March 2, 2005, between Clearwire Corporation and John Butler (Incorporated herein by reference to Exhibit 10.8 to Clearwire Corporation’s Registration Statement on Form S-1 filed December 19, 2006).
10.7	Clearwire Corporation 2003 Stock Option Plan, as amended November 26, 2008 (Incorporated herein by reference to Exhibit 4.1 to Clearwire Corporation’s Registration Statement on Form S-8 filed December 2, 2008).
10.8	Amended and Restated Limited Liability Company Agreement dated July 12, 2006, between Clearwire US LLC and Shichinin LLC (Incorporated herein by reference to Exhibit 10.48 of Amendment No. 1 to Clearwire Corporation’s Registration Statement on Form S-1 filed January 8, 2007).
10.9	Clearwire Corporation 2007 Annual Performance Bonus Plan (Incorporated herein by reference to Exhibit 10.54 of Amendment No. 2 to Clearwire Corporation’s Registration Statement on Form S-1 filed January 30, 2007).
10.10	Wireless Broadband System Services Agreement dated August 29, 2006, between Motorola and Clearwire US LLC (Incorporated herein by reference to Exhibit 10.55 of Amendment No. 5 to Clearwire Corporation’s Registration Statement on Form S-1 filed March 7, 2007).
10.11	Wireless Broadband System Infrastructure Agreement dated August 29, 2006, between Motorola and Clearwire US LLC (Incorporated herein by reference to Exhibit 10.56 of Amendment No. 5 to Clearwire Corporation’s Registration Statement on Form S-1 filed March 7, 2007).
10.12	Wireless Broadband CPE Supply Agreement dated August 29, 2006, between Motorola and Clearwire US LLC (Incorporated herein by reference to Exhibit 10.57 of Amendment No. 5 to Clearwire Corporation’s Registration Statement on Form S-1 filed March 7, 2007).
10.13	Clearwire Corporation 2007 Stock Compensation Plan (Incorporated herein by reference to Exhibit 10.70 of Amendment No. 2 to Clearwire Corporation’s Registration Statement on Form S-1 filed January 30, 2007).
10.14	Stock and Asset Purchase Agreement by and among BellSouth Corporation, Clearwire Spectrum Holdings II LLC, Clearwire Corporation and AT&T Inc. dated as of February 15, 2007 Plan (Incorporated herein by reference to Exhibit 10.71 of Amendment No. 4 to Clearwire Corporation’s Registration Statement on Form S-1 filed February 20, 2007).
10.15	Credit Agreement dated as of July 3, 2007, among Clearwire Corporation, the several lenders from time to time parties thereto, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Citigroup Global Markets, Inc., as Co-Documentation Agents, JPMorgan Chase Bank, N.A., as Syndication Agent and Morgan Stanley Senior Funding, Inc., as Administrative Agent (Incorporated herein by reference to Exhibit 10.1 to Clearwire Corporation’s Form 8-K filed July 5, 2007).
10.16	Incremental Facility Amendment dated November 2, 2007, among Clearwire Corporation, Morgan Stanley Senior Funding, Inc., as administrative agent, Wachovia Bank N.A., as a Tranche C Term Lender, and Morgan Stanley Senior Funding, Inc. and Wachovia Capital Markets, LLC, as lead arrangers (Incorporated herein by reference to Exhibit 10.1 to Clearwire Corporation’s Form 8-K filed November 2, 2007).
10.17	Sprint Incremental Term Loan Amendment dated December 1, 2008, by and among Clearwire Legacy LLC (formerly known as Clearwire Sub LLC), Clearwire XOHM LLC (formerly known as Sprint Sub, LLC), Clearwire Communications LLC, Morgan Stanley Senior Funding, Inc., as administrative agent and Sprint Nextel Corporation (Incorporated herein by reference to Exhibit 10.2 to Clearwire Corporation’s Form 8-K filed December 1, 2008).
10.18	Amended and Restated Credit Agreement dated November 21, 2008, by and among Clearwire Corporation, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Citigroup Global Markets Inc. as co-documentation agents, JP Morgan Chase Bank, N.A. as syndication agent, Morgan Stanley & Co., Inc. as collateral agent, Morgan Stanley Senior Funding, Inc. as administrative agent and the other lenders party thereto (Incorporated herein by reference to Exhibit 10.1 to Clearwire Corporation’s Form 8-K filed November 24, 2008).
10.19	Form of Stock Option Agreement (Incorporated herein by reference to Exhibit 10.19 to Clearwire Corporation’s Form 10-K filed March 26, 2009).

10.20		Form of Restricted Stock Unit Award Agreement (Incorporated herein by reference to Exhibit 10.20 to Clearwire Corporation’s Form 10-K filed March 26, 2009).
10.21		Clearwire Corporation Change in Control Severance Plan, as amended (Incorporated herein by reference to Exhibit 10.1 to Clearwire Corporation’s Form 10-Q filed May 12, 2008 and Exhibit 10.1 to Clearwire Corporation’s Form 10-Q filed August 8, 2008).
10.22		Amended and Restated Operating Agreement of Clearwire Communications LLC dated November 28, 2008 (Incorporated herein by reference to Exhibit 10.1 to Clearwire Corporation’s Form 8-K filed December 1, 2008).
10.23		Subscription Agreement dated May 7, 2008, between CW Investment Holdings, LLC and Clearwire Corporation (Incorporated herein by reference to Exhibit 10.56 to Clearwire Corporation’s Registration Statement on Form S-4 originally filed August 22, 2008).
10	.24***	Intellectual Property Agreement dated November 28, 2008, between Sprint Nextel Corporation and Clearwire Communications LLC (Incorporated herein by reference to Exhibit 10.24 to Clearwire Corporation’s Form 10-K filed March 26, 2009).
10	.25**	MVNO Support Agreement dated May 7, 2008, among Sprint Spectrum L.P. d/b/a Sprint, Comcast MVNO II, LLC, TWC Wireless, LLC and BHN Spectrum Investments, LLC (Incorporated herein by reference to Exhibit 10.58 to Clearwire Corporation’s Registration Statement on Form S-4 originally filed August 22, 2008).
10	.26***	4G MVNO Agreement dated November 28, 2008, among Clearwire Communications LLC, Comcast MVNO II, LLC, TWC Wireless, LLC, BHN Spectrum Investments, LLC and Sprint Spectrum L.P. d/b/a Sprint (Incorporated herein by reference to Exhibit 10.26 to Clearwire Corporation’s Form 10-K filed March 26, 2009).
10	.27***	Market Development Agreement dated November 28, 2008, between Clearwire Communications LLC and Intel Corporation (Incorporated herein by reference to Exhibit 10.27 to Clearwire Corporation’s Form 10-K filed March 26, 2009).
10	.28***	Google Products and Services Agreement dated November 28, 2008, between Google Inc. and Clearwire Communications LLC (Incorporated herein by reference to Exhibit 10.28 to Clearwire Corporation’s Form 10-K filed March 26, 2009).
10	.29***	Spectrum Agreement dated November 28, 2008, between Google Inc. and Clearwire Communications LLC (Incorporated herein by reference to Exhibit 10.29 to Clearwire Corporation’s Form 10-K filed March 26, 2009).
10	.30***	Master Site Agreement dated November 28, 2008, between Clearwire Communications LLC and Sprint Spectrum LP (Incorporated herein by reference to Exhibit 10.30 to Clearwire Corporation’s Form 10-K filed March 26, 2009).
10	.31***	Master Agreement for Network Services dated November 28, 2008, between Clearwire Communications LLC and Sprint Solutions, Inc. (Incorporated herein by reference to Exhibit 10.31 to Clearwire Corporation’s Form 10-K filed March 26, 2009).
10	.32***	Authorized Sales Representative Agreement dated November 28, 2008, between Clearwire Communications LLC and Sprint Solutions, Inc. (Incorporated herein by reference to Exhibit 10.32 to Clearwire Corporation’s Form 10-K filed March 26, 2009).
10	.33***	National Retailer Agreement dated November 28, 2008, between Sprint Solutions, Inc. and Clearwire Communications LLC (Incorporated herein by reference to Exhibit 10.33 to Clearwire Corporation’s Form 10-K filed March 26, 2009).
10	.34***	IT Master Services Agreement dated November 28, 2008, between Clearwire Communications LLC and Sprint Solutions, Inc. (Incorporated herein by reference to Exhibit 10.34 to Clearwire Corporation’s Form 10-K filed March 26, 2009).
10.35		Form of Clearwire Employee Confidentiality and Intellectual Property Agreement (Incorporated herein by reference to Exhibit 10.69 to Clearwire Corporation’s Registration Statement on Form S-4 originally filed August 22, 2008).
10.36		Clearwire Corporation 2008 Stock Compensation Plan (Incorporated herein by reference to Exhibit 10.68 to Clearwire Corporation’s Registration Statement on Form S-4 originally filed August 22, 2008).
10.37		Clearwire Corporation 2007 Stock Compensation Plan, as amended November 26, 2008 (Incorporated herein by reference to Exhibit 4.2 to Clearwire Corporation’s Registration Statement on Form S-8 filed December 2, 2008).

10.38		Form of Indemnification Agreement (Incorporated herein by reference to Exhibit 10.1 to Clearwire Corporation’s Form 8-K filed December 8, 2008).
10.39		Offer Letter Agreement dated January 21, 2009 between Clearwire Corporation and David J. Sach (Incorporated herein by reference to Exhibit 10.39 to Clearwire Corporation’s Form 10-K filed March 26, 2009).
10.40		Offer Letter Agreement dated March 9, 2009 between Clearwire Corporation and Benjamin G. Wolff (Incorporated herein by reference to Exhibit 10.40 to Clearwire Corporation’s Form 10-K filed March 26, 2009).
10.41		Offer Letter Agreement dated March 9, 209 between Clearwire Corporation and William T. Morrow (Incorporated herein by reference to Exhibit 10.41 to Clearwire Corporation’s Form 10-K filed March 26, 2009).
21.1		List of subsidiaries (Incorporated herein by reference to Exhibit 21.1 to Clearwire Corporation’s Form 10-K filed March 26, 2009).
23	.1†	Consent of Deloitte & Touche LLP.
23	.2†	Consent of KPMG LLP.
23	.3†	Consent of Kirkland & Ellis LLP (included as part of Exhibit 5.1).
99	.1†	Power of Attorney (included on the signature page).
99.2		2007 Clearwire Corporation financial statements and footnotes (Incorporated herein by reference to Exhibit 99.1 to Clearwire Corporation’s Form 10-K filed March 26, 2009).

†	Filed herewith.

*	Flux United States Corporation changed its name to Clearwire Corporation effective February 24, 2004, and as a result all references to Flux United States Corporation in this index are now to Clearwire Corporation.

**	The Securities and Exchange Commission has granted confidential treatment of certain provisions of these exhibits. Omitted material for which confidential treatment has been granted has been filed separately with the Securities and Exchange Commission.

***	Application has been made to the Securities and Exchange Commission for confidential treatment of certain provisions of these exhibits. Omitted material for which confidential treatment has been requested has been filed separately with the Securities and Exchange Commission.